                                                                  CONFORMED COPY

                                  FORM 18-K
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2002

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Jamal Khokhar
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                                 Brice T. Voran
                             Shearman & Sterling
                       Commerce Court West, 199 Bay Street
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

December 19, 2002                   By:   /s/ Gadi Mayman
                                        Name:   Gadi Mayman
                                        Title:  Executive Director
                                                Capital Markets Division
                                                Ontario Financing Authority

                                  Exhibit Index

Exhibit (a):        None

Exhibit (b):        None

Exhibit (c):        The  2002  Ontario  Budget  (incorporated  by  reference  to
                    Amendment  No. 4 on Form  18-K/A  dated June 18, 2002 to the
                    Annual Report of the Province of Ontario)

Exhibit (d):        Province of Ontario - Description

                                                                     EXHIBIT (d)

                                               Province of Ontario - Description

                                [ ONTARIO LOGO ]

                                        This  description  of  the  Province  of
                                        Ontario is dated  December  19, 2002 and
                                        appears as Exhibit  (d) to the  Province
                                        of Ontario's  Annual Report on Form 18-K
                                        to  the  U.S.  Securities  and  Exchange
                                        Commission  for the  fiscal  year  ended
                                        March 31, 2002.

THE  DELIVERY OF THIS  DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE  INFORMATION
HEREIN  IS  CORRECT  AS OF ANY  TIME  SUBSEQUENT  TO  ITS  DATE.  THIS  DOCUMENT
(OTHERWISE  THAN AS PART OF A PROSPECTUS  CONTAINED IN A REGISTRATION  STATEMENT
FILED UNDER THE U.S.  SECURITIES  ACT OF 1933,  AS  AMENDED) IS FOR  INFORMATION
PURPOSES ONLY AND IS NOT INTENDED TO BE USED OR RELIED UPON IN  CONNECTION  WITH
THE  PURCHASE OR SALE OF ANY  SECURITIES  OF THE  PROVINCE OF ONTARIO,  IS NOT A
PROSPECTUS,  INFORMATION  MEMORANDUM OR SIMILAR  DOCUMENT AND IS NOT AN OFFER TO
SELL OR THE  SOLICITATION  OF AN OFFER TO BUY ANY  SECURITIES OF THE PROVINCE OF
ONTARIO.

                                TABLE OF CONTENTS

                                                           Page

PROVINCE OF ONTARIO SUMMARY

     GOVERNMENT RESPONSIBILITIES AND

     OUTLINE OF PRINCIPAL PROVINCIAL

     ONTARIO ELECTRICITY FINANCIAL
       CORPORATION (OEFC) PURPOSES.....................     34
     FINANCIAL ASSETS AND
       LIABILITIES.....................................     35
     CONSOLIDATED DEBT OF THE ONTARIO

                                 ---------------

     In this  document,  unless  otherwise  specified  or the context  otherwise requires,  all dollar  amounts are  expressed in Canadian  dollars.  All foreign currency  conversions  are reported at statement  date  exchange  rates,  unless otherwise  specified.  The  inverse of the noon  buying rate in New York City on
December 18, 2002 for cable  transfers  in Canadian  dollars,  as certified  for customs  purposes  by the Federal  Reserve  Bank of New York was $1.00 = $0.6435
(U.S.).  See "4.  Public  Debt-- (5)  Selected  Debt  Statistics--  The Canadian
Dollar."

                                ---------------

     In this  document,  statistics  for the economy of the  Province of Ontario
("Ontario" or the  "Province")  are set forth on a calendar year basis at market prices,  except as otherwise  indicated.  Economic  statistics  for recent years frequently are estimates or preliminary figures which are subject to adjustment.
Financial statistics for the Province are set forth on a fiscal year basis (from
April  1  to  March  31  of  the  succeeding  year),   unless  otherwise  noted.

                                ---------------

     In this document, unless otherwise specified,  references to average growth rates refer to the average annual  compound rate of growth.  This is computed by expressing  the amount of growth during the period as a constant  annual rate of growth compounded  annually.  The computational  procedure used is the geometric average of the annual rates from the first to the last year's observation of the variables.

                                ---------------

     This document appears as an exhibit to the Province's  Annual Report to the
U.S.  Securities and Exchange  Commission on Form 18-K for the fiscal year ended
March 31, 2002. Additional information with respect to the Province is available in such Annual Report and in amendments  thereto.  Such Annual Report,  exhibits and  amendments can be inspected and copied at the public  reference  facilities maintained by the Commission at: 2 Judiciary Plaza, 450 Fifth Street, N.W., Room
1024,  Washington,  D.C. 20549. Copies of such documents may also be obtained at prescribed  rates from the Public Reference  Section of the U.S.  Securities and
Exchange  Commission at its  Washington  address or,  without  charge,  from the
Province of Ontario, Ontario Financing Authority,  Capital Markets Division, One
Dundas  Street  West,  14th Floor,  Toronto,  Ontario M7A 1Y7,  telephone  (416)
325-8128.

                                ---------------

                     PROVINCE OF ONTARIO SUMMARY INFORMATION

The following  information is a summary only and is qualified in its entirety by the detailed information elsewhere in this document. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.

                                                                               Year ended December 31,
                                                          ----------------------------------------------------------------------
                                                          -------------- ------------- ------------- ------------- -------------
                                                                1997          1998          1999          2000          2001
                                                                          (in millions unless otherwise indicated)
    Economy(1)
      Gross Domestic Product at Market
         Prices.....................................          $ 359,354     $ 377,897     $ 408,099     $ 443,446     $ 443,852
      Personal Income...............................            289,537       304,652       322,549       346,738       359,927
      Consumer Price Index
         (annual change)............................               1.9%          0.9%          1.9%          2.9%          3.1%
      Unemployment
         (average annual rate)......................               8.4%          7.2%          6.3%          5.7%          6.3%

                                                                             Restated(7)                             Outlook
                                                              1999-00(2)     2000-01(2)            2001-02(2)        2002-03(3)(2)
                                                                                      (in millions)
    Government Finances
    Revenue.........................................         $ 62,931           $  63,824        $  63,886         $  66,611
    Expenditure
         Programs...................................           47,525              50,401           52,523            54,494
         Gross Capital Expenditure..................            4,887               2,123            1,890             2,715
         Less: Net Investment in Capital Assets*....               --                  --               --               634
         Public Debt Interest
              Provincial............................            8,977               8,896            8,509             8,505
              Electricity Sector....................              520                 520              520               520
    Total Expenditure...............................           61,909              61,940           63,442            65,600
    Less: Reserve(4)................................               --                  --               --             1,000
    Add: Decrease/(Increase) in Stranded Debt
      from Electricity Sector Restructuring to be
      recovered from Ratepayers(5)..................             (354)                 18              (69)              (11)
    Surplus/(Deficit)...............................         $    668          $  1,902(6)       $     375         $       0

                                                                                     As at March 31,
                                                          ----------------------------------------------------------------------
                                                          ------------- ------------- -------------- ------------- -------------
                                                              1998(2)        1999(2)        2000(2)       2001(2)        2002(2)
                                                                                      (in millions)
    Public Sector Debt
      Net Provincial Debt......                            $ 112,735       $ 114,737     $ 113,715      $ 110,634     $ 112,036
      Ontario Electricity Financial
         Corporation (OEFC) Debt                              30,657          30,486        31,338         30,566        29,116
      Loans Guaranteed.........                                2,774           2,893         2,804          2,816         2,788
      Other Public Sector Debt.                                6,125           6,580         6,575          7,234         7,212
      Total....................                            $ 152,291        $154,696      $154,432       $151,250      $151,152

----------

*    Starting in 2002-03,  major  tangible  capital assets owned by the Province
     (land, buildings and transportation  infrastructure) are accounted for on a full accrual  accounting basis. Other tangible capital assets will continue to be booked as expenditure in the year of acquisition.

(1)  See "2. Economy-- (2) Recent Economic  Developments"  for the most recently available economic indicators.

(2)  Prepared on the basis of modified accrual and consolidation accounting. See
     "3. Public Finance-- (1) Financial Reporting-- Overview."

(3)  Outlook  2002-03  refers to  information  contained  in the 2002-03  Second
     Quarter Ontario  Finances and the 2002 Ontario  Economic Outlook and Fiscal
     Review which updates the 2002 Ontario Budget (the "2002 Budget").

(4)  Ontario's  2002-03  Budget Plan included a $1 billion  reserve  designed to protect the balanced  budget against  unexpected and adverse changes in the economic  and  fiscal  outlook.  The  reserve  will be  available  for debt reduction at year-end if not needed.

(5)  Reflects the estimated  excess of revenue over  expenditure  of the Ontario
     Electricity Financial Corporation ("OEFC").  Consistent with the principles of electricity restructuring, OEFC debt is to be recovered from ratepayers, not taxpayers.

(6)  Surplus after Provisional Adjustment for CCRA Error and Accounting Changes.

(7)  Fiscal 2000-01 has been restated to reflect the accounting changes. See "3.
     Public Finance-- (1) Financial Reporting-- Accounting Changes."

                                   1. OVERVIEW

Area and Population

     The Province of Ontario covers an area of  approximately  1,068,580  square kilometers (412,580 square miles),  about 10.7% of Canada, and is about 11.4% as large as the United States. The estimated  population of Ontario on July 1, 2002 was 12.1 million, or 38.4% of Canada's  population of 31.4 million.  Since 1992, the  populations of Ontario and Canada have increased at average annual rates of
1.3% and 1.0%, respectively. Although it constitutes only 12% of the area of the
Province,  Southern  Ontario  contains  approximately  93.2%  of the  Province's population. The population of the Greater Toronto Area, the largest metropolitan area in Canada, was estimated to be 5.5 million on July 1, 2002.

Government

     Canada  is  a  federation  with  a  parliamentary   system  of  government.
Constitutional  responsibilities are divided between the Federal Government, the
10 provinces and the 3 territories.

     The Premier of the Province of Ontario (the "Premier") is traditionally the leader of the political party with the greatest number of members elected to the legislative assembly of the Province (the "Legislative  Assembly").  The Cabinet
through the Lieutenant  Governor,  who represents the Crown,  formally exercises executive power.  Cabinet  ministers are usually nominated from among members of the Premier's party.

     The  Legislative  Assembly  consists  of 103  seats,  each  representing  a specified  territorial division of the Province,  and is elected for a five-year term.  A  dissolution  of the  Legislative  Assembly  prior  to  the  end of the five-year  term may be requested by the Premier at the Premier's own volition or if the  government  loses the  confidence of the  Legislative  Assembly by being defeated on an important vote.

     The last  Provincial  election  was  held on June 3,  1999.  Present  party standings in the Legislative  Assembly are: the Progressive  Conservative Party,
57 seats;  Liberal  Party,  36  seats;  New  Democratic  Party,  9 seats;  and 1 independent  member.  The current  government  of the  Province is formed by the
Progressive Conservative Party.

Economic Setting

     Gross  Domestic  Product  ("GDP")  at  current  market  prices  in 2001 was
$443,852  million,  representing  40.6% of the Canadian GDP. Personal income per capita in 2001 was $30,259, or 7.9% above the national average.

     An  indication  of the  Province's  importance in several areas of Canadian economic activity is illustrated below.

                                          ONTARIO'S SHARE OF CANADIAN ECONOMIC ACTIVITY, 2001

                                                                      Total
                                                                    Canadian
                                                                    Economic   Ontario's Share of
                                                                    Activity     Canadian Total
                                                                  (in millions)        (%)

                                   Gross Domestic Product.....    $1,092,246          40.6
                                   Business Investment........        189,926         36.9
                                   Exports....................        473,000         65.0
                                   Consumption................        620,777         40.1
                                   Personal Income............        872,657         41.2

----------

Sources:  Statistics Canada and Ontario Ministry of Finance.

     The provincial  economy  displays many of the  characteristics  of a mature economy,  including  substantial  secondary and service sectors. In broad terms, the primary  sector is  composed  of  agriculture,  mining and  forestry,  while manufacturing,  utilities  and  construction  form  the  secondary  sector.  The remaining  categories,  such as  transportation,  communication,  wholesale  and retail  trade and  business  and public  service,  make up the  service  sector.
Ontario shows a stronger  concentration  in  manufacturing  than both the United
States and the whole of Canada.

                               PERCENTAGE DISTRIBUTION OF REAL GROSS DOMESTIC PRODUCT BY INDUSTRY, 2001
                                                           (at 1997 Prices)

                                                              Ontario Canada(1)   United States(2)
                                                                (%)      (%)            (%)
                                     Primary Sector......        1.8      6.1            2.9
                                     Secondary Sector....       28.0     25.2           28.7
                                     Service Sector......       70.2     68.7           68.4
                                     Total...............      100.0    100.0          100.0

----------

Sources:  Ontario Ministry of Finance,  Statistics  Canada and the United States
Department of Commerce.

(1) Real GDP in chained (1997) dollars
(2) Real GDP in chained (1996) dollars

Foreign Relations

     The Province has no direct diplomatic relations with foreign countries, but has  developed a high degree of  international  activity in order to  facilitate investment in Ontario.

                                   2. ECONOMY

(1) Major Economic Indicators

Overview

     Ontario's GDP at current market prices in 2001 was $443,852 million. GDP in constant 1997 dollars ("Real GDP") was $430,501  million in 2001, an increase of
1.5% over 2000.  The four-year  average annual growth rate of real GDP from 1998 to 2001 was 4.6%.  Real GDP in 2001 declined at a quarterly  rate of 0.3% in the first quarter,  increased 1.0% in the second quarter, declined 0.4% in the third quarter and increased 0.6% in the fourth quarter.

     For 2001, the Ontario economy faced serious challenges and growth slowed to
1.5% after  reaching  4.6% in 2000.  In the external  sector,  real exports fell
3.3%.  On the domestic  side,  business  investment  in machinery  and equipment declined, while consumer spending and housing increased.

     The following  table  provides a summary of major  economic  indicators for
Ontario from 1998 to 2001. For the most recently available economic  indicators,
See "2. Economy-- (2) Recent Economic Developments" below.

                                                       MAJOR ECONOMIC INDICATORS

                                                                                                                       Average Annual
                                                                               Year ended December 31,                 Rate of Growth
                                                                   1998         1999         2000           2001          1998-2001
                                                                   (in millions unless otherwise indicated)                  (%)
  Personal Expenditure on Consumer Goods
    and Services.......................................          $209,866     $223,902     $238,808       $249,027          5.6
  Government Expenditure on Goods and
    Services...........................................            73,024       75,975       80,665         84,645          4.7
  Business Gross Fixed Capital Formation...............            59,448       65,757       69,644         70,120          5.6
  Exports of Goods and Services........................           263,663      291,466      314,755        307,436          6.1
  Imports of Goods and Services........................           229,462      248,671      273,431        264,659          5.5
  Adjustment for Inventory Changes and
    Other Transactions.................................             1,358          670        3,005         -2,717           --
  Gross Domestic Product at Market Prices..............           377,897      409,099      433,446        443,852          5.4
  Gross Domestic Product in Constant 1997
    Prices.............................................           376,716      405,352      424,096        430,501          4.6
  Gross Domestic Product Price Deflator
    (Index)............................................             100.3        100.9        102.2          103.1          0.8
  Personal Income (Ontario)............................           304,652      322,549      346,738        359,927          5.6
  Personal Income (Canada).............................           748,321      783,596      838,880        872,657          5.1
  Personal Income per Capita
    (July Population):
    Ontario (in dollars)...............................            26,753       27,980       29,642         30,259          4.1
    Canada (in dollars)................................            24,739       25,684       27,244         28,050          4.1
  Population (July in thousands):
    Ontario............................................            11,387       11,528       11,698         11,895          1.5
    Canada.............................................            30,248       30,509       30,791         31,111          0.9

                                                                               Year ended December 31,                     Average
                                                                   1998         1999         2000           2001          1998-2001
  Consumer Price Index
    (annual Change):
    Ontario............................................            0.9%         1.9%          2.9%          3.1%           2.2%
    Canada.............................................            0.9%         1.7%          2.7%          2.6%           2.0%
  Unemployment
    (average annual Rate):
    Ontario............................................            7.2%         6.3%          5.7%          6.3%           6.4%
    Canada.............................................            8.3%         7.6%          6.8%          7.2%           7.5%
----------

Totals may not add due to rounding.
Sources: Ontario Ministry of Finance and Statistics Canada.

Personal Expenditure

     In 2001, personal  expenditure on consumer goods and services,  the largest component of GDP,  increased  4.3% over 2000.  From 1998 through 2001,  personal expenditure increased at an average annual rate of 5.6%.

Government Expenditure

     Expenditure by the federal, provincial and municipal governments in Ontario
(excluding transfer payments and subsidies) comprised 19.1% of provincial output in 2001.(1)  From 1998  through  2001,  government  expenditure  increased at an average  annual  rate of 4.7%,  compared to a GDP growth rate of 5.4% in current dollars.

----------

(1)  The  National  Income and  Expenditure  Accounts as produced by  Statistics
     Canada  defines  government  expenditure to exclude  transfer  payments and subsidies.

Capital Expenditure

     In 2001, total capital expenditure was $80,419 million, or 18.1% of GDP, up
2.1%  from  $78,788  million  in  2000.  The  major  sources  of  total  capital expenditure were housing (26.4%), trade, commercial and information and cultural industries (29.9%), manufacturing (11.4%), institutional services and government departments (14.8%), transportation,  warehousing and utilities (10.2%), primary and construction  industries (4.5%) and  professional,  scientific and technical services (2.8%). From 1998 through 2001, total capital expenditure  increased at an average annual rate of 5.8%.

     Business gross fixed capital  formation in 2001 was $70,120  million.  This accounted  for 87.2% of total  capital  expenditure  and 15.8% of GDP at current market prices.

Exports and Imports

     In 2001,  Ontario's exports of goods and services totaled $307,436 million, the  equivalent  of  69.3%  of  Ontario's  nominal  GDP,  of  which  73.3%  were international  exports and 26.7% were  interprovincial  exports.  By comparison,
Ontario  international  exports  represented  47.6% of Canada's  total  exports.
Ontario's  imports  of goods and  services  totaled  $264,659  million  in 2001, resulting in a positive overall trade balance of $42,777 million.

     Ontario's  international  goods exports include:  motor vehicles and parts, which  accounted  for 45.7% of its total value of  merchandise  exports in 2001;
capital  equipment  such as machinery,  electrical  and  electronic  goods,  and scientific and  professional  equipment,  which accounted for 23.4%;  industrial materials such as steel,  chemicals,  plastics and rubber,  which  accounted for
15.5%;  agricultural,   forestry,  energy  and  mining-related  products,  which
accounted for 9.5%;  and consumer  goods such as furniture,  drugs and clothing, which  accounted for 3.6%.  Ontario ranks  alongside Japan and Germany as one of the top three  exporters of motor  vehicles  and parts,  capital  equipment  and industrial materials to the United States.

     Ontario's leading interprovincial exports include financial,  insurance and real estate services, wholesale trade, food products,  transportation equipment, chemicals and electrical equipment.

     Under the Free Trade Agreement ("FTA"), which came into force on January 1,
1989,  tariffs  between the United States and Canada were phased out entirely on
January 1, 1999.  The North  American  Free Trade  Agreement  ("NAFTA")  between
Canada, Mexico and the United States, which came into effect on January 1, 1994, liberalizes trade with Mexico and improves on many of the provisions of the FTA.
A bilateral  free-trade  agreement  between  Canada and Chile came into force on
July 5, 1997. This Canada-Chile agreement, which provides for the liberalization of trade and investment between the two countries, was negotiated to serve as an interim  step to bridge  Chile's  accession to NAFTA.  In addition,  a new World
Trade  Organization  Agreement  ("WTO") (formerly the General Agreement on Trade and  Tariffs)  was  implemented  on January 1, 1995.  It has  resulted  in a 40%
reduction  in  average  tariffs  worldwide  and makes  major  advances  in rules governing trade in agriculture, services and intellectual property.

(2) Recent Economic Developments

     Real output in the Ontario  economy  grew by 1.1% in the second  quarter of
2002 (April-June 2002), measured in 1997 dollars (4.4% annual rate), following a strong first  quarter  advance of 1.8% (7.6%  annualized).  In current  dollars, nominal GDP rose 2.5% to reach an annualized level of $464.3 billion.

     Growth in the second  quarter of 2002 was well balanced  across the economy with consumer spending (+0.5%) and business  investment (+3.9%)  contributing to growth. Growth was also provided as businesses  replenished  inventories by $4.5 billion  in the  second  quarter of 2002,  the first  build-up  since the second quarter of 2001. Growth was partially offset by weaker  residential  (-0.3%) and non-residential  investment (-0.1%) and a narrowing of the trade balance as real export growth lagged the surge in real import growth.

     Total Ontario  employment rose by 12,800 in November 2002. Total employment in Ontario is up 97,100  over the first  eleven  months of 2002  compared to the same period a year ago.

     In November 2002, the Ontario unemployment rate was 6.7%, down from 6.8% in
November 2001.

     In October 2002, the Ontario  Consumer  Price Index ("CPI")  inflation rate was 2.8%. Economic Outlook: 2002 to 2003

     The 2002 Ontario Budget  contained the economic  projection for the Ontario economy for 2002 and 2003. At the time of the June Budget,  Ontario real GDP was forecast  to rise by 3.1% in 2002  and  accelerate  to 4.2% in  2003.  The  2002
Ontario Economic  Outlook and Fiscal Review contained an updated  projection for the Ontario economy based on the private-sector  consensus economic  projections for Ontario.

     Economic  growth in 2002 has been stronger than expected at the time of the
June Budget.  Private-sector  forecasters now anticipate real growth of 3.5% for
2002,  compared to 3.2% in June.  Private-sector  economists  have lowered their forecasts  for 2003 real  growth from an average of 4.3% at the time of the June
Budget  to  3.5%  currently.  According  to the  latest  average  private-sector forecast,  Ontario's CPI inflation  rate is expected to be 2.1% in 2002 and 2.4%
in 2003.  Ontario's  unemployment  rate is projected to average 7.1% in 2002 and
6.7% in 2003, according to the average private-sector forecast.

     Private-sector  forecasts for Ontario growth are based on assumptions about key features of the external environment,  including interest rates and the U.S.
economy. According to the Ministry of Finance's financial market survey (October
2002), the Canadian  three-month  Treasury bill rate is expected to average 2.6%
in 2002 and 3.5% in 2003. The 10-year government of Canada bond rate is expected to  average  5.3% in both  2002  and  2003.  According  to  Consensus  Forecasts
(November  2002),  the U.S. economy is expected to grow by 2.3% in 2002 and 2.7%
in 2003.

     The foregoing private-sector consensus economic projections are used by the
Government  primarily  for  purposes of the 2002  Ontario  Economic  Outlook and
Fiscal  Review.  They are  included  herein in order to disclose  the  principal assumptions underlying such medium-term estimates and should not be deemed to be representations  of what actual  economic  results will be.  Actual  results are subject to material  variation  based on a wide  variety of  factors,  including economic developments in the United States and in other external markets.

(3) Structure of the Economy

Secondary Industries

     Manufacturing. Ontario is Canada's leading manufacturing province. In 2001,
Ontario's  manufacturing  volume of output  (measured in 1997  dollars) at basic prices totaled $81.1 billion,  or 51% of the national total. The contribution of manufacturing  output to Ontario's total GDP (measured in 1997 dollars) at basic prices was 20.0%.

                                               MANUFACTURING REAL GROSS DOMESTIC PRODUCT
                                            (measured in 1997 dollars) at Basic Prices (1)

                                                                                   Year ended December 31,
                                                                  1997         1998         1999         2000         2001
                                                                                        (in millions)
Transportation Equipment.......................................$..16,043    $  17,274    $  20,302    $  19,770    $  18,067
Machinery, Electrical, Electronics & Computer.....................11,991       12,946       14,382       17,332       14,410
Primary & Fabricated Metal.........................................9,987       10,667       11,221       11,615       11,296
Food, Beverage & Tobacco...........................................8,845        9,577        9,428        9,652       10,253
Chemicals and Petroleum............................................6,733        7,092        7,389        7,420        7,448
Plastics & Rubber..................................................4,339        4,549        5,016        5,210        5,358
Paper and Wood.....................................................4,957        4,959        4,941        5,039        4,842
Furniture Products.................................................1,822        2,258        2,329        2,709        2,534
Printing...........................................................2,216        2,235        2,215        2,233        2,259
Non-Metallic Mineral Products......................................1,840        2,161        2,124        2,202        2,158
Textiles, Clothing, Leather & Allied Prod..........................1,806        1,968        1,795        1,731        1,598
Miscellaneous Manufacturing........................................1,069        1,174        1,232          968          873
Total..........................................................$..71,648    $  76,860    $  82,374    $  85,881    $  81,097

----------

Source: Statistics Canada.

(1) Includes taxes on production, mainly property taxes and payroll taxes.

     Transportation   equipment  is  Ontario's  largest  manufacturing  industry measured by output.  In 2001,  output in this sector totaled $18.1  billion,  or
22.3% of total  Ontario  manufacturing  output.  Ontario  accounted for 94.3% of
Canadian-manufactured  motor vehicles,  parts and accessories,  and 15% of North
America's motor vehicle assembly. Ontario's international trade surplus in motor vehicles and parts was $23.3  billion in 2001.  Capital  investment in Ontario's transportation  equipment  industry  totaled  $2.8  billion in 2001 and  capital investment  intentions for 2002,  according to the latest survey from Statistics
Canada, are $2.8 billion.

     In 2001,  56% of Canada's  machinery,  electrical,  electronic and computer products were produced in Ontario. A number of firms with worldwide  reputations in the design,  manufacture and  distribution  of high  technology  products are based in the Province.  Ontario  manufacturers as a whole conducted $5.2 billion worth of industrial research and development in 2000, and accounted for 64.0% of total Canadian manufacturing industrial research and development.

     Construction.   Ontario's   capital   spending  on  construction   includes
buildings,  roads  and  other  facilities.   Construction  spending  intentions,
according to the latest survey from Statistics Canada, indicate an expected rise of 5% in 2002 to $39.1  billion.  The  highest  increase  is in  government  and institutions  at 10.5%,  followed  by housing at 9.4%.  Capital  expenditure  on housing constitutes 53% of the total.

                                                      ONTARIO CAPITAL EXPENDITURE

                                                                          Year ended December 31,
                                                    1997       1998       1999        2000       2001          2002(1)
                                                                               (in millions)
  Housing.................................        $ 14,364   $ 16,668   $ 17,863    $ 18,286   $ 19,002       $20,790
  Business................................           9,628     10,404     11,036      10,547     11,027        10,329
  Government and Institutions.............           4,963      4,335      5,247       5,891      7,183         7,936
  Total...................................        $ 28,955   $ 29,407   $ 34,145    $ 37,924   $ 37,212       $39,055

----------

Source: Statistics Canada.
(1) Revised intentions 2002.

Primary Industries

     Agriculture.  Ontario  has a  large  and  highly  diversified  agricultural sector.  Agricultural  activity can be found in most areas of the Province,  but production is concentrated in southwestern Ontario,  which is located at roughly the same  latitude as Northern  California  and has a climate  moderated  by the
Great Lakes.  Provincial agricultural  production,  based on farm cash receipts, was valued at $7.7 billion in 2001,  or 23.8% of the Canadian  total - a greater share than any other province.

                                                        AGRICULTURAL PRODUCTION

                                                                    Year ended December 31,
                                                            1997     1998     1999    2000     2001
                                                                        (in millions)
                       Agricultural Production(1)......  $ 6,757  $ 6,814  $6,888  $ 7,484  $ 7,711

----------

Source: Statistics Canada.
(1) Farm cash receipt; excludes government program payments.

     Mining.  Ontario's value of mineral  production was $5,635 million in 2001.
Ontario accounted for 33.1% of Canadian metallic mineral production in 2001. The
Province's  most important  minerals in terms of 2001 value of production  were:
nickel, $1,118 million; gold, $1,052 million;  cement, $546 million; stone, $472 million  and  copper,  $450  million.  The  quantity  of nickel  and gold  mined increased in 2001,  but nickel's  average price  decreased  while gold's average price remained about the same.

                                                          MINERAL PRODUCTION

                                                                 Year ended December 31,
                                                         1997     1998     1999    2000     2001
                                                                     (in millions)
                                 Mineral Production   $ 5,615  $ 5,065  $5,224  $ 5,867  $ 5,635

----------
Source: Natural Resources Canada.

     Forestry.  Updated forest inventories show Ontario has about 540,000 square kilometers  of productive  forestland  representing  22% of the Canadian  total.
Timber harvests from this forest base amounted to approximately 27 million cubic meters in 2001. This supported various wood and paper industries in the Province whose shipments totaled $15.7 billion in 2001, and equaled 25.4% of the Canadian total.

Energy

     The most recent data  available on the energy  sector is for 2000. In 2000, the composition of Ontario's  primary energy  consumption was:  petroleum 29.1%, natural gas and liquids 29.3%, nuclear 15.7%,  hydro-generated electricity 9.9%, coal 13.6%, biomass 2.3% and net electricity purchases 0.1%.

     Total primary energy use in 2000  increased 4.5% from 1999,  with increases in all fuel sources except  nuclear.  Most natural gas and crude oil is obtained from Western Canada at competitive  prices.  Coal is obtained primarily from the
United States.

Service Sector

     The  service  sector  is  the  largest  component  of  Ontario's   economy,
accounting for  approximately  70.2% of Ontario's GDP (measured in 1997 dollars)
at basic prices, in 2001. Ontario has a modern and diversified  services sector.
It includes a wide variety of industries  serving  businesses,  individuals  and governments.

                                       SERVICES PRODUCING INDUSTRIES REAL GROSS DOMESTIC PRODUCT
                                              (measured in 1997 dollars at Basic Prices)

                                                                            Year ended December 31,
                                                             1997         1998         1999         2000        2001
                                                                                 (in millions)
        Finance, Insurance and Real Estate(1)........    $    43,771  $    45,465  $    49,093  $   51,857  $    54,070
        Wholesale and Retail Trade...................         36,344       39,994       44,193      47,084       47,938
        Professional, Scientific & Technical Services         13,909       15,677       18,060      20,085       21,561
        Information and Cultural Industries..........         11,434       12,133       14,716      16,712       18,429
        Transportation and Warehousing...............         14,076       14,319       15,341      16,035       15,700
        Administrative & Other Support Services......          7,298        7,861        8,566       9,137        9,465
        Accommodation and Food Services..............          6,999        7,575        8,079       8,287        8,492
        Arts, Entertainment and Recreation...........          3,169        3,140        3,373       3,598        3,638

        Health Care and Social Assistance............         19,705       19,889       20,617      21,076       21,712
        Government Services..........................         18,276       18,442       18,584      19,159       19,952
        Educational Services.........................         16,920       17,179       17,503      17,430       17,489

        Owner-Occupied Housing                                27,984       28,665       29,780      30,594       31,419
        Other Services...............................          7,404        7,711        8,184       8,339        8,587
        Total........................................    $   227,289  $   238,050  $   256,089  $  269,393  $   278,452
----------

Source: Statistics Canada.

(1) Excluding owner-occupied housing

     Finance,  insurance and real estate are the largest  component of Ontario's service sector output.  In 2001,  Ontario's  share accounted for 48% of Canada's finance, insurance and real estate output, the highest share of any province.

     Ontario's  sizable  financial  services  sector is due in large part to the large number of head offices of industrial  and financial  companies  located in the Toronto area. The Toronto Stock Exchange ("TSX") is Canada's  premiere stock exchange with value of trading of $712.5 billion in 2001.

     Ontario  also  has  a  strong  presence  in  professional,  scientific  and technical services output,  accounting for 49% of the Canadian total.  Wholesale and retail trade help support the spending of business and consumers,  including investment  and  imports.  Ontario  accounts for 45% of Canada's  wholesale  and retail trade output and 44% of Canada's information and cultural services.

(4) Labour Force

     From 1996 to 2001,  Ontario's  labour force  increased at an average annual rate of 2.1%, while Canada's increased at an average annual rate of 1.6%. During
2001, the Ontario labour force averaged  approximately 6.36 million persons.  In
2001, the Ontario  participation  rate of 67.3% was 1.3 percentage points higher than the Canadian rate.  Reflecting  the  industrial  structure of the Province,
98.6% of employment  was in the  non-agricultural  sector.  The service  sector, which  has been a major  source of  employment  growth,  accounted  for 73.1% of
Ontario's employment,  while manufacturing and construction  accounted for 24.0%
and agriculture,  utilities and other primary industries  accounted for 2.9%. In
2001, the  unemployment  rate averaged  6.3%,  0.9  percentage  points below the national average of 7.2%.

                                                             LABOUR FORCE

                                                              1997    1998    1999     2000    2001
                              The Ontario Labour Force
                                Labour Force (thousands)   5,801.4 5,914.3 6,070.8  6,227.9 6,364.4
                                Employed (thousands)...    5,313.4 5,490.0 5,688.1  5,872.1 5,962.7
                                Unemployment Rate (%)..        8.4     7.2     6.3      5.7     6.3
                                Participation Rate (1)(%)     65.8    66.0    66.6     67.2    67.3
                              The Canadian Labour Force
                                Unemployment Rate (%)..        9.1     8.3     7.6      6.8     7.2
                                Participation Rate (1)(%)     64.9    65.1    65.6     65.9    66.0

----------

Source: Statistics Canada.

(1) The percentage of working age population in the labour force.

                                                 ONTARIO EMPLOYMENT BY INDUSTRY-- 2001

                                                                      Thousands   % Of Total
                                      Agriculture................          84          1.4
                                      Other Primary Industries...          38          0.6
                                      Manufacturing..............       1,088         18.2
                                      Construction...............         343          5.8
                                      Utilities..................          50          0.8
                                      Service Sector.............       4,361         73.1
                                      Total......................       5,963        100.0

----------

Totals may not add due to rounding.

Sources: Statistics Canada and Ontario Ministry of Finance.

(5) Social Security System

     The  Province  provides a wide range of health  care,  social  services and income security  assistance to Ontarians.  Until 1995-96,  the Province received funding  for  health  care from the  Federal  Government  under the  Established
Programs  Financing  ("EPF")  arrangements.  This national  funding  arrangement provided support for the provision of provincial health care programs as well as post-secondary education.

     The Province also provides  income  security  assistance to individuals and families to replace  earnings or provide income support.  Until 1995-96,  income supplementation  related to defined needs was  provided,  when  necessary,  on a cost-shared  basis with the Federal  Government under the Canada Assistance Plan
("CAP").  In their 1995 budget, the Federal Government  announced major cutbacks to social transfers to the provinces and territorial  governments.  Beginning in
1996-97,  the EPF  arrangements  and CAP were  replaced by the Canada Health and
Social  Transfer  ("CHST").  See "3.  Public  Finance--  (3)  Revenue--  Federal
Government Payments" below.

     The Federal  Government  also  provides  the  Employment  Insurance  ("EI")
program  and  the  Canada   Pension  Plan  ("CPP"),   a  national   contributory
earnings-related  pension  system.  CPP Benefits  include  retirement  pensions, disability pensions,  survivor benefits,  orphan benefits and death benefits. In
2001,  Ontario  residents  received about $10.4 billion in net benefits from the
CPP and about $3.9 billion in total benefits from EI. Both of these programs are financed  through payroll taxes paid by employers and employees.  The EI Account is  included  in the  federal  budget  and is  administered  through  a  federal ministry.  The  CPP  Account  is  separate  from  the  federal  budget,  managed independently  by the CPP  Investment  Board  and  invested  in  marketable  and non-marketable securities.

     The Federal  Government also provides  universal and income-tested  support for senior citizens  through Old Age Security ("OAS")  pensions,  the Guaranteed
Income Supplement ("GIS") program and Spouse's Allowance. The Ontario government provides an income-tested  supplement for seniors,  the Guaranteed Annual Income
System ("GAINS"),  which is paid to GIS recipients with low incomes. In 2001-02, seniors in Ontario  received a total of about $780  million  from these  federal programs and about $83 million from GAINS.

     In addition,  the federal and provincial governments provide cash transfers to families raising children.  The federally administered National Child Benefit
("NCB")  provides  basic  benefits  to most  families  with  children as well as targeted  benefits  to  low-income  families  with  children.  Ontario  families received about $2.7 billion in NCB benefits in 2001-02.  The Ontario  government provides  children's benefits through the Ontario Child Care Supplement ("OCCS")
for Working Families.  The OCCS provides about $215 million annually in tax-free benefits to low- to middle-income working families with young children.

     The Ontario government and municipalities  jointly share responsibility for
providing   income  support  to   individuals   and  families  whose  income  is
insufficient to meet their basic needs.  In 2001-02,  about $3.9 billion in cash transfers were provided through social assistance programs.

(6) Government Responsibilities and Relationships

Constitutional Framework

     Canada is a federation and its constitution (the  "Constitution")  provides
for  a  division  of   responsibilities   between  the  federal  and  provincial
governments.  Each province and the Federal Government have supremacy within its
respective   sphere  of  assigned   responsibilities.   Jurisdiction   over  the
establishment  and operation of  municipalities  is granted  exclusively  to the provinces.

     The Federal Government is empowered to raise money by any mode or system of taxation.  It has exclusive  jurisdiction over such matters as the regulation of trade and commerce,  currency and coinage, banks and banking,  national defence, foreign  affairs,  postal  services,  railways and navigation,  as well as those areas not exclusively assigned to the provinces.  Each province has authority to raise revenue through direct  taxation within the province.  Areas of provincial constitutional  authority  include  health  care,  education,  social  services, municipal institutions, property and civil rights and natural resources.

     The Constitution of Canada was amended in 1982. The Constitution  Act, 1982
(the  "Constitution  Act")  established  a Charter of Rights and  Freedoms and a procedure  for  amending  the  Constitution.  Nothing  in the  Constitution  Act
diminishes the taxing or spending authority of the provinces.

Operational Framework

     Ontario administers its constitutional  responsibilities through government ministries and provincially created bodies such as government-owned corporations
("Crown corporations"),  agencies, boards, commissions,  municipalities,  school
boards  and  hospital  boards.  The  use  of  these   quasi-independent   bodies
decentralizes the administration of provincial  responsibilities.  However,  the
Province has elected to  centralize  the  financing of these bodies by retaining
the  major  taxing  and  borrowing   powers  at  the  provincial   level.   Some
municipalities  borrow in their own names in various  capital  markets  (See "4.
Public Debt-- (4) Consolidated  Debt of the Ontario Public Sector" below) as did
Ontario  Hydro prior to its  restructuring  in April 1999 (See "4. Public Debt--
(3) Financial Assets and Liabilities-- (ii) Financial Assets--  Restructuring of
Ontario Electricity Industry" below).

Implications for Provincial Financial Statements

     The provinces have been assisted with their  responsibilities in areas such as health,  post-secondary  education and social  assistance by transfer payment arrangements  between the  federal and  provincial  governments.  Through  these arrangements, the Federal Government provides revenues to provincial governments to finance programs under provincial jurisdiction.

     Federal-provincial   funding   arrangements   create  extensive   financial
interrelationships   between   the   Province,   the  Federal   Government   and
provincially-created bodies. These financial interrelationships are important in understanding the revenue,  expenditure and financing  activity of the Province.
For example,  in fiscal 2002-03,  approximately 12.4 % of the Province's revenue is expected to come from the Federal Government.  At the same time, almost $19.1 billion,  or  approximately  31% of total  provincial  operating  expenditure in fiscal  2001-02,  were  in the  form of  provincial  transfer  payments  to fund hospitals, colleges, universities, and school boards.

     Borrowing on behalf of, and investing in,  provincially-created bodies have an impact on the  reporting  of assets and  liabilities.  As at March 31,  2002, approximately  7.1% of the debt and 54.5% of the assets of the Province could be attributed  to  these  intermediary  activities.  (See  "4.  Public  Debt--  (3)
Financial Assets and Liabilities" below).

                                3. PUBLIC FINANCE

(1) Financial Reporting

Overview

     Provincial  legislation  requires  that all financial  transactions  of the
Province flow through the  Consolidated  Revenue Fund,  which is administered by the Minister of Finance.  Annually,  the Province publishes its Public Accounts, which include the summary  financial  statements for the fiscal year ended March
31,  together  with  schedules,  ministry  statements,  financial  statements of selected Crown  corporations,  boards and  commissions  and other  miscellaneous financial  statements,  and details of revenue and  expenditure.  The Provincial
Auditor  examines  the Public  Accounts of the  Province and provides an opinion thereon to the  Legislative  Assembly.  In addition,  the Provincial  Auditor is required to submit an annual report to the Legislative Assembly.

     The summary  financial  statements  in the Public  Accounts of the Province reflect accrual and  consolidation  accounting  recommended by the Public Sector
Accounting  Board  ("PSAB") of the Canadian  Institute of Chartered  Accountants
("CICA") and, where applicable,  the CICA Handbook for private and public sector corporations in Canada.

     On a modified accrual basis,  financial transactions are recognized as they occur rather than when cash is received or paid.  Revenues are  recognized  when earned, financial assets when acquired, expenditures when incurred and the costs of tangible capital assets are recognized as expenditures  when these assets are acquired or constructed.  In the financial statements, the Province's accounting method is referred to as "modified accrual and  consolidation"  because spending on capital projects is treated as expenditure,  instead of being capitalized and depreciated.  Beginning in fiscal year  2002-03,  the  Province  will report its investment in major  tangible  capital  assets that are owned by the Province on the Statement of Financial Position, and their cost will be amortized over their useful life and recorded as  amortization  expense in the financial  statements.
The  Province  intends to take a phased in approach  and will  initially  report land, buildings and transportation  infrastructure in fiscal year 2002-03,  with the remaining  tangible  capital  assets owned by the Province being reported in subsequent  fiscal years.  It is estimated that more than ninety per cent of the tangible  capital  assets owned by the Province will be captured under the land, buildings and transportation infrastructure categories.

Reporting Entity

     The financial  statements report the activities of the Consolidated Revenue
Fund  combined  with  those   organizations   that  are   accountable   for  the
administration of their financial affairs and resources, either to a minister of the government or directly to the Legislature,  and that are owned or controlled by the  government.  All of these  organizations  that meet one of the following criteria are individually  consolidated:  i) revenues,  expenditures,  assets or liabilities greater than $50 million or ii) outside sources of revenues, deficit or surplus greater than $10 million.  The activities of all other  organizations are reflected in the financial statements through the accounts of the ministries responsible for them.  Trusts  administered by the government on behalf of other parties are excluded from the financial statements.

Principles of Consolidation

     Government   organizations   such  as  Crown   corporations,   boards   and
commissions,  except for government business enterprises,  are consolidated on a
line-by-line  basis  with  the  Consolidated   Revenue  Fund  in  the  financial
statements.  Where  necessary,  adjustments  are made to present the accounts of these organizations on a basis consistent with the accounting policies described
below,   and  to   eliminate   significant   inter-organization   accounts   and
transactions.

     Government   business   enterprises   are   defined  as  those   government
organizations that (i) have the financial and operating  authority to carry on a business,  (ii) have as their  principal  activity  and  source of  revenue  the selling of goods and services to individuals  and  non-government  organizations and (iii) are able to maintain their operations and meet their  obligations from revenues  generated outside the government  reporting entity.  The activities of government  enterprises  are  recorded  in the  financial  statements  using the modified equity method. Under this method,  government  enterprises are reported in accordance  with the accounting  principles  generally  accepted for business enterprises.  Their combined net assets are included in the financial statements as Investment in Government  Business  Enterprises on the Statement of Financial
Position  and  their  combined  net  income is shown as a  separate  item on the
Statement of Revenue,  Expenditure and Net Debt. The tangible  capital assets of government  business  enterprises  are  included in the  Statement  of Financial
Position under Investments in Government Business Enterprises.

     Special reporting status is accorded to the Ontario  Electricity  Financial
Corporation ("OEFC"), a government organization. The financial statements report the net  impact of OEFC's  excess  (shortfall)  of  revenues  over  expenses  as decrease (increase) in Stranded Debt from Electricity Sector Restructuring to be
Recovered  from  Ratepayers  and its Unfunded  Liability  as Stranded  Debt from
Electricity  Sector  Restructuring  to  be  Recovered  from  Ratepayers  in  the
Statement of Revenue,  Expenditure and Net Debt.  This  accounting  reflects the legislative  structure put in place to ensure  OEFC's  revenues are derived from the electricity  sector ratepayer and not the taxpayer,  and that these revenues can be used only to service and retire OEFC debt.

     Prior to its  restructuring,  Ontario Hydro was excluded from consolidation because its governing legislation precluded  distribution of equity from Ontario
Hydro to the Province. The Workplace Safety and Insurance Board is also excluded
in   compliance   with  PSAB   recommendations   regarding   trust  funds  under
administration by the government.

Measurement Uncertainty

     Uncertainty  in the  determination  of the  amount  at  which  an  item  is recognized in the financial statements is known as measurement uncertainty. Such uncertainty exists when it is reasonably possible that there could be a material variance between the recognized amount and another  reasonably  possible amount, as there  is  whenever  estimates  are  used.  Estimates  are  based on the best information available at the time of preparation of the financial statements and are  adjusted  annually  to reflect  new  information  as it becomes  available.
Measurement  uncertainty in the financial  statements exists in the accruals for pension  obligations,  personal  income tax,  corporations'  tax,  restructuring charges and the stranded debt from electricity sector restructuring.

     The nature of  uncertainty  in the pension  accrual  arises  because actual results may differ  significantly from the Province's best estimates of expected results.  Uncertainty  related  to the  accrual  for  personal  income  tax  and corporations  arises because of the possible  differences  between the estimated and actual  economic  growth and future  tax  assessments  on taxes  receivable.
Uncertainty  exists  with  respect  to  restructuring   charges  as  the  actual
expenditures, incurred in the transfer and restructuring of certain programs and services, may differ from the initial estimates of expected costs.

     Uncertainty  in the stranded  debt from  electricity  sector  restructuring arises  from the  numerous  estimates  and  assumptions  made  about the  future defeasance of this debt.

Financial Transactions

     The Province's  transactions  are recorded under the following  categories:
revenue,  expenditure,   liabilities  and  financial  assets.  Revenue  includes
taxation,  sale and rentals,  royalties,  fees, licenses,  permits, and payments from the Federal Government under fiscal  arrangements and shared cost programs.
Expenditures  include transfer  payments to individuals,  local  governments and institutions,  interest on debt,  salaries and employee  benefits,  supplies and equipment,  acquisition  and  construction of physical  assets,  capital leases, transportation and communication,  services, grants,  restructuring,  retirement benefits and other charges.

     Liabilities  are recorded to the extent that they represent  obligations of the  government  to  outside  parties  as a result  of events  and  transactions occurring  prior to the  year-end.  Liabilities  include  accounts  payable  and accrued liabilities,  debt issued for Provincial purposes, and for investment in the  Electricity  Sector,  deposits with the Province of Ontario Savings Office, the liabilities for the Public Service Pension Plan ("PSPP"), the Ontario Public
Service  Employee's  Union Pension Plan ("OPSEU  Pension  Plan") and the Ontario
Teachers' Pension Plan ("OTPP"), obligations to government business enterprises, retirement  benefits and other  liabilities.  Liabilities  also include probable losses on loan guarantees issued by the government, and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined.

     Debt  Issued for  Provincial  Purposes  and Debt Issued for  Investment  in
Electricity Sector are comprised of treasury bills, commercial paper, medium and long-term  notes,  savings  bonds,  debentures  and loans.  Debt  denominated in foreign  currencies  that has been  hedged is recorded  at the  Canadian  dollar equivalent  using  the  rates  of  exchange  established  by  the  terms  of the agreements.  Other foreign currency debt,  liabilities and assets are translated to Canadian  dollars at year-end  rates of exchange  and any  exchange  gains or losses are  amortized  over the  remaining  term to maturity.  The Province uses derivative financial instruments  ("derivatives") for the purposes of minimizing interest costs and risk  management.  Derivatives are financial  contracts,  the value of which is derived from underlying  instruments.  Gains or losses arising from derivative  transactions are deferred and amortized over the remaining life of the related debt issue.

     Interest  on Debt  Issued  for  Provincial  Purposes  and Debt  Issued  for
Investment in Electricity Sector includes:  i) interest on outstanding debt; ii)
amortization  of foreign  exchange gains or losses;  iii)  amortization  of debt discounts,  premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) interest income on investments and loans.

     The retirement  benefits liability  comprises the government's share of the value of retirement  benefits  attributed to services  rendered by employees and former employees,  unamortized  experience gains or losses,  various adjustments for items such as different  fiscal  year-ends  between the retirement  benefits plans and the  Province,  unamortized  initial  unfunded  liability  for jointly sponsored plans,  unamortized  balances related to temporary  deviation from the plans and  contributions  payable by the Province that are reflected in the plan assets,  less the government's  share of the assets of the plans. The retirement benefits  liability is calculated on an actuarial  basis using the  government's best estimate of future inflation  rates,  investment  returns,  employee salary levels and other  underlying  assumptions,  When actual plan experience  differs from that expected,  or when  assumptions  are revised,  gains and losses arise.
These gains and losses are amortized over the average  remaining service life of plan members.

     For  significant  capital  leases  entered into by the Province,  an amount equal to the present value of the minimum lease payments  required over the term of the lease is recorded as an expenditure  at the inception of the lease,  with an offsetting liability recorded for the lease obligation.

     Financial  assets  include  cash and claims by the  Province  arising  from events and transactions  occurring prior to the fiscal year-end.  "Investment in
Government Business Enterprises",  included in financial assets,  represents the net assets of government enterprises accounted for on a modified equity basis.

Accounting Changes and CCRA Error

     Accounting  policies  and  practices  must  constantly  evolve  to  reflect changing  conditions and approaches.  Changes are made to accounting policies in order to conform to new PSAB  recommendations or to more  appropriately  present events or  transactions  in the financial  statements.  Changes are also made to correct any errors in a prior period  statement.  Unlike revisions of estimates, proper  accounting  treatment  requires that a change in an accounting policy or correction of an error be applied  retroactively  to prior years' results.  Both types of accounting  changes were made in the 2001-02  financial  statements and the results for fiscal year 2000-01 were restated.

     CCRA Error:  An error was made by the Canada  Customs  and  Revenue  Agency
("CCRA") which had resulted in  overpayments  of personal  income tax revenue to the Province.  The CCRA collects and  administers the personal income tax of all provinces except Quebec. The Federal  Government  announced on January 29, 2002, that they had not properly  deducted  the  provincial  portion of capital  gains refunds paid to mutual fund trusts from the Personal Income Tax revenue remitted to  provinces.  The Federal  Government  intends to recover  $1,330  million for taxation  years from 1997 to 1999. As well,  when the federal error  relating to mutual fund trusts became known, the Province provisionally recognized that $713 million of the estimated  receivable relating to trust income taxes would not be collectable  and  accordingly  restated  the  2000-01  amounts  in  its  2001-02 financial statements.

     Ontario  disagrees  with  the  position  taken  by  CCRA  and  the  Federal
Government on this matter.  However, in the Province's  financial statements the
CCRA  error has been  accounted  for in a manner  that is  consistent  with PSAB
Recommendations.  In its  Public  Accounts  for  fiscal  2001-02,  the  Province specifically  stated that the manner in which the  Province  has  accounted  for
CCRA's and the Federal  Government's  failure in allocation  of personal  income taxes to Ontario is without prejudice to any claim, demand, application, action, representation  legal proceeding or other such statement or step as may be taken by Ontario against CCRA, the Federal Government,  or both of them, in respect of this  specified  failure.  Furthermore,  the  content of the Public  Accounts of
Ontario is expressly  stated to not estop  Ontario from  instituting  any claim, application,  action  or  other  legal  proceeding  against  CCRA,  the  Federal
Government, or both of them, for making any such demand,  representation or such other statement in respect of this failure by CCRA, the Federal  Government,  or both of them.  In  addition,  nothing in the Public  Accounts of Ontario  estops
Ontario  from  making  any  claim,  demand,  application,  action,  negotiation, representation, legal proceeding or other such statement or step as may be taken by Ontario in respect of any other  matter in the  collection  and  remission of personal  income  taxes by CCRA or the  Federal  Government  to Ontario  and the
Public Accounts of Ontario are therefore presented without prejudice to any such claim, demand, application,  action,  representation,  legal proceeding or other such  statement  or step as may be taken by Ontario  against  CCRA,  the Federal
Government, or both of them.

     Accounting Policy Changes:  During fiscal year 2001-02 the Province changed its accounting  policy for pensions and other retirement  benefits in accordance with new recommendations issued by PSAB in September 2001. Under the new policy, the cost of plan  amendments is  effectively  amortized by offsetting it against any  unamortized  gains.  Another  change  is the  recognition  of the  cost  of retirement  benefits other than pensions (e.g.  medical,  dental) when earned by employees rather than when paid out.

     Ontario  Power  Generation  Inc.  ("OPG")  which  is  accounted  for  as  a government business  enterprise,  restated their net income and opening retained earnings for  calendar  year 2000 to reflect a change in  accounting  policy for pensions  and  other  retirement  benefits.  This  resulted  in a  corresponding restatement for the Province.

     The net impact of the provisional  adjustment for CCRA error and accounting changes was to  decrease  the  surplus  for fiscal  year  2000-2001  from $3,325 million to $1,902 million and to increase Net Provincial  Debt and Stranded Debt from Electricity Sector Restructuring at March 31, 2001 from $130,424 million to
$132,496 million.

The Budget

     Traditionally,  a Budget is tabled  each year by the  Ontario  Minister  of
Finance in the Legislative  Assembly,  setting out the  expenditure  program and revenue  forecast for  activities to be undertaken for  Provincial  purposes.  A publication  entitled "Ontario  Finances" provides a quarterly update to reflect in-year developments, budget performance and policy actions.

(2) Fiscal Position

     The  following  table  provides  an  overview  of the  Province's  revenue, expenditure and surplus  (deficit) for each of the fiscal years in the five-year period ending March 31, 2002 and  information  from the 2002-03  Second  Quarter
Ontario  Finances.  The  difference  between  revenue  and  expenditure  is  the
"surplus"  or  "deficit"  with  adjustments  for the  reserve  and any  decrease
(increase) in stranded debt to be recovered from ratepayers.

                                                       ONTARIO'S FISCAL POSITION

                                                                                                           Rate of Growth
                                                                         Restated(7)              Outlook    2001-02 to
                                            1997-98   1998-99    1999-00   2000-01    2001-02   2002-03(1)     2002-03
                                                                           (in millions)                         (%)
          Revenue
          Taxation Revenue............     $ 41,269  $ 43,077   $ 45,881  $ 48,569    $47,638  $ 48,345          1.5
            Federal Payments..........        5,098     4,515      5,885     6,129      7,754     8,245          6.3
            Income from Investment
            In Government Business            2,291     2,547      3,708     3,855      3,345     3,743         11.9
              Enterprises.............
            Other Revenue (4).........        3,860     5,647      7,457     5,271      5,149     6,278         21.9
          Total Revenue...............       52,518    55,786     62,931    63,824     63,886    66,611          4.3
          Expenditure
            Programs..................       45,304    46,557     47,525    50,401     52,523   54,494           3.8
            Gross Capital Expenditure.        2,451     2,215      4,887     2,123      1,890    2,715          43.7
            Less: Net Investment in
          Capital.....................
            Assets*...................           --        --         --        --         --      634           N/A
            Public Debt Interest (2)
              Provincial..............        8,729     9,016      8,977     8,896      8,509    8,505
              Electricity Sector......           --        --        520       520        520      520            --
          Total Expenditure...........       56,484    57,788     61,909    61,940     63,442   65,600           3.4
          Less: Reserve (3)...........           --        --         --        --         --    1,000           N/A
          Add: Decrease/(Increase) in
            Stranded Debt to be
          recovered                              --        --       (354)       18        (69)     (11)        (84.1)
            From Ratepayers (5).......
          Surplus/(Deficit)...........     $ (3,966) $ (2,002)  $    668  $  1,902(6) $   375   $    0            --

----------

 Source: Ontario Ministry of Finance.

*    Starting in 2002-03,  major  tangible  capital assets owned by the Province
     (land, buildings and transportation  infrastructure) are accounted for on a full accrual  accounting basis. Other tangible capital assets will continue to be booked as expenditure in the year of acquisition.

(1)  Outlook  2002-03  refers to  information  contained  in the 2002-03  Second
     Quarter Ontario  Finances and the 2002 Ontario  Economic Outlook and Fiscal
     Review, which updates the 2002 Ontario Budget.

(2)  Starting in 1999-00,  Public Debt Interest includes $520 million related to the Province's equity investment in the electricity sector.

(3)  Ontario's  2002-03  Budget Plan included a $1 billion  reserve  designed to protect the balanced  budget against  unexpected and adverse changes in the economic  and  fiscal  outlook.  The  reserve  will be  available  for debt reduction at year-end if not needed.

(4)  Includes  $1,616  million for the net proceeds from the sale of Highway 407 in 1999-00. Other Revenue is expected to increase in 2002-03, mainly due to higher Sales and Rentals revenue anticipated from the  commercialization of government enterprises.

(5)  Reflects the estimated  excess of revenue over  expenditure  of the Ontario
     Electricity Financial Corporation ("OEFC").  Consistent with the principles of electricity restructuring, OEFC debt is to be recovered from ratepayers, not taxpayers.

(6)  Surplus after Provisional Adjustment for CCRA Error and Accounting Changes.

(7)  Fiscal 2000-01 has been restated to reflect the accounting changes. See "3.
     Public Finance - (1) Financial Reporting - Accounting Changes".

Fiscal Plan 2002-03

     The  2002-03  fiscal  outlook  is on track  with  the  Budget  Plan.  As of
September 30, 2002, a balanced  budget is projected,  unchanged  from the Budget
Plan.

Revenues

     Revenue in 2002-03 is projected at $66,611  million,  $2,725 million or 4.3 per cent above the level recorded in 2001-02.

     Personal  Income Tax ("PIT")  revenue is  expected  to decline  slightly in
2002-03 by $12 million.  This reflects the inclusion in 2001-02 revenues of $438 million in one-time  revenue due to higher 2000-01 PIT revenue than estimated in the 2000-01 Public Accounts.  The full-year benefit to taxpayers of the tax cuts implemented on October 1, 2001 also lowers short-term PIT revenue growth.

     The  expected  rebound in consumer  spending  following  the 2001  economic slowdown will boost Retail Sales Tax revenues in 2002-03 by $427 million.

     Corporations  Tax  revenues  are  expected  to  decline  in 2002-03 by $496 million.  The  decline in revenues  reflects  continuing  weakness in  corporate profits and the full-year impact of the tax actions  effective  October 1, 2001.
With pre-tax corporate profits expected to be flat in 2002, there is very little growth in the corporate tax base assumed for 2002-03.

     Revenue from all other  taxation  revenue  sources  combined is expected to rise sharply in 2002-03 by $788 million,  primarily due to higher Tobacco Taxes, which are projected to increase by $522 million.

     In  2002-03,  transfers  from the  Government  of Canada  are  expected  to increase  by $491  million  over  2001-02.  This is  mainly  due to an  expected increase of $597 million in Canada Health and Social Transfer ("CHST") payments.
Other federal transfers are forecast to decline $106 million in 2002-03.

     Income from Investment in Government  Business  Enterprises is projected to increase in 2002-03 by $398  million  largely due to the  improved net income of
Ontario Power Generation Inc.

     Other Revenue is expected to increase in 2002-03 by $1,129 million. This is
mainly  due  to  higher  Sales  and  Rentals   revenue   anticipated   from  the
commercialization of government enterprises.

Expenditure

     Total  expenditure  for  2002-03  at $65,600  million as of Second  Quarter
Ontario  Finances,  is up a net $67 million from the Budget Plan and $65 million from First Quarter Ontario Finances, mainly due to increased support for Ontario farmers and additional  forest  fire-fighting  costs,  partially offset by lower
Public Debt Interest  ("PDI") costs.  Total  expenditure in 2002-03 is up $2,158 million  from the  2001-02  level of $63,442  million,  mainly due to  increased health care, and schools and post-secondary education spending. The government's expenditure plan continues to focus on priority  sectors,  including health care and education,  while improving  efficiency and effectiveness in the delivery of government  services.  In 2002-03,  total  health care  funding  (operating  and capital  including major onetime costs) will rise to $25,794  million,  a $1,686 million increase above the 2001-02 level. In 2002-03,  total spending on schools and post-secondary  education will be $12,493 million. Schools will receive $8.3 billion in provincial  grants while colleges and universities  will receive $2.6 billion (includes general operating grants to colleges and universities,  grants under the Access to Opportunities  Program and Nursing  Collaborative  Programs)
and other  programs,  including  training  programs  and support for students in post-secondary  education  as  well as  Provincial  expenditure  related  to the
Teachers' Pension Plan, will receive almost $1.6 billion.

Reserve

     Ontario's  2002-03  fiscal plan includes a $1 billion  reserve  designed to protect the  balanced  budget  against  unexpected  and  adverse  changes in the economic and fiscal outlook. The reserve will be available for debt reduction at year-end if not needed.  With  continued  uncertainty in the economic and fiscal outlook and consistent with prudent fiscal planning,  the reserve was maintained at second quarter to protect the balanced budget.

Balanced Budget Plan

     In 1999-2000, Ontario recorded a $668 million surplus, balancing the budget one full year ahead of the schedule laid out in the government's Balanced Budget
Plan.  With a $1,902  million  surplus in 2000-01  and $375  million  surplus in
2001-02, Ontario has now achieved three consecutive surpluses for the first time in nearly 100 years.

     In the 2000 Ontario Budget the  government  made a commitment to reduce Net
Provincial  Debt by at least $5 billion  during its current term of office.  Net
Provincial  Debt,  prior to the  provisional  adjustment  for Canada Customs and
Revenue Agency ("CCRA") error and accounting  changes,  has been reduced by $4.5 billion over the past three years, an amount  representing more than 90 per cent of the government's debt-reduction commitment.

2002-03 Fiscal Plan and Medium-Term Outlook

     The 2002-03  fiscal plan and medium term outlook  below is  extracted  from material  presented  by the  Minister  of Finance  with the 2002  Budget and the
2002-03  Second  Quarter  Ontario  Finances,  which updates the 2002 Budget.  As reported  at Second  Quarter,  the 2002-03  fiscal  outlook is on track with the
Budget Plan. As of September 30, 2002 a balanced budget is projected,  unchanged from the 2002 Ontario Budget.

                                                            FISCAL SUMMARY

                                                                               Actual        Outlook          Forecast
                                                                               2001-02     2002-03(1)        2003-04(2)
                                                                                            (in billions)
          Revenue.........................................................     $ 63.9        $ 66.6            $ 68.3
          Expenditure
               Programs...................................................       52.5          54.5              56.1
               Gross Capital Expenditure..................................        1.9           2.7               2.8
               Less: Net Investment in Capital Assets.....................         --           0.6               0.5
               Public Debt Interest (3)
                    Provincial............................................        8.5           8.5               8.4
                    Electricity Sector....................................        0.5           0.5               0.5
          Total Expenditure...............................................       63.4          65.6              67.3
          Less: Reserve (4)...............................................         --           1.0               1.0
          Add: Decrease/(Increase) in Stranded Debt to be Recovered
            from Ratepayers (5)...........................................       (0.1)          0.0               0.3
          Surplus/(Deficit)...............................................     $  0.4        $  0.0            $  0.3

----------

Source: Ontario Ministry of Finance

Note: Totals may not add due to rounding.

(1)  Outlook  2002-03  refers to  information  contained  in the 2002-03  Second
     Quarter Ontario  Finances and the 2002 Ontario  Economic Outlook and Fiscal
     Review, which updates the 2002 Ontario Budget.

(2)  Forecast  2003-04  refers  to  information  contained  in the 2002  Ontario
     Budget.

(3)  Starting in 1999-00,  Public Debt Interest includes $520 million related to the Province's equity investment in the electricity sector.

(4)  Ontario's 2002-03 fiscal plan includes a $1 billion reserve for 2002-03 and
     2003-04 to protect  the  balanced  budget  against  unexpected  and adverse changes in the economic and fiscal  outlook.  The reserve will be available for debt reduction at year-end if not needed.

(5)  Reflects the estimated  excess of revenue over  expenditure  of the Ontario
     Electricity Financial Corporation ("OEFC").  Consistent with the principles of electricity restructuring, OEFC debt is to be recovered from ratepayers, not taxpayers.

(3) Revenue

Overview

     The following table sets forth historical  revenue  information for each of the fiscal years in the  five-year  period ended March 31, 2002 and  information from the 2002-03 Second Quarter Ontario Finances which updates the 2002 Budget.

     Total  revenue in fiscal  2002-03 is projected to be $66,611  million.  Tax revenue  is  projected  at $48,345  million  or 72.6 per cent of total  revenue.
Federal  transfers,  at $8,245 million are 12.4 per cent of total  revenue.  All
other  revenues,   including  Income  from  Investment  in  Government  Business
Enterprises,  are  projected  to be  $10,021  million,  15.0  per  cent of total revenue.

                                                           ONTARIO'S REVENUE

                                                                                                                   % of Total
                                                                         Restated(7)                 Outlook         Revenue
                                             1997-98   1998-99    1999-00 2000-01      2001-02     2002-03(1)        2002-03
                                                                              (in millions)
     Taxation Revenue
       Personal Income Tax (2)..........    $ 16,293  $ 17,190  $17,617  $ 17,911     $19,097       $ 19,085          28.7
       Retail Sales Tax.................      10,843    11,651   12,879    13,735      13,803         14,230          21.4
       Corporations Tax.................       7,456     7,447    8,095     9,200       6,646          6,150           9.2
       Employer Health Tax..............       2,851     2,882    3,118     3,424       3,502          3,695           5.5
       Gasoline & Fuel Taxes............       2,591     2,660    2,819     2,820       2,851          2,960           4.4
       Tobacco Tax......................         425       447      481       504         703          1,225           1.8
       Land Transfer Tax................         565       470      565       642         665            775           1.2
       Other Taxation...................         245       330      307       333         371            225           0.3
                                              41,269    43,077   45,881    48,569      47,638         48,345          72.6
     Other Revenue
       Income from Investment In
       Government Business Enterprises(4)      2,291     2,547    3,708     3,855       3,345          3,743           5.6
       Vehicle/Driver Registration Fees.         820       890      911       929         941            963           1.4
       Liquor Licensing Board of Ontario
         Revenues.......................         506       519      539       525         530            515           0.8
       Other Fees and Licenses..........         548       661      667       660         627            692           1.0
       Royalties........................         286       289      345       235         224            237           0.4
       Sales and Rentals (5)............         582       640    2,133       637         344          2,424           3.6
     Independent Electricity Market
       Operation Revenues...............          --        --      314       344         384            181           0.3
       Local Service Realignment (3)....         519     2,109    1,678     1,407       1,116            751           1.1
       Miscellaneous (6)................         599       539      870       534         983            515           0.8
                                               6,151     8,194   11,165     9,126       8,494         10,021          15.0
     Payments from the Federal Government
       Canada Health and Social
         Transfer ......................       3,970     3,553    4,722     4,895       6,211          6,808          10.2
       Other Federal Payments...........       1,128       962    1,163     1,234       1,543          1,437           2.2
                                               5,098     4,515    5,885     6,129       7,754          8,245          12.4
     Total Revenue......................    $ 52,518  $ 55,786  $62,931  $ 63,824     $63,886       $ 66,611         100.0

----------

Source: Ontario Ministry of Finance.

Totals may not add due to rounding.

(1)  Outlook  2002-03  refers to  information  contained  in the 2002-03  Second
     Quarter Ontario  Finances and the 2002 Ontario  Economic Outlook and Fiscal
     Review, which updates the 2002 Ontario Budget.

(2)  Net of tax  credits of $1,038  million  for  1997-98;  $1,032  million  for
     1998-99;  $1,028  million for 1999-00,  $1,012  million for  2000-01,  $999 million for 2001-02 and $ 1,021 million for 2002-03.

(3)  Refers to transition  measures in the form of reimbursement of expenditures on behalf of municipalities under the local services realignment exercise.

(4)  Starting in 1999-00  includes net income of Ontario Power  Generation  Inc.
     ("OPG") and Hydro One Inc. ("HOI").

(5)  Includes  $1,616  million for the net proceeds from the sale of Highway 407 in 1999-00.  In 2002-03,  higher Sales and Rentals  revenue is  anticipated from the commercialization of government enterprises.

(6)  Miscellaneous now includes Fines and Penalties.

(7)  Fiscal 2000-01 has been restated to reflect the accounting changes. See "3.
     Public Finance - (1) Financial Reporting - Accounting Changes".

Taxation

     The Constitution  provides for a division of taxation authority between the federal and provincial governments. Local governments derive their taxing powers from the Province. In accordance with its policy of centralized  financing,  the
Province has delegated its taxing powers respecting real property taxes to local governments.

     Personal Income Tax. Ontario and the Federal  Government  impose a personal income  tax  ("PIT")  on  individuals  resident  in  Ontario.  This  tax  is the
Province's largest single source of revenue.

     Beginning with the 2000 taxation year, Ontario basic PIT is calculated as a percentage  of taxable  income.  It is  collected by the Federal  Government  on
Ontario's  behalf.  The tax  rates for 2001 are as  follows:  6.16% of the first
$30,814 of taxable  income plus 9.22% of the portion of taxable  income  between
$30,814 and $61,629,  plus 11.16% of the portion of taxable income over $61,629.
Ontario  non-refundable  tax  credits are  provided  for  individual  and family circumstances  (e.g., basic amount,  spouse,  medical expenses),  at the rate of
6.16% in 2001 (and 11.16% for  charitable  donations in excess of $200),  before calculating the provincial surtax or Ontario Tax Reduction.

     Ontario  also  applies  a surtax  on  higher-income  earners.  For the 2001 taxation  year,  the  surtax is equal to 20% of basic  Ontario  PIT in excess of
$3,560,  plus an additional  36% of basic  Ontario PIT in excess of $4,491.  For taxpayers  with low or moderate  incomes,  the Ontario Tax Reduction  reduces or eliminates Ontario PIT.

     Retail  Sales Tax.  Ontario  applies an 8% tax on the retail  sales of most tangible  personal  property,  prepared  food  priced  at $4 and  over  and some services, including group insurance premiums. Other rates apply to certain goods and services,  such as 5% on transient  accommodation,  10% on admissions priced over $4 to places of amusement and on alcoholic  beverages purchased at licensed premises,  and 12% on alcohol purchased at retail outlets.  There are exemptions from  retail  sales tax,  including  those for  groceries,  prescription  drugs, children's  clothing,  farm  equipment,  farm building  materials and production machinery  and  equipment.  The 2000 Ontario  Budget  announced the phase-out of retail  sales  tax on  motor  vehicle  insurance  premiums  and on  repairs  and replacements made under warranty in stages until the tax is eliminated in 2004.

     Under the Retail Sales Tax Act, the Tax for Fuel Conservation  applies upon the purchase or lease of a new passenger vehicle or sport utility vehicle and is based on the  published  highway fuel  efficiency  rating of the vehicle.  Light trucks and vans are not subject to this tax.  The tax  applies to all  passenger vehicles with a fuel efficiency  rating of 6.0 litres of gasoline or diesel fuel per 100 kilometers and all sport utility vehicles with a fuel efficiency  rating of 8.0 litres of gasoline or diesel fuel per 100  kilometers,  and  increases as fuel  efficiency of the vehicle  declines.  For new passenger  vehicles  only, a retail sales tax rebate of $100 is granted for fuel  efficiency  ratings of less than 6.0 litres of gasoline or diesel fuel per 100 kilometers.

     Corporate  Income Tax. The Province  taxes  corporate  income  allocated to
Ontario.  Effective  May 2,  2000,  the  general  corporate  income tax rate was reduced  from  15.5% to 14.5%,  and was  further  cut to 14% on January 1, 2001.
Income from manufacturing and processing,  mining, logging,  fishing and farming is subject to a lower tax rate. This tax rate was reduced from 13.5% to 12.5% on
May 2, 2000,  and dropped to 12% on January 1, 2001.  Corporate  income tax rate cuts originally  scheduled for January 1, 2002 were  accelerated by three months to take  effect on October 1, 2001.  The general  corporate  income tax rate was reduced to 12.5% and the tax rate on income from  manufacturing  and processing, mining, logging, fishing and farming was reduced to 11%. The 2002 Ontario Budget proposed that starting January 1, 2004, the general tax rate and the tax rate on income from manufacturing and processing,  mining, logging,  fishing and farming will be reduced annually by 1.5% and 1% respectively,  until both rates reach 8%
in 2006.

     Effective   October   1,   2001   the   corporate   income   tax  rate  for
Canadian-controlled  private  corporations  was reduced from 6.5% to 6.0% on the first $280,000 of active business income.  This tax rate is being cut to 5.5% on
January  1,  2003,  to 5% on  January  1,  2004 and to 4% on  January  1,  2005.
Concurrently,  the income  threshold for the small  business rate  (currently at
$280,000) is being increased by $40,000 each year,  until it reaches $400,000 in
2005.

     Ontario  provides  assistance  for  scientific  research  and  experimental development  ("SR&ED") activities through:  (1) a 10% refundable  innovation tax credit for qualified SR&ED expenses; (2) a full deduction for qualified expenses in the year they are incurred;  (3) a 20%  refundable  tax credit for SR&ED done through specified research institutions; and (4) a tax exemption for the federal
SR&ED investment tax credit that relates to SR&ED incurred in Ontario.

     Ontario provides a number of refundable tax credits on labour  expenditures for certain  other  corporate  activities  carried out in Ontario:  a 10% to 15%
co-operative   education  tax  credit  for  hiring  students  and  leading  edge technology apprentices;  a 30% book publishing tax credit; a 10% to 15% graduate transition  tax credit for hiring  unemployed  post-secondary  graduates;  a 20%
computer  animation  and  special  effects  tax  credit;  a 20% tax  credit  for
producing   Canadian  film  and  television   productions  (30%  for  first-time
producers), with an additional 10% bonus for qualifying regional productions; an
11%  film  and  television  production  services  tax  credit  for  non-Canadian productions,  with an additional 3% bonus for qualifying regional productions; a
20% interactive digital media tax credit; and a 20% sound recording tax credit.

     Ontario also provides additional deductions from income equal to 30% of the capital cost of pollution control equipment, childcare facilities and new school buses  purchased  after May 4,  1999 and  before  May 5, 2002 (the 2002  Ontario
Budget  proposed to extend the school bus  incentive  to December  31, 2005) and
100% of the costs of accommodating  newly hired employees with disabilities.  An additional 15% deduction is provided for donations or price discounts to Ontario post secondary educational institutions in respect of new teaching equipment and learning technologies.

     Corporations or a group of associated  corporations  with total assets over
$5 million or gross  revenues over $10 million are subject to a minimum tax (the
"CMT").  The CMT is applied at a rate of 4% on  accounting  income less  certain deductions,  such as dividend  income.  The CMT is reduced by regular  corporate income tax payable in the year.

     Insurance Premiums Tax. Insurance companies pay a 2% tax on net premiums in respect of  accident,  sickness  and life  insurance  for  persons  resident  in
Ontario.  A 3% tax is levied on net premiums in respect of any other contract of insurance in Ontario.  Contracts in respect of property  insurance  also bear an additional  0.5% tax on net  premiums.  A 2%  premiums  tax is also  payable  by employers in respect of uninsured benefit arrangements.

     Life insurance  companies are subject to a special  additional tax of 1.25%
on taxable paid-up capital in Ontario.  The first $10 million in paid-up capital is exempt from tax. This tax is reduced by regular  income tax and any corporate minimum tax payable in the year.

     Capital Tax. The Province levies a capital tax on paid-up capital allocated to Ontario.  Insurance  companies do not pay this tax.  The general  capital tax rate is 0.3%. Deposit taking financial institutions are subject to a capital tax of 0.6% on the first $400 million of taxable capital and 0.9% on taxable capital in excess of $400 million. Non-deposit taking financial institutions are subject to a capital tax of 0.6% on the first $400 million of taxable  capital and 0.72%
on taxable  capital in excess of $400 million.  Ontario credit  unions,  Caisses
Populaires and family farm/fishing corporations are exempt from capital tax.

     Prior  to  October  1,  2001,   corporations   or  a  group  of  associated
corporations whose aggregate taxable capital is less than $2 million were exempt from capital tax. A reduced  capital tax rate applied where  taxable  capital is greater  than  $2  million  and  less  than  $3.2  million  in  2001.  Financial institutions  received a $2 million  deduction from taxable  capital.  Effective
October 1, 2001, regular corporations and financial institutions are entitled to a $5 million deduction from taxable capital.

     A capital  tax credit is  available  to  financial  institutions  that make eligible  capital  investments  in or provide low interest rate loans to Ontario small businesses.

     Mining Tax. The Mining Tax Act levies a tax on profits from the  extraction of minerals in Ontario.  The tax is levied on the operator's profit in excess of
$500,000. The 2000 Ontario Budget introduced a plan to lower the mining tax rate from 20% to 10% by January 1,  2004.  On January 1, 2002,  the rate was cut from
16% to 14%, and will fall to 12% on January 1, 2003.  There is a  three-year  or
$10 million profit exemption available to new or expanded mines. To assist mines in remote areas of the Province,  the three-year exemption is extended for up to ten years for new remote mines. As well, the profits from remote mines are taxed at a rate of 5% after the 10-year or $10 million profit exemption.

     Employer Health Tax. Ontario levies an employer health tax on total Ontario remuneration  paid by employers.  Employers with total Ontario  remuneration  of
$200,000 or less calculate tax payable at a rate of 0.98%;  employers with total
Ontario  remuneration  between  $200,000  and  $400,000  calculate  this  tax at graduated  rates  between  0.98% and 1.95%;  and  employers  with total  Ontario remuneration  in excess of $400,000  calculate  tax at a rate of 1.95%.  For the
1999 taxation year and  subsequent  years,  the first  $400,000 of total Ontario remuneration paid by eligible businesses is exempt.

     Land  Transfer  Tax.  Ontario  levies a land  transfer  tax on the value of consideration of most registered  conveyances and  unregistered  dispositions of beneficial  interest  in land in  Ontario.  The land  transfer  tax  applies  at graduated rates ranging from 0.5% for value of consideration of $55,000 or less,
1.0% on the value of  consideration  between  $55,000 and  $250,000 and 1.5% for value of  consideration  exceeding  $250,000.  Where the value of  consideration exceeds $400,000 and the property contains one or two single-family  residences, there is an  additional  0.5% (in addition to the 1.5%) tax levied on the amount exceeding  $400,000.  As part of the 2000 Budget,  the land  transfer tax refund program for first-time  buyers of newly  constructed  homes was made  permanent.
Eligible purchasers are entitled to a refund of up to $2,000 under the program.

     Other  Significant  Taxes.  Taxes are applied to the  purchases of gasoline
(Gasoline Tax Act) and use of diesel fuel (Fuel Tax Act). The taxes apply to use in on-road motor vehicles and certain  off-road uses (i.e.  recreational  boats, snowmobiles, lawn mowers). Under the Gasoline Tax Act, the tax rate for gasoline is 14.7 cents per litre; for propane, 4.3 cents per litre; and for fuels used to power  aircraft,  2.7 cents per litre.  Under the Fuel Tax Act, the tax rate for diesel fuel is 14.3 cents per litre;  and for diesel fuel used to power railroad locomotives, 4.5 cents per litre.

     Tobacco  Tax.  Ontario's  tobacco  tax rate is set by formula as 67% of the average retail price of a pack of 25 cigarettes,  net of all taxes, plus 100% of any changes to federal tobacco excise duties or excise taxes for cigarettes.  As a result  of this  formula,  any  adjustment  in  federal  tobacco  tax rates is automatically  matched by an equal  adjustment in the Ontario  tobacco tax rate.
The current  Ontario tobacco tax is 8.6 cents per cigarette and per gram or part gram of cut tobacco. The tax on cigars is 56.6% of the retail price.

     Race Tracks Tax.  Ontario  also levies a race tracks tax on wagers on horse races at 0.5% on all bets.

Federal Government Payments

     Approximately  12.4% of the Province's  revenue in fiscal  2002-03,  $8,245 million,  will be received  through cash payments  from the Federal  Government.
Federal  payments are  intended to assist the  Province in  providing  necessary services in areas of provincial jurisdiction.

     Canada Health and Social Transfer ("CHST"). The largest cash transfers from the Federal Government, in the form of CHST payments, are to assist the Province in providing health care, post-secondary education and other social programs. In fiscal  year  2001-02,  payments to Ontario  under the CHST were  $6,211million, including $380 million from the CHST Supplement Trusts announced in the 1999 and
2000 federal budgets. In 2002-03, CHST payments to Ontario are expected to total
$6,808 million, including $191 million from the CHST Supplements.

     The CHST is a block fund contribution by the Federal  Government in respect of social  programs under the  Federal-Provincial  Fiscal  Arrangements  Act. It replaced both the Established  Programs  Financing ("EPF") and Canada Assistance
Plan  ("CAP"),  beginning  in 1996-97.  To receive  the CHST cash  contribution, provinces  must comply with the Canada Health Act and may not impose a residency requirement in determining eligibility for social assistance.

     CHST total  entitlements  include both cash and tax entitlements.  CHST tax entitlements  are the  value  of 13.5 of each  province's  personal  income  tax
("PIT")  points  and one  corporate  income tax  ("CIT")  point  transferred  to provinces  in  1977-78  under  the EPF  arrangements.  Total  entitlements  were initially  based on each  province's  share of  fiscal  1994-95  CAP and  fiscal
1995-96 EPF entitlements.  In subsequent years, the formula was adjusted to take into account each  province's  share of the national  population and in the 1999
Federal Budget, it was announced that total CHST entitlements would be allocated among provinces on an equal per capita basis by 2001-02.

     As of 1998-99, CHST cash entitlements,  $12.5 billion nationwide,  had been reduced by $6.2 billion,  or 33%, from combined CAP and EPF cash entitlements in
1994-95.  The 1999 Federal Budget  announced  that by 2002-03,  there would be a nationwide restoration of $2.5 billion of the $6.2 billion cut previously by the
Federal Government from CHST cash entitlements.  Restoration would begin with $1 billion in 2000-01,  an additional $1 billion in 2001-02 and an additional  $500 million in 2002-03, all allocated among provinces on an equal per capita basis.

     CHST Supplements.  The 1999 Federal Budget also established a one-time CHST
Supplement  Trust  for  Health  Care of $3.5  billion.  It was  allocated  among provinces on an equal per capita basis.  Ontario's  share,  $1,323 million,  was withdrawn from the Trust and was spent by the Province on health care over three years, 1999-00, 2000-01 and 2001-02.

     The 2000 Federal Budget  announced  another CHST  Supplement  Trust of $2.5 billion,  which also was allocated among provinces on an equal per capita basis.
Ontario's share,  $952 million,  was withdrawn from the Trust and is being spent on health care between 2000-01 and 2003-04.

     Only the portions of the Supplements  that were expensed have been reported as revenue in the 1999,  2000,  2001 and 2002 Ontario  budgets,  $755 million in
1999-00,  $757  million in 2000-01,  $380 million in 2001-02 and $191 million in
2002-03.  The  remainder of the amount  announced in the 2000 Federal  Budget is being  treated as  deferred  income and will be  reported as revenue in 2003-04, following the draw-down schedule set out in the federal budget. Drawing down the
CHST  Supplements  over three and four years has  provided  stable  funding  and supported enhancements to base health care programs.

     First Ministers'  Meeting.  At the September 2000 First Ministers'  Meeting
("FMM") in Ottawa,  the Prime  Minister of Canada told Premiers and  Territorial
Leaders  that CHST cash will be increased to $18 billion in 2001-02 and to $18.7 billion in 2002-03 and subsequent  years, up from the $15.5 billion  received in
2000-01.  The Prime  Minister also made a commitment to increase CHST funding by
$600 million in 2003-04,  $1.2 billion in 2004-05,  and $1.8 billion in 2005-06.
As well, the Federal Government  provided $300 million in 2001-02,  $400 million in  2002-03,  and $500  million  in each  subsequent  year for  early  childhood development.

     The  additional  funding  for the CHST  announced  at the FMM will  provide
Ontario with about $8.5 billion in additional  funding over the  following  five years,  beginning with just over $1 billion in 2001-02 and increasing  each year to about $2.3 billion in 2005-06.

     At the same  meeting,  the Prime  Minister  announced a $1 billion  Medical
Equipment  Trust Fund and the Federal  Government  transferred  $380  million to
Ontario for spending by the  Province on medical  equipment  during  2000-01 and
2001-02.   The  Federal  Government  also  announced  $500  million  for  Health
Information  Technology  and $800  million  of  financial  support  for a Health
Transition Fund for Primary Care.

     Other Federal  Payments.  In 2001-02,  the Province received $1,543 million from the Federal Government for programs other than the CHST.

     In 2002-03,  Ontario  expects to receive a total of $1,437 million  through other federal  programs.  This amount  includes $530 million for social housing,
$225 million for  infrastructure,  $127 million for Indian welfare  services and
$64 million for bilingualism development.

     Fiscal  Stabilization.   An  integral  part  of  federal-provincial  fiscal
relations is the Federal Government's obligation to protect provincial revenues.
The Federal Government makes cash payments, to any province if its revenue falls short of the  previous  year's total by 5% or more due to a downturn in economic activity.  The most recent payment to Ontario under this program was received in
1995-96 in respect of claims made up to and including the 1992-93 fiscal year.

                                                      FEDERAL PAYMENTS TO ONTARIO

                                                                                                  Outlook
                                                                                        2001-02   2002-03
                                                                                         (in millions)
                         Canada Health and Social Transfer (CHST)..................    $ 6,211   $ 6,808
                         Social Housing............................................        524       530
                         Student Assistance                                                 31        64
                         Medical Equipment Trust...................................        190        --
                         Indian Welfare Services...................................        123       127
                         Young Offenders Act                                               118        61
                         Bilingualism Development..................................         61        64
                         Employability Assistance for People With Disabilities.....         72        33
                         Infrastructure............................................         --       225
                         Other.....................................................        424       333
                         Total Federal Payments....................................    $ 7,754   $ 8,245

Other Revenue

     In 2002-03,  approximately  15.0% of revenue is expected from sources other than taxation or federal  transfers.  This  category  includes the net income of provincially  owned  Liquor  Control  Board of Ontario and  Ontario  Lottery and
Gaming   Corporation.   Also   included  is  revenue  from  Vehicle  and  Driver
Registration Fees and Sales and Rentals.

(4) Expenditure

Overview

     The following table sets forth historical expenditure  information for each of the fiscal years from  1997-98 to 2000-01.  The table has not been updated to reflect the new ministry structure announced in April 2002.

                                                  ONTARIO'S OPERATING EXPENDITURE(1)

                                                          Restated   Restated  Restated
                   Ministry                      1997-98   1998-99    1999-00   2000-01
                                                            (in millions)
  Agriculture, Food and Rural Affairs......    $    306  $    309   $    347  $    401
    One-time and Extraordinary.............          --        --         --       233
    Farm Tax Rebate........................         158        --         --        --
  Attorney General.........................         683       753        846       957
  Board of Internal Economy................         113       117        154       116
  Citizenship,.............................          73        82         95        77
  Community and Social Services............       8,067     7,659      7,512     7,620
  Consumer and Business Services...........          92       136        134       155
  Correctional Services....................         531       540        563       593
  Economic Development and Trade...........         138        87         92        81
  Education................................       4,715     7,719      7,704     7,961
    Teachers' Pension Plan.................       1,443        67       (363)     (402)
    School Board Transition-- Restructuring/
      Phase-in-Funding.....................         224        --        268        --
  Energy, Science and Technology...........          69        83        429       464
  Environment..............................         142       162        174       190
  Executive Offices........................          14        17         19        21
  Finance-Own Account......................         691       998        548       842
    Public Debt Interest
    Provincial.............................       8,729     9,016      8,977     8,896
    Electricity Sector.....................          --        --        520       520
    Community Reinvestment Fund............         169       678        521       561
    Provision for Electricity Sector.......          --        --        383       263
  Health and Long-Term Care................      18,283    18,867     20,373    21,686
    Accelerated Health Care Commitment.....          --        --         --       498
    Health Care Restructuring..............         532        50         --        --
    Major One-time Health Care Costs.......         113       639        286       487
  Intergovernmental Affairs................           5         4          4         4
  Labour...................................         117       108        101       104
  Management Board Secretariat.............         359       353        147       145
    Retirement Benefits....................         (86)     (219)      (165)      (33)
  Contingency Fund.........................
    OPS Employee Severance (Net)...........        (159)       --         88        --
    Special Circumstances Fund.............          --       180         --        --
  Municipal Affairs and Housing............       2,395     1,611      1,665     1,792
    Municipal Capital and Operating
      Restructuring Fund...................          23        --         --        --
    Municipal Restructuring Fund...........          71        --         --        --
  Native Affairs Secretariat...............          12        12         15        16
  Natural Resources........................         463       531        460       417
  Northern Development & Mines.............          62        54         67        69
  Office of Francophone Affairs............           2         3          3         4
  Solicitor General........................         646       756        816       907
  Tourism, Culture and Recreation..........         205       286        367       360
  Training, Colleges and Universities......       3,052     3,281      3,285     3,219
  Transportation...........................         702       607        587       593
    Restructuring/Municipal Capital And
      Operating Restructuring Fund.........          50       (17)        --        --
    TTC Five Year Capital Transfer And
  Ottawa-
      Carleton Regional Transit Commission          829        44         --        --
      Transit Bus Subsidy Agreement........
  Year-end Savings.........................          --        --         --        --
  Total Operating Expenditure..............    $ 54,033  $ 55,573   $ 57,022  $ 59,817

----------

Totals may not add due to rounding.

Source: Ontario Ministry of Finance.

(1) Expenditure excludes transactions relating to OEFC.

     Starting  with  the  2002  Ontario  Budget,  published  on June  17,  2002, historical  expenditure  figures for the  Province of Ontario  were set forth as restated  figures  starting  from  1998-99 to 2000-01  to reflect  the  recently announced new government structure.  Accordingly, the 1998-99 to 2000-01 program expenditure  figures  contained  within the  Financial  Tables were  restated to reflect the new government  ministry  structures,  and the following  table sets forth such restated  figures.  However,  as a result of the  restructuring,  the
1997-98 historical  expenditure  figures were not restated and therefore are not readily available.

                                                  ONTARIO'S OPERATING EXPENDITURE (1)
                                                             (in millions)
                                                                                                                         % of Total
                                                                                                                          Operating
                                                             Actual    Actual    Restated(3)     Actual    Outlook(2)   Expenditure
Ministry                                                    1998-99   1999-00        2000-01    2001-02       2002-03       2002-03
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Agriculture and Food*                                       $   309   $   347        $   401    $   456       $   645           1.0
         One-Time and Extraordinary Costs                         -         -            233        319             -             -

Attorney General                                                753       846            957        983           973           1.5

Board of Internal Economy                                       117       154            116        124           117           0.2

Citizenship                                                      82        95             77         71            70           0.1

Community, Family and Children's Services                     7,659     7,512          7,620      7,742         7,814          12.3

Consumer and Business Services                                  136       134            155        172           171           0.3

Culture                                                         192       214            236        279           277           0.4

Education                                                     7,719     7,704          7,961      8,354         8,746          13.8
         Phase-in Funding                                         -       268              -          -             -             -
         Teachers' Pension Plan (TPP)                            67     (363)          (402)         42           149           0.3

Energy                                                           22       329            344        367           140           0.2

Enterprise, Opportunity and Innovation                          148       192            201        222           264           0.4

Environment                                                     162       174            190        265           244           0.4

Executive Offices                                                17        19             21         19            21             -

Finance--Own Account*                                           998       548            842        902           802           1.3
         Public Debt Interest
                  Provincial                                  9,016     8,977          8,896      8,509         8,505          13.4
                  Electricity Sector                              -       520            520        520           520           0.8
         Community Reinvestment Fund                            678       521            561        557           582           0.9
         Provision for Electricity Sector                         -       383            263          -             -             -

Health and Long-Term Care                                    18,867    20,373         22,184     23,713        25,452          40.1
         Health Care Restructuring                               50         -              -          -             -             -
         Major One-Time Health Care Costs                       639       286            487        190             -             -

Intergovernmental Affairs                                         4         4              4          4             4             -

Labour                                                          108       101            104        110           114           0.2

Management Board Secretariat                                    353       147            145        263           230           0.4
         Retirement Benefits                                  (219)     (165)           (33)         63          (42)         (0.1)
         Contingency Fund                                         -         -              -          -           832           1.3
         OPS Employee Severance (Net)                             -        88              -       (17)             -             -
         Special Circumstances Fund                             180         -              -          -             -             -

Municipal Affairs and Housing*                                1,611     1,665          1,792      1,135           701           1.1

Native Affairs Secretariat                                       12        15             16         13            15             -

Natural Resources                                               531       460            417        438           437           0.7

Northern Development and Mines                                   54        67             69         75            77           0.1

Office of Francophone Affairs                                     3         3              4          5             3             -

Public Safety and Security                                    1,296     1,379          1,500      1,601         1,532           2.4

Tourism and Recreation                                           94       153            124        144           131           0.2

Training, Colleges and Universities                           3,281     3,285          3,219      3,248         3,521           5.6

Transportation                                                  634       587            593        664           772           1.2
                                                                  -         -              -          -         (300)
Year-End Savings                                                                                                              (0.5)
                                                         ---------------------------------------------------------------------------
                                                         ---------------------------------------------------------------------------

Total Operating Expenditure                                 $55,573   $57,022        $59,817    $61,552       $63,519           100
                                                         ===========================================================================

*    Preliminary allocations and historical restatements pending finalization of new ministry  structures.  All other ministries  reflect recently announced government structure.

Totals may not add due to rounding.
Source:  Ontario Ministry of Finance.

(1)  Expenditure excludes transactions relating to OEFC.

(2)  Outlook 2002-03 refers to the  information  contained in the 2002-03 Second
     Quarter Ontario Finances, which updates the 2002 Budget.

(3)  Fiscal 2000-01 has been restated to reflect the accounting changes. See "3.
     Public Finance - (1) Financial Reporting - Accounting Changes".

Social Expenditure

     Health and Long-Term Care.  Health Care is the largest single  component of the provincial  expenditure  budget,  accounting for an estimated 40.1% of total operating  expenditure in fiscal 2002-03.  Approximately 62% of Ontario's health care  operating  spending  will be in the form of  operating  payments to public hospitals  ($9.4 billion in fiscal  2002-03) and Ontario  Health  Insurance Plan payments to physicians and other health care  practitioners  and commercial labs
($6.5 billion in fiscal 2002-03).

     Community  Family and  Children's  Services.  The Province  provides a wide range of social services, including social assistance,  childcare, child welfare services, housing assistance and drug benefits for social assistance recipients.
The Ministry of Community,  Family and Children's Services operating expenditure represents  approximately  12.3% of fiscal 2002-03 total operating  expenditure.
The social  assistance  program is the largest program,  with a budget of $3,822 million in fiscal 2002-03.

     Municipal  Affairs  and  Housing.  The  Ministry of  Municipal  Affairs and
Housing is responsible for building a strong provincial-municipal  relationship, encouraging a viable and balanced housing market and promoting smart growth. The
Ministry's fiscal 2002-03 operating outlook of $701 million accounts for 1.1% of
Provincial operating expenditure.

     Education  and  Training.  The  Ministries  of  Education  and of Training,
Colleges and Universities  operating budget,  which includes  provincial support for primary and secondary schools, universities, colleges and training programs, will  total  $12,416  million  and  accounts  for  approximately  19.3% of total provincial operating expenditure in fiscal 2002-03.  Transfer payments to school boards,  the largest  component  of  education  spending,  will amount to $8,339 million in fiscal 2002-03. The operating grants for colleges and universities in fiscal 2002-03 will total $2,645 million  (includes  general operating grants to colleges and universities,  grants under the Access to Opportunities Program and
Nursing Collaborative Programs).

Environment, Resources and Economic Development

     The Ministry of  Transportation  has an operating budget of $772 million in fiscal 2002-03.  The Ministry is responsible  for the overall safety,  integrity and  performance  of  Ontario's  transportation  system,  GO Transit and for the licensing of drivers, vehicles and commercial carriers.

     The  operating  budget of the  Ministry of  Agriculture  and Food in fiscal
2002-03  is $645  million.  The  Ministry's  role is to  assist in  enhancing  a supportive  business  environment  in order to increase  investment in Ontario's agricultural and food sectors.  Through a number of programs,  the Ministry also promotes value-added agriculture and increased exports of food products.

     Through  the  Ministry  of  Enterprise,  Opportunity  and  Innovation,  the
Ministry of Tourism and  Recreation  and the  Ministry of Culture,  the Province
encourages  entrepreneurship  and promotes  investment in  scientific  research, innovation and technology  development.  The Ministries  also promote  Ontario's trade,  tourism  and  investment  potential.  Together  the  Ministries  have an operating budget of $672 million in fiscal 2002-03.

     The Ministry of Natural  Resources  ensures the sustainable  development of the Province's  vast  resources and manages Crown lands and the provincial  park system. In addition,  the Ministry is responsible for ensuring the protection of these  resources from natural  disasters,  such as forest fires.  The Ministry's operating budget in fiscal 2002-03 is $437 million.

     The  Ministries  of  Environment  and of Energy  protect the quality of the natural environment and encourage  conservation of material and water resources.
They also promote the  development  of a  competitive  energy  sector,  which is economically and environmentally  sustainable.  The Ministries' operating budget in fiscal  2002-03 totals $384 million,  including  $106 million  related to the consolidation of the Independent Electricity Market Operator.

     The following table sets forth historical expenditure  information for each of the fiscal years from  1997-98 to 2000-01.  The table has not been updated to reflect the new ministry structure announced in April 2002.

                                                   ONTARIO'S CAPITAL EXPENDITURE(1)
                                                             (PSAB Basis)

                     Ministry                 1997-98  1998-99   1999-00  2000-01
                                                        (in millions)
        Agriculture, Food and Rural Affairs   $    1   $    1   $     1   $    1
        Attorney General.................         47       73        62       42
        Community and Social Services....         31       27        20       14
        Correctional Services............          5       30       124       95
        Economic Development, and Trade..         --       --        --       --
        Education........................        267      229        52        4
        Energy, Science and Technology...         --      273       656       86
        Environment......................         98       19         1        5
          Water Protection Fund..........         --       15       160       17
        Finance..........................          6        4         7        7
          SuperBuild Millennium                   --       --        --        4
        Partnerships.....................
          Contingency Fund...............
        Health and Long-Term Care........        106      187       338      182
          Major One-Time Capital Costs...         --       --     1,004      140
        Management Board Secretariat.....         80       39        13       24
        Municipal Affairs and Housing....        152       62       (10)      --
        Native Affairs Secretariat.......         14       13         7        5
        Natural Resources................        151       73        96       65
        Northern Development and Mines...        173      205       267      356
        Solicitor General................          7       --        --        4
        Tourism, Culture and Recreation..          3        2       231       32
        Training, Colleges and Universities      117       71     1,028      204
        Transportation...................      1,193      892       830      836
        Year-End Savings.................         --       --        --       --
        Total Capital Expenditure........     $2,451   $2,215   $ 4,887   $2,123

----------

Source: Ontario Ministry of Finance

Totals may not add due to rounding.

(1) Expenditure excludes transactions relating to OEFC.

     Starting  with  the  2002  Ontario  Budget,  published  on June  17,  2002, historical  expenditure  figures for the  Province of Ontario  were set forth as restated  figures  starting  from  1998-99 to 2000-01  to reflect  the  recently announced new government structure.  Accordingly, the 1998-99 to 2000-01 program expenditure  figures  contained  within the  Financial  Tables were  restated to reflect the new government  ministry  structures,  and the following  table sets forth such restated  figures.  However,  as a result of the  restructuring,  the
1997-98 historical  expenditure  figures were not restated and therefore are not readily available.

                                                   ONTARIO'S CAPITAL EXPENDITURE (1)
                                                             (in millions)

                                                                                                              % of Total
                                                                                                                 Capital
                                              Actual        Actual       Actual        Actual   Outlook (2)  Expenditure
Ministry                                     1998-99       1999-00      2000-01       2001-02       2002-03      2002-03
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

Agriculture and Food*                         $    1        $    1       $    1        $   29        $  197          7.3

Attorney General                                  73            62           42            46            53          1.9

Community, Family and Children's
Services                                          27            20           14            31            32          1.2

Consumer and Business Services                     -             -            -             -             1            -

Culture                                            -            72           18            14            10          0.4

Education                                        229            52            4            17            10          0.4

Energy                                                         156           86            50            69          2.5

Enterprise, Opportunity and Innovation           273           500            -            19            47          1.7

Environment                                       19             1            5            19            16          0.6
         Water Protection Fund                    15           160           17             1             3          0.1

Finance--Own Account*                              4             7            7            11            24          0.9
         SuperBuild Millennium                     -             -            4             -           102          3.7
         Partnerships
         Contingency Fund                          -             -            -             -            92          3.4

Health and Long-Term Care                        187           338          182           205           342         12.6
         Major One-Time Capital Costs              -         1,004          140             -             -            -

Management Board Secretariat                      39            13           24            28            46          1.7

Municipal Affairs and Housing*                    62          (10)            -            12             7          0.3

Native Affairs Secretariat                        13             7            5             3             6          0.2

Natural Resources                                 73            96           65            70            80          2.9

Northern Development and Mines                   205           267          356           371           393         14.5

Public Safety and Security                        30           124           99            88            92          3.4

Tourism and Recreation                             2           159           14             9           125          4.6

Training, Colleges and Universities               71         1,028          204            49            67          2.5

Transportation                                   892           830          836           818         1,001         36.9

Year-End Savings                                   -             -            -             -         (100)        (3.7)
                                       ----------------------------------------------------------------------------------
                                       ----------------------------------------------------------------------------------

Total Gross Capital Expenditure**             $2,215        $4,887       $2,123        $1,890        $2,715          100

Less: Net Investment in Capital
Assets***                                          -             -            -             -           634            -
                                       ----------------------------------------------------------------------------------
                                       ----------------------------------------------------------------------------------

Net Capital Expenditure                       $2,215        $4,887       $2,123        $1,890        $2,081            -
                                       ==================================================================================

*    Preliminary allocations and historical restatements pending finalization of new ministry  structures.  All other ministries  reflect recently announced government structure.

**   Gross  Capital  Expenditure  includes  the  following:  i)  acquisition  or construction of major tangible  capital assets owned by the Province (land, buildings and  transportation  infrastructure)  and other tangible  capital assets;  ii)  repairs  and  maintenance;  and iii)  transfers  for  capital purposes.  Total gross capital expenditure includes $225 million in federal flow-through  funds.  Gross capital  investment  excluding  flow-though  of federal funds is $2.5 billion.

***  Starting in 2002-03,  major  tangible  capital assets owned by the Province
     (land, buildings and transportation  infrastructure) are accounted for on a full accrual  accounting basis. Other tangible capital assets will continue to be booked as expenditure in the year of acquisition.

Source: Ontario Ministry of Finance
Totals may not add due to rounding.

(1)  Expenditure excludes transactions relating to OEFC.

(2)  Outlook 2002-03 refers to the  information  contained in the 2002-03 Second
     Quarter Ontario Finances which updates the 2002 Budget.

     Through Ontario's  SuperBuild  initiative the government and its public and private  sector  partners will be investing $20 billion over five years to renew the Province's network of hospitals,  high-technology links, highways, education institutions and other infrastructure.

(5) Outline of Principal Provincial Institutions

     The  Province has  established  a number of Crown  corporations,  which are primarily  intended to provide goods and services  needed to implement  approved government  policy  and  programs  or  to  provide  a  regulatory  function  for operations  authorized  by  government  legislation.  Among  the more  prominent
Ontario  Crown  corporations  are the Ontario  Financing  Authority,  the Liquor
License Board of Ontario,  the Ontario Lottery  Corporation,  the Ontario Casino
Corporation,  the Workplace Safety and Insurance Board  (formerly,  the Workers'
Compensation Board) and the Ontario Northland Transportation Corporation.  Until
its  restructuring  in April 1999 and its  continuation  as Ontario  Electricity
Financial Corporation (OEFC), Ontario Hydro had a mandate to generate and supply power in Ontario.  For a description of Ontario Hydro, its restructuring and the operations  of its  successor  companies,  See "4.  Public  Debt-- (3) Financial
Assets  and  Liabilities--  (ii)  Financial  Assets--  Restructuring  of Ontario
Electricity Industry", below.

(6) Sinking Funds

    The Province of Ontario does not have a sinking funds system.

                                 4. PUBLIC DEBT

(1) Provincial Purposes

     The Province has met its financing  requirements  through a combination  of public  borrowing,  non-public  borrowing  and  increases in cash and  temporary investments. There is no constitutional limit on borrowing.

Publicly Held Debt

     The majority of Ontario's  borrowing  requirements  are met through  public market  borrowing.  See "4. Public Debt-- (3) Financial Assets and Liabilities--
(iii) Liabilities-- Publicly Held Debt", below.

Non-Public Debt

     The Public  Service  Pension  Plan  ("PSPP"),  the Ontario  Public  Service
Employees Union ("OPSEU")  Pension Plan and the Ontario  Teachers'  Pension Plan
("OTPP").  Prior to January 1, 1990, PSPP and OTPP were required to invest their net cash flow in debt issued by the Province. Legislation now allows these Plans to invest in public capital  markets,  and they are no longer a source of direct financing  for the  Province.  The OPSEU  Pension  Plan was created in June 1994 through  legislation  dividing the PSPP and  creating a separate  plan for OPSEU members and for certain other unionized non-management employees. See "4. Public
Debt-- (3) Financial Assets and  Liabilities--  (iii)  Liabilities--  Non Public
Debt", below.

     The Canada  Pension Plan  Investment  Fund ("CPP").  The CPP obtains monies from a compulsory  national  contributory  pension  plan in which all  provinces other than  Quebec  participate.  Each  month,  the net cash flow is invested in non-marketable securities issued by participating provinces, agents of the Crown and the Government of Canada. The amount available to a province is based on the proportion of total contributions coming from that province.

(2) Ontario Electricity Financial Corporation ("OEFC") Purposes

     In addition to debt transactions for provincial purposes,  the Province has borrowed  funds on behalf of OEFC in the public  markets  and from the CPP.  The proceeds of all such borrowings have been advanced to OEFC in exchange for bonds with like  terms  and  conditions.  For a  description  of  Ontario  Hydro,  its restructuring and the operations of its successor companies, See "4. Public Debt
--(3) Financial Assets and Liabilities-- (ii) Financial  Assets--  Restructuring
of Ontario Electricity Industry" below.

                                                  STATEMENT OF FINANCIAL TRANSACTIONS
                                  (Ontario's financing for Provincial purposes and for OEFC purposes)

                                                                               Restated(4)                Outlook
                                                                     1999-00     2000-01      2001-02   2002-03(1)
                                                                                    (in millions)
               Financing-Provincial Purposes
               Debt Issues....................................     $  10,145   $  10,002    $  12,545   $  13,447
               Retirements:
                 Publicly Held Debt...........................         7,025       8,858        9,229      10,519
                 Canada Pension Plan..........................           988         538          769       1,295
                 Ontario Teachers' Pension Fund...............           960         717          492         656
                 Public Service Pension Fund..................            69          89          115         132
                 Ontario Public Service Employees' Union
                    (OPSEU) Pension Plan......................            33          42           55          62
                 Municipal Employee Retirement Fund...........            44          52           68         235
                 Other........................................            22          50           18          39
                                                                       9,141      10,346       10,746      12,938
               Net Debt Retirements/(Issues)..................        (1,004)        344       (1,799)       (509)
               Decrease/(Increase) in Deposits with the
                 Province of Ontario Savings Office...........          (295)        330           44          --
               Other Items (2)................................        (2,135)      2,190        2,323       2,875
               Acquisition/(Amortization) of Tangible Capital
                 Assets.......................................            --          --           --         634
               Increase/(Decrease) in Cash and Temporary
                 Investments..................................         4,102        (962)        (193)     (3,000)
               Surplus/(Deficit)..............................     $     668   $   1,902    $     375   $      --
               Financing-- OEFC Purposes
               Debt Issues (3)................................         5,399       2,924        2,342       2,106
               Retirements....................................     $      --   $   1,329    $    (569)  $     (48)

----------

Source: Ontario Ministry of Finance.

(1)  Outlook 2002-03 refers to the  information  contained in the 2002-03 Second
     Quarter Ontario Finances, which updates the 2002 Budget.

(2)  Accruals,  Consolidations  and net  borrowing  on  behalf of  agencies  and liability for retirement benefits are grouped under other items.

(3)  Debt issues for 2001-02  totaling $2.3 billion borrowed by the Province and on-lent to OEFC are largely to refinance maturing debt held by the Province and guaranteed by the Province.

(4)  Fiscal 2000-01 has been restated to reflect the accounting changes. See "3.
     Public Finance - (1) Financial Reporting - Accounting Changes".

(3)  Financial Assets and Liabilities

(i) General

     Two features of Ontario's accounting and financing policies have a material effect on the  reporting of assets and  liabilities:  the  treatment of physical assets and the intermediary aspect of centralized financing.

     Investments in physical assets made directly by the Province are treated as an expense in the year of  acquisition  and therefore do not appear as assets on the Province's financial statements. Starting in 2002-03, major tangible capital assets owned by the Province (land, buildings and transportation infrastructure)
will be accounted for on a full accrual accounting basis. Other tangible capital assets owned by the Province will be reported in subsequent years.

     The  intermediary  activity of borrowing on behalf of  provincially-created bodies creates assets and liabilities. These would not appear if the bodies were funded  independently or through a provincial  guarantee.  This borrowing action increases the  Province's  debt. The related asset arises because the government is  funding,  through  loans and  investments,  expenses  that are  administered outside a government ministry.

     Activities  so funded are expected to generate  sufficient  return to repay the  principal  and  interest.  However,  the  recipients  of the  advances  and investments  are not  always  required  to  produce a  profit,  and some are not self-sustaining.

     Financial  assets  include  cash and claims by the  Province  arising  from events and transactions occurring prior to the year-end.

(ii)  Financial Assets

                                                    SUMMARY OF FINANCIAL ASSETS (1)

                                                                             As at March 31,  % Of
                                                                                 2002(2)      Total
                                                                              (in millions)    (%)
                              Cash and Temporary Investments...........        $   5,727       26.59
                              Accounts Receivable......................            2,369       11.00
                              Loans Receivable and Other Assets........            1,616        7.50
                              Properties Held for Sale.................               97        0.45
                              Investment in Government Enterprises.....           11,731       54.46
                                                                               $  21,540      100.00

----------

Source: Ontario Ministry of Finance.

(1)  Physical  assets  purchased  by the  Province  are  expensed in the year of acquisition and are excluded from the above table.

(2)  Prepared on the basis of modified accrual and consolidation accounting. See
     "3. Public Finance-- (1) Financial Reporting-- Overview", above.

Cash and Temporary Investments

     Temporary  investments  are recorded at the lower of cost or fair value and are mainly  marketable,  short-term  securities issued or guaranteed by Canadian chartered banks and the provincial and federal governments.

     Between April 1, 2001 and March 31, 2002,  the month-end  level of cash and temporary  investments  varied from a low of  approximately  $3,746 million to a high of  approximately  $6,631 million.  The cash and temporary  investments are used to accommodate  differences in revenue and expense flows during each fiscal year and to provide flexibility for debt management.

Accounts Receivable

     Accounts  receivable  comprise  taxes  receivable,   receivables  from  the
Government  of Canada  and  other  receivables  less a  provision  for  doubtful accounts.

Loans Receivable and Other Assets

     Loans receivable with significant  concessionary  terms are recorded at the date of issuance at face value  discounted  by the amount of the grant  portion.
The grant portion is recognized as an expenditure at the date of issuance of the loan.  The amount of the loan  discount is amortized to revenue over the term of the loan.  Loans  receivable  include  amounts  owing from  government  business enterprises.

     The  activities of government  business  enterprises  are recorded in these financial  statements  under the modified  equity  method.  This method does not require the elimination of  inter-organizational  balances.  Properties Held for
Sale

     Properties held for sale are stated at the lower of cost and net realizable value.  Cost includes  acquisition  costs,  property taxes,  development  costs, capitalized  interest and administrative  costs, less net interim property rents and expenditure.

Investment in Government Business Enterprises

     Investment in Government Business Enterprises  represents the net assets of government  business  enterprises  recorded  on the  modified  equity  basis  as described under Principles of Consolidation.

     Government  business  enterprises are defined as those Crown  corporations, boards and commissions which have the financial and operating authority to carry on a  business,  have as their  principal  activity  and source of  revenue  the selling of goods and services to individual and non-government organizations and are able to maintain their  operations and meet their  obligations from revenues generated outside the government reporting entity.

Restructuring of Ontario Electricity Industry

Legislation

     The Energy Competition Act, 1998 received Royal Assent on October 30, 1998, and through its five  schedules,  primarily  the  Electricity  Act, 1998 and the
Ontario Energy Board Act, 1998 ("OEB Act"),  establishes  the broad  legislative framework for Ontario's new competitive electricity market.

     The  Electricity  Act, 1998  implements the  fundamental  principles of the restructuring of Ontario's electricity industry. This includes the separation of the  competitive  components  of the industry  (generation  and retail) from the monopolistic  components of the industry  (transmission and  distribution),  the
establishment   of  an   independent   electricity   market   operator  and  the
implementation   of  open   non-discriminatory   access  to   transmission   and
distribution systems.

     The   Electricity   Act,   1998  mandates   non-discriminatory   access  to
transmission  and  distribution  facilities by providing that  commencing May 1,
2002, every  transmitter or distributor must provide  generators,  retailers and consumers with  non-discriminatory  access to its  transmission  or distribution systems in Ontario in accordance with its licence.  All customers have access to the  electricity  supplier of their  choice.  Ontario's  electricity  generators compete with generators and suppliers,  both from within and outside Ontario, to sell electricity in the Ontario wholesale market.

     The Electricity  Act, 1998 also required every municipal  corporation  that
generates,   transmits,   distributes  or  retails   electricity,   directly  or
indirectly,  to incorporate a corporation  under the Business  Corporations  Act
(Ontario)  ("OBCA")  for the  purpose  of  carrying  on  those  activities,  and prohibits those municipal  corporations from carrying on those activities except through such corporation.  Provision was also made for the municipal corporation to  transfer  employees,  assets,  liabilities,  rights and  obligations  of the municipal corporation or its electricity commission to the new corporation.

     The  OEB  Act  expands  the  jurisdiction  and  mandate  of the  OEB in the regulation  of the  electricity  and  natural  gas  markets.  In its new role as regulator of the Ontario  electricity  market, the OEB has broad powers relating to licensing, rate regulation and market supervision.

     The  Electricity  Act,  1998 and OEB Act have been  amended by the Reliable
Energy and Consumer  Protection  Act, 2002,  which received Royal Assent on June
27, 2002.  This Act clarifies the Province's  ability to dispose of its interest in Hydro One Inc.  through  a  variety  of  disposition  options.  This Act also provides for ownership of the transmission corridor lands to be transferred from
Hydro One Inc. to the  Province  on a day to be  proclaimed  in  exchange  for a statutory right to use the land for transmission and distribution  purposes.  It also  creates  the Energy  Consumers'  Bill of Rights  which  enhances  consumer protection provisions in the OEB Act.

     On June 27,  2002,  the Hydro One Inc.  Directors  and Officers  Act,  2002
received  Royal Assent.  This Act enabled the  government to appoint a new board for  Hydro  One and  directs  the  new  board  to  negotiate  reduced  executive compensation  packages.  An interim board was appointed  effective as of June 4,
2002 and the board  composition  was  confirmed  at the  annual  meeting  of the shareholders on August 15, 2002.

     In November  2002,  the Province  announced a number of measures to protect consumers  from  volatile  electricity  prices,  to encourage  new supply and to promote conservation. On December 9, 2002, the Electricity Pricing, Conservation
and Supply Act, 2002 received  Royal Assent.  Pursuant to the Act, the following measures will be in effect until April 30, 2006.

•         Effective  December 1, 2002, the commodity price payable by low volume and  designated  consumers is fixed at 4.3 cents per kilowatt  hour or such lower rate as may be prescribed by regulation;

•         Low volume and designated  consumers will receive a  reimbursement  of part of the commodity  price they paid in order to effectively fix the commodity  price  they paid for  electricity  between  May 1, 2002 and
          December 1, 2002 at 4.3 cents per kilowatt hour; and

•         Electricity  transmission  and  distribution  rate orders in effect on
          November  11, 2002 will  continue  unless such orders are  replaced or amended with the approval of the Minister of Energy.

          Pursuant  to this  Act,  regulations  may be  made  to make  financial arrangements for the following purposes:

•         To compensate distributors,  retailers and the Independent Electricity
          Market  Operator  ("IMO") for payments made under the Act to reimburse consumers;

•         To offset  differences  between the commodity price for electricity in certain  contracts  between  retailers and consumers and the commodity price for electricity in the IMO-administered markets;

•         To offset  differences  between the  commodity  price for  electricity supplied by generators and the commodity price for electricity payable by consumers as a result of the fixing of the price under the Act; and

•         To make payments to the IMO in respect of certain  liabilities or expenses it incurs as a result of carrying  out its objects  under the
          Electricity Act, 1998.

     The November 2002 announcements  included several temporary tax measures to stimulate  new  generating  capacity to ensure that the Province has  sufficient electricity  to meet  its  future  needs  and to  promote  the  conservation  of electricity.  These measures,  which are implemented by the Electricity Pricing,
Conservation and Supply Act, 2002, or will be implemented by regulation, are:

•         A 10-year  corporate  income tax  ("CIT")  holiday for income from the sale of a new  supply  of  electricity  from  clean,  alternative,  or renewable sources;

•         An immediate  100 per cent CIT write-off and capital tax exemption for the cost of assets acquired after November 25, 2002 and before January
          1, 2008, used to generate  electricity  from clean ,  alternative,  or renewable sources;

•         An immediate  100 per cent CIT  write-off  for  qualifying  electrical energy efficient equipment acquired after November 25, 2002 and before
          January 1, 2008;

•         A 10-year  property  tax  holiday  for new  facilities  that  generate electricity from clean, alternative or renewable sources;

•         A retail  sales tax  rebate  for  businesses  for  building  materials purchased and incorporated  into alternative or renewable energy after
          November 25, 2002 and before January 1, 2008;

•         A one year retail sales tax rebate for  purchases,  rentals and leases of certain new  energy-efficient  household  appliances after November
          25, 2002 and before November 26, 2003; and

•         A retail  sales tax  rebate for solar  energy  systems  purchased  for residential  premises after November 25, 2002 and before  November 26,
          2007.

The  government  also  announced  on  December  2, 2002 a review of all items on consumers' electricity bills. The review will include how charges are calculated and determine if items on the bill are fair and clear.

Successor Companies and Transfer of Assets and Liabilities

     The Electricity  Act, 1998 provided for the  restructuring of Ontario Hydro into several separate successor companies:

•         Ontario  Power  Generation  Inc.  ("OPG"),  a  commercial  corporation incorporated  under the OBCA which owns and  operates  the  generation business of the former Ontario Hydro;

•         Hydro One Inc.  ("Hydro One"), a commercial  corporation  incorporated
          under  the  OBCA  which  owns  and  operates  the   transmission   and
          distribution  and related  energy  services  businesses  of the former
          Ontario Hydro;

•         Independent  Electricity  Market  Operator  ("IMO"),  the  independent electricity system coordinator responsible for directing the operation of the  IMO-controlled  electrical power grid in Ontario and enforcing the market rules for IMO-administered electricity markets;

•         Electrical Safety Authority ("ESA"), a non-profit  corporation without
          share  capital,   which  carries  out  the   electrical   installation
          inspection  and approval  functions,  previously  conducted by Ontario
          Hydro; and

•         Ontario  Electricity  Financial  Corporation  ("OEFC"),  which  is the continuation  of Ontario Hydro,  a corporation  without share capital, responsible  for managing  Ontario  Hydro's  outstanding  debt and the other assets,  liabilities,  rights and obligations not transferred to the new companies.

     OPG and  Hydro One have  clear  business  mandates  and are  operated  like private-sector companies, paying the equivalent of corporate income, capital and property taxes to OEFC and a commercial rate of return to their shareholder, the
Province.  Of the successor companies to Ontario Hydro, only OEFC is an agent of the Province.

     On April 1, 1999, the Province proclaimed in force the relevant sections of the Electricity Act, 1998, continuing Ontario Hydro as OEFC and repealed most of the Power  Corporation  Act. By transfer  orders  effective  April 1, 1999, made under the Electricity Act, 1998, the assets,  liabilities,  rights,  obligations and  employees  related  to  the  generation  business  of  Ontario  Hydro  were transferred  to OPG and  its  subsidiaries;  the  assets,  liabilities,  rights, obligations and employees related to the  transmission,  distribution and energy services  businesses  were  transferred to Hydro One and its  subsidiaries;  the assets,  liabilities,  rights, obligations and employees related to the function of  running  the  electricity  markets  and the  dispatch  of  electricity  were transferred  to IMO;  and  the  assets,  liabilities,  rights,  obligations  and employees  related  to  Ontario  Hydro's  electrical  inspection  function  were transferred  to ESA. The assets were  transferred  to OPG,  Hydro One and IMO in exchange for debt,  which committed OPG, Hydro One and IMO to pay OEFC principal and  interest.  The Province  assumed a portion of OPG's and Hydro One's debt in exchange  for  equity,  in order to provide  them with  commercially  acceptable capital structures.

     The transfer orders also included schedules of assets, liabilities,  rights and obligations that were retained by OEFC. Certain intellectual property assets and certain assets located on and rights relating to First Nations  Reserves are being held by OEFC in trust or  otherwise  for the benefit of the new  successor companies,  including OPG and Hydro One.  OEFC and the new  successor  companies have entered into  indemnification  and management  agreements relating to these assets and other transferred assets and liabilities.

     On April 1,  1999,  OEFC had total debt of $30.486  billion,  comprised  of
$27.735  billion in long-term  debt and $2.751  billion in short-term  debt. The debt  continues to be guaranteed by the  Province.  At April 1, 1999,  OEFC held notes  receivable in the amount of $8.3 billion from OPG,  Hydro One and IMO and
$8.9 billion from the Province as part of a debt for equity swap outlined below.

     Subject to  deductibles of $20 million and $10 million  respectively,  OEFC has agreed to indemnify  OPG and Hydro One in respect of: (i) the failure of the transfer orders to transfer any asset,  right or thing, or any interest  therein related to their business; (ii) any adverse claims or interests, including those of the Crown, subject to certain exclusions,  or any deficiency or lack of title in respect  of any  asset,  right or thing or any  interest  therein,  which was intended to be  transferred;  and (iii) the creation,  treatment,  payment to or from or other dealing with any equity account of Ontario  Hydro,  including with respect to certain litigation relating thereto.  The Province has guaranteed the obligations of OEFC under the indemnity.

     The value of the assets  transferred to Hydro One and its  subsidiaries was determined  to be $8.6  billion as of April 1, 1999.  In  consideration  for the assets,  Hydro One issued  notes to OEFC in the  aggregate  principal  amount of
$4.85  billion  together  with an  additional  promissory  note in the principal amount of $3.76 billion.  In  consideration  for the issuance to the Province of
12,920,000  preferred shares and 99,990 common shares,  the Province assumed all of Hydro One's  obligations  under the $3.76  billion  promissory  note and OEFC released Hydro One from its obligations with respect to this promissory note.

     The  value  of the  assets  transferred  to OPG  and its  subsidiaries  was determined  to be $8.5  billion as of April 1, 1999.  In  consideration  for the assets,  OPG  issued  notes to OEFC in the  aggregate  principal  amount of $3.4 billion  together with an additional  promissory note in the principal amount of
$5.1 billion.  In consideration  for the issuance to the Province of 256,300,000 common  shares,  the Province  assumed all of OPG's  obligations  under the $5.1 billion  promissory note and OEFC released OPG from its obligations with respect to this promissory note.

     Finally,  in consideration for assets  transferred to IMO, IMO issued notes to OEFC in the aggregate principal amount of $78.2 million.

     The Province receives dividend payments on the equity held by it in OPG and
Hydro One. Pursuant to the government's commitment to keep electricity income in the electricity  sector,  income earned in Hydro One and OPG over the Province's cost of its investment in its electricity  subsidiaries is allocated to OEFC for purposes of debt retirement (See page 41-- Summary of Liabilities).

     Following public  consultations,  the Province  announced in June 2002 that the government  would maintain control of Hydro One by retaining at least 51 per cent of the utility's  shares.  On July 5, 2002,  Finance  Minister  Janet Ecker announced  the start of a process to seek a  strategic  partner for up to 49 per cent of Hydro One. The Province's objectives with respect to Hydro One are:

•         To protect consumers;

•         To bring private  sector  discipline to the  day-to-day  operations of
          Hydro One;

•         To ensure  that the  necessary  capital is  available  to rebuild  and modernize Hydro One's  transmission and  distribution  infrastructure;
          and

•         To use the  proceeds  to pay  down  the $38  billion  debt  and  other liabilities from the former Ontario Hydro.

     On April 1, 1999,  OEFC began  receiving  payments in lieu of corporate and additional  property  taxes  from OPG and Hydro One and their  subsidiaries  and payments  in lieu of  additional  property  taxes from  municipally-owned  local distribution companies ("MEUs"),  under the Electricity Act, 1998. MEU liability to make  payments  in lieu of  corporate  taxes  began  October 1,  2001.  These payments in lieu  effectively  level the  corporate tax and property tax playing field with private entities.  In 2001, the payments in lieu of property taxes by
OPG and MEUs on hydro-electric  generating  stations (power dams) were converted to charges on gross  production  revenue to be consistent with the revised means of imposing  charges on private  power dams.  The payments in lieu of additional property  taxes  payable  by OPG and  MEUs in  respect  of  nuclear  and  fossil generating  stations  are not  affected  by this  change.  (See  explanation  of stranded debt below.)

     Municipalities  and MEUs are subject to a transfer  tax on the  transfer of
MEU property.  The Electricity Act, 1998 clarified  municipal ownership of MEUs.
As a  result,  MEUs can be sold and a gain  realized.  Some of that gain will be captured by the MEU transfer tax, which is payable to OEFC. A two-year exemption period,  which  ended  November 7, 2000,  from the  payment of transfer  tax was provided for transfers of property by municipalities or MEUs to other MEUs, OPG,
Hydro  One  or a  subsidiary  of  either  OPG  or  Hydro  One.  Pursuant  to the
Electricity  Pricing,  Conservation and Supply Act, 2002, each MEU and any other corporation in which a municipality beneficially owns, directly or indirectly, a majority of the voting securities and that has been incorporated  under the OBCA
for  the  purpose  of  generating,   transmitting,   distributing  or  retailing
electricity as provided in s. 142(1) of the  Electricity  Act, 1998 is deemed to have made an  application  to the  Ontario  Energy  Board for a rate  order that incorporates a nil rate of return on common equity unless a resolution is passed by the owning  municipality  within 90 days of the date the Act  receives  Royal
Assent affirming that the corporation  should continue to be incorporated  under the  OBCA  as  provided  in s.  142(1)  of the  Electricity  Act,  1998.  If the
resolution is not passed, the corporation would also be prevented from declaring dividends or disposing of all or  substantially  all of its assets.  A method is established  pursuant to the Act by which  non-municipal  shareholders of such a corporation can be compensated for their equity investments.

     On April 1, 1999,  Ontario Hydro's pension assets and liabilities  remained with OEFC, as administrator of the OEFC pension plan, to be managed on behalf of
OEFC by the  Ontario  Electricity  Pension  Services  Corporation  ("OEPSC"),  a
subsidiary of OEFC, until distribution to successor plans of OPG, Hydro One, IMO and ESA in accordance  with the  Electricity  Act, 1998. On March 29, 2001, OEFC and OEPSC  entered  into an agreement  with OPG,  Hydro One, IMO and ESA for the division and transfer of the assets and  liabilities of the OEFC Pension Plan as required by the Electricity Act, 1998. The  Superintendent of Financial Services
consented  to the  transfer  of assets on June 6, 2001 and as of that date,  the successor  companies'  pension  plans  assumed  responsibility  for the  accrued pension  benefits  under the OEFC Pension Plan.  Almost all of the assets of the
OEFC Pension Plan were  transferred to the successor  plans on or about June 29,
2001  pursuant to the transfer  agreement  with a few minor  illiquid  assets to
follow  thereafter.  In  addition,  certain  assets,   liabilities,   employees,
officers,  rights and  obligations of OEFC and OEPSC related to the OEFC Pension
Plan were transferred to the successor companies by transfer orders effective as of June 29, 2001 and made under section 138 of the Electricity  Act, 1998. It is currently  expected that OEPSC will be wound up shortly and any remaining assets and  liabilities  transferred to the other  successor  companies.  The long-term contracts with  non-utility  generators  ("NUGs") remain with OEFC.  About 7% of generated electricity in Ontario is supplied by NUGs.

Nuclear Costs

     On April 1, 1999,  the obligation to fund the future costs of nuclear waste management and  decommissioning was transferred to OPG by transfer order as part of the assets and liabilities associated with Ontario Hydro's nuclear generation business.  In its annual  information  form, dated April 30, 2002, OPG estimates
the  total  present  value  of  its  future   nuclear   waste   management   and
decommissioning  liabilities to be  approximately  $7,728 million as at December
31, 2001.

     On June 13, 2002, Bill C-27, the Nuclear Fuel Waste Act (Canada),  received
Royal  Assent and was  proclaimed  into force on  November  15,  2002.  This Act requires major owners of nuclear fuel waste, including OPG, to establish a waste management  organization to carry out the managerial,  financial and operational activities to implement  the  long-term  management of nuclear fuel waste and to establish  trust  funds  and make  annual  payments  to  finance  the  long-term management of nuclear fuel waste.  It also authorizes the Governor in Council to make a decision on the choice of approach for longer-term  management of nuclear fuel waste for Canada.  The waste  management  organization has been established and OPG has  established  and deposited $500 million into the trust fund to meet the requirements of this Act.

     OPG and the Province have entered into an agreement to establish,  fund and manage segregated funds to ensure that sufficient funds are available to pay for costs of managing and  disposing of nuclear  waste and  decommissioning  nuclear generating  stations.  The  agreement  will come into effect once related  funds management and custodial agreements have been executed. Under the agreement, OPG is required to establish a used fuel fund and a  decommissioning  fund which are to be held by a financial institution, segregated from OPG, and used only to pay for the costs of  nuclear  decommissioning  and  nuclear  waste  management  and disposal.  OPG is required to make an initial payment and quarterly  payments to the funds that,  together  with income earned and a  contribution  to be made by
OEFC,  would cover all currently  estimated costs. The Province will limit OPG's financial  exposure  with respect to  increases in certain used fuel  management costs in the  event  that the  present  value of  those  costs  exceeds  current estimates. The Province is also obligated under the agreement to make additional contributions  to the used fuel fund if that fund  earns  less than a  specified rate of return over the Ontario  consumer price index.  The Province is entitled to any  surplus  in the used  fuel  fund  including  earnings  in  excess of the specified return.

     In addition,  under the  agreement,  the Province has agreed to provide the financial  guarantee  that  may be  required  by  the  Canadian  Nuclear  Safety
Commission  ("CNSC") as a  condition  of OPG's  licence  pursuant to the Nuclear
Safety and Control Act  (Canada).  Execution  of the  agreement,  including  the related  guarantee,  has been  authorized by Order in Council.  The terms of the financial guarantee are currently being discussed with the CNSC.

Stranded Debt

     The Electricity  Act, 1998 defines  "stranded debt" as the amount of OEFC's debt and other  liabilities  that,  in the  opinion of the  Minister of Finance, cannot  reasonably  be  serviced  and  retired  by  commercial  companies  in  a competitive  electricity  market.  On April  1,  1999 the  Ministry  of  Finance estimated the stranded debt at approximately $20.9 billion. The Electricity Act,
1998 provides for certain  dedicated  revenue  streams,  to be paid over time to
OEFC, to go towards  servicing and retiring its stranded debt.  These  dedicated revenue streams include  payments to OEFC by OPG, Hydro One, their  subsidiaries and MEUs in lieu of:  certain  federal and  provincial  income taxes and capital taxes;  additional property taxes; and the amounts payable by MEUs and municipal corporations  to  OEFC  on the  transfer  of  their  electricity  business.  The government  has a  long-term  plan in place to  defease  OEFC's  debt and  other liabilities from within the electricity sector. The plan provides for sufficient
revenues  from  the  electricity   sector  to  defease  OEFC's  debt  and  other
liabilities  within a reasonable  timeframe.  In addition to the above dedicated revenue streams and pursuant to the Government's  commitment to keep electricity income in the electricity sector, the net income of OPG and Hydro One, in excess of the Province's  interest  expenditure on its investment in OPG and Hydro One, is dedicated to the retirement of OEFC's debt.

     Residual  stranded debt is the portion of OEFC's  stranded debt that cannot be serviced by the foregoing  dedicated  revenue streams.  The residual stranded debt was estimated at $7.8 billion on April 1, 1999. The  Electricity  Act, 1998 provides  for a debt  retirement  charge of 0.7 cents  per  kilowatt  hour to be levied on electricity users in the Province commencing May 1, 2002. This charge, collected  by the IMO,  distributors  and  retailers,  is  payable to OEFC until residual stranded debt is retired.

(iii) Liabilities

Overview

     Liabilities  include debt issued for provincial  purposes,  debt issued for investment in  electricity  sector,  accounts  payable and accrued  liabilities, deposits with the Province of Ontario  Savings Office,  pension  liabilities for the Public Service  Pension Plan, the Ontario  Public Service  Employees'  Union
("OPSEU")   Pension  Plan,  the  Ontario   Teachers'   Pension  Plan  and  other
liabilities.

                                                        SUMMARY OF LIABILITIES

                                                                                      As at March 31,
                                                                                           2002(1)        % of Total
                                                                                        (in millions)
                Liabilities for Provincial Purposes:
                Publicly Held Debt (2)............................................       $   79,876           59.8%
                Non-Public Debt
                  Canada Pension Plan.............................................           10,063            7.5
                  Ontario Teachers' Pension Fund..................................           11,043            8.3
                  Public Service Pension Fund.....................................            3,331            2.5
                  Ontario Public Service Employees' Union (OPSEU) Pension
                     Fund.........................................................            1,582            1.2
                  Ontario Municipal Employees Retirement Fund.....................              502            0.4
                  Other...........................................................            1,195            0.9
                                                                                             27,716           20.7
                Total Debt Issued for Provincial Purposes.........................          107,592           80.5
                Debt Issued for Investment in Electricity Sector (3)..............            8,885            6.7
                Accounts Payable and Accrued Liabilities..........................           10,640            8.0
                Deposits with the Province of Ontario Savings Office..............            2,438            1.8
                Pensions..........................................................            1,785            1.3
                Other Liabilities.................................................            1,712            1.3
                Provision for Electricity Sector (3)..............................              524            0.4
                Total Liabilities for Provincial Purposes.........................       $  133,576          100.0%
                Liabilities for Ontario Electricity Financial Corporation
                  (OEFC)
                Debt Issued by the Province for OEFC (4)
                  Public Investors................................................       $   11,088           85.9%
                  Canada Pension Plan.............................................            1,881           14.2
                Total debt issued for OEFC (5)....................................           12,969          100.0%
                Debt guaranteed by the Province for OEFC..........................       $   16,147           85.3%
                Other guaranteed obligations......................................            2,788           14.7%
                Total guaranteed obligations (6)..................................       $   18,935         100.00%

----------

Source: Ontario Ministry of Finance.

(1)  Prepared on the basis of modified accrual and consolidation accounting. See
     "3. Public Finance-- (1) Financial Reporting-- Overview", above.

(2)  All balances are expressed in Canadian dollars.  The balances above reflect the effect of related  derivatives  contracts entered into by the Province.
     See "4. Public Debt-- (6) Financial  Tables-- I. Summary of Net  Provincial
     Debt and II. Summary of Ontario Electricity  Financial Corporation ("OEFC")
     Purpose debt-- Risk Management and Derivative Financial Instruments".

(3)  On April 1, 1999, as a result of the  restructuring  of Ontario Hydro,  the
     Province assumed $8,885 million in debt from OPG ($5,126 million) and Hydro
     One ($3,759 million). In exchange,  the Province received shares in the two corporations.  Pursuant to the government's  commitment to keep electricity income in the electricity sector, net income of OPG and Hydro One in excess of the Province's interest expenditure on its investment in the electricity sector, must be set-aside for retirement of OEFC's liabilities.  In 2001-02 net income (loss) of OPG and Hydro One amounted to ($167)  million and $346 million,  respectively.  The  Province's  interest  on debt  issued for its investment in the  electricity  sector amounted to $520 million in the same period. This resulted in a nil provision this year.

(4)  Proceeds of this debt have been advanced to OEFC in exchange for bonds with like terms and conditions.

(5)  In addition,  the  Province has advanced to OEFC an overnight  loan of $248 million.

(6)  In  addition,  Ontario  Housing  Corporation  ("OHC") has entered into loan insurance  agreements with Canada Mortgage and Housing Corporation ("CMHC")
     pertaining to mortgage  loans on projects  funded under various  non-profit housing  programs  administered  by the Ministry of  Municipal  Affairs and
     Housing.  Under these  agreements,  CMHC will insure mortgage loans made by lenders  approved  under  the  National  Housing  Act  for the  purpose  of purchasing,  improving,  constructing  or  altering  housing  units.  While insurance is provided by CMHC, the OHC is liable to CMHC for any net costs, including  any  environmental  liabilities,  incurred  as a result  of loan defaults on projects  funded  entirely by the Province,  and must share any net costs incurred for loan defaults on projects funded jointly by CMHC and the  Province.  Any costs  incurred  by the OHC will be  reimbursed  by the
     Ministry of Municipal Affairs and Housing.

     In the event of a loan  default,  OHC can  either  remedy  the  default  or acquire the units and assume the loan obligation. The OHC share of defaults on solely  provincial funded projects would be 100% of net amounts incurred on  loans  defaulted  and  approximately  70% of net  amounts  incurred  on defaults on joint federal-provincial  projects. As of March 31, 2002, there were $9.5 billion (2001 -- $10.4 billion) of mortgage loans outstanding. As operating  subsidies  provided are  sufficient  to ensure that all mortgage payments  can be made when due,  default is unlikely.  To date,  there have been no claims for defaults on insured mortgage loans.

Publicly Held Debt

     Publicly  held debt is debt issued to the general  public.  As at March 31,
2002, the publicly held debt issued for provincial purposes was $79,876 million,
$53,952 million of which was issued in Canadian dollars, $17,448 million in U.S.
dollars,  $3,286  million in Japanese  Yen,  $3,311  million in Euros and $1,879 million in other currencies.  As of the same date, all publicly held debt issued for Ontario Electricity Financial Corporation purposes was $11,088 million.

     As at March 31, 2002,  the total amounts  outstanding  under the Province's
Treasury bill program was $2,118 million and $809 million was outstanding  under the U.S. commercial paper program.

     From April 1, 2002 through December 6, 2002, the Province  announced public offerings of bonds and notes totaling approximately $11.1 billion of which $10.7 billion were for provincial  purposes and $0.4 billion was debt incurred for the
OEFC. The tables below provide a summary of the publicly held debt issued by the
Province from April 1, 2002 through December 6, 2002 for provincial purposes and the OEFC.

                                          DEBT ISSUED BY THE PROVINCE FOR PROVINCIAL PURPOSES

                                                                                       Principal
                        Date of Issue   Date of Maturity   Interest Rate %   Funds   (in millions) References
                           03-Apr-2002       03-Apr-2009     Step-Up      Canadian $       45          (1)(5)
                           18-Apr-2002       13-Jul-2040       6.20       Canadian $       50             (1)
                           18-Apr-2002       24-Jul-2006       7.75       Canadian $      100          (1)(6)
                           23-Apr-2002       30-Nov-2011       5.25       Canadian $       50          (2)(7)
                           30-Apr-2002       08-Mar-2007       5.2        Canadian $      500          (1)(8)
                           02-May-2002       31-Dec-2007      5.125       Canadian $      100          (2)(9)
                           03-May-2002       03-May-2007     Step-Up      Canadian $       30         (3)(10)
                           06-May-2002       06-May-2009     Step-Up      Canadian $       36         (3)(11)
                           08-May-2002       07-Jul-2012   Zero Coupon    Canadian $       38            (12)
                           08-May-2002       31-Dec-2041       6.2        Canadian $       50         (1)(13)
                           15-May-2002       15-Nov-2007     Step-Up      Canadian $       25         (1)(14)
                           27-May-2002       02-Jun-2031       6.2        Canadian $      500         (1)(23)
                           29-May-2002       02-Dec-2041       6.2        Canadian $       40         (1)(15)
                           07-Jun-2002       02-Dec-2011       6.1        Canadian $      500         (1)(16)
                           11-Jun-2002       02-Dec-2004       6.4        Canadian $       33         (1)(24)
                           21-Jun-2002          Variable     Variable     Canadian $     2601            (22)
                           04-Jul-2002       02-Jul-2004     Floating     Canadian $       50             (4)
                           15-Jul-2002       15-Jul-2007     Step-Up      Canadian $       50         (1)(17)
                           23-Jul-2002       23-Jul-2009     Step-Up      Canadian $       25         (1)(18)
                           25-Jul-2002        2-Jun-2042       6.0        Canadian $       50         (1)(19)
                           17-Jul-2002       17-Jul-2012      5.125             US $      750         (1)(33)
                           06-Aug-2002         02-Jun-27       7.6        Canadian $       28         (1)(20)
                           06-Aug-2002         02-Dec-04       6.4        Canadian $       61         (1)(21)
                           19-Aug-2002       02-Jun-2031       6.2        Canadian $      500         (1)(25)
                           04-Sep-2002       02-Dec-2012      5.375       Canadian $      500             (1)
                           10-Sep-2002       10-Sep-2009     Step-Up      Canadian $       35         (1)(26)
                           10-Sep-2002       10-Sep-2007      4.375       Canadian $      500         (2)(27)
                           17-Sep-2002       17-Sep-2007       3.5              US $      500         (1)(28)
                           25-Sep-2002       02-Jun-2042       6.0        Canadian $       15         (1)(29)
                           01-Oct-2002       15-Dec-2009       3.75             US $      300         (1)(30)
                           15-Oct-2002       15-Oct-2012     Step-Up      Canadian $       30         (1)(31)
                           28-Oct-2002       17-Sep-2007       3.5              US $      250         (1)(32)
                            4-Nov-2002       04-Nov-2004     Step-Up      Canadian $       25             (1)
                           26-Nov-2002       15-Dec-2005      2.625             US $      482         (1)(34)
                           27-Nov-2002       27-Nov-2004     Step-Up      Canadian $       25             (1)
                           27-Nov-2002       10-Sep-2007      4.375       Canadian $       75         (1)(35)
                           02-Dec-2002       02-Jun-2031       6.20       Canadian $      500         (1)(36)

----------

1.   Interest paid semi-annually.

2.   Interest paid annually.

3.   Interest paid monthly.

4.   Interest paid quarterly.

5.   Bonds are  extendible  at the option of the  Province on every  coupon date starting  on April 3, 2004,  to the final  maturity  date of April 3, 2009.
     Coupon  interest  is paid  semi-annually  at a rate of 4.80% in years  1-2,
     5.625% in year 3,  6.50% in year 4,  6.875% in year 5,  7.25% in year 6 and
     7.75% in the final year.  In addition,  the Province  entered into interest rate agreements that effectively  converted the interest obligation on this debt to floating Canadian BA rate minus 0.09%.

6.   This is the first re-opening. Total issue size is now $700 million.

7.   This is the first re-opening. Total issue is now $350 million.

8.   Non-callable. This is the second re-opening. Total issue size is now $1,500 million.

9.   This is the second re-opening. Total issue size is now $350 million.

10.  Bonds are  extendible  at the  option of the  Province  on every six months starting on May 3, 2004, to the final maturity date of May 3, 2007.  Coupon interest is paid monthly at a rate of 4.70% in years 1-2,  5.15% in year 3,
     6.05% in year 4 and 6.90% in the final  year.  In  addition,  the  Province entered into  interest  rate  agreements  that  effectively  converted  the interest obligation on this debt to floating Canadian BA rate minus 0.09%.

11.  Bonds are  extendible  at the  option of the  Province  on every six months starting on May 6, 2004, to the final maturity date of May 6, 2009.  Coupon interest is paid monthly at a rate of 4.62% in years 1-2,  5.00% in year 3,
     6.00% in year 4,  6.5% in year 5,  7.00% in year 6 and  7.25% in the  final year. In addition,  the Province entered into interest rate agreements that effectively  converted  the  interest  obligation  on this debt to floating
     Canadian BA rate minus 0.09%.

12.  This is a variable  payment zero coupon bonds.  Payment of  installments of the principal of the bonds are made  semi-annually  on January 7 and July 7 of each year with the final Principal installment payment on July 7, 2012.

13.  This is the 4th re-opening. Total issue size is now $250 million.

14.  Bonds are  extendible  at the  option of the  Province  on every six months starting on November 15, 2004,  to the final  maturity date of November 15,
     2007. Coupon interest is paid semi-annually at a rate of 4.50% in years 1-2 and if the maturity  date of the bonds is extended,  5.80% in years 3-5. In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively  converted  the  interest  obligation  on this debt to floating
     Canadian BA rate minus 0.07%.

15.  This is the 5th re-opening. Total issue size is now $290 million.

16.  Non-callable.  This is the first re-opening. Total issue size is now $1,500 million (including $500 million issued for OEFC purposes).

17.  Bonds are  extendible  at the  option of the  Province  on every six months starting on July 15,  2004,  to the final  maturity  date of July 15, 2007.
     Coupon interest is paid semi-annually at a rate of 4.30% in year 1-2 and if the maturity date of the bonds is extended,  5.00% in year 3, 5.75% in year
     4 and 6.70% in the final year.  In  addition,  the  Province  entered  into interest rate agreements that effectively converted the interest obligation on this debt to floating Canadian BA rate minus 0.08%.

18.  Bonds are  extendible  at the  option of the  Province  on every six months starting on July 23,  2004,  to the final  maturity  date of July 23, 2009.
     Coupon interest is paid semi-annually at a rate of 4.3% in years 1-2 and if the maturity  date of the bonds is extended,  5.10% in year 3, 5.8% in year
     4,  6.30%  in year 5,  6.50%  in year 6 and  7.75% in the  final  year.  In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively  converted  the  interest  obligation  on this debt to floating
     Canadian BA rate minus 0.07%.

19.  This is the first re-opening. Total issue size is now $100 million.

20.  This is the 14th re-opening. Total issue size is now $4,237.7 million.

21.  This is the first re-opening. Total issue size is now $94.29 million.

22.  Ontario  Savings  Bonds  Series  2002 were  available  in  variable  types, maturities  and interest  rates.  This was the eighth  issue of  provincial savings bonds.

23.  This is the  third  re-opening.  Total  issue  size is now  $2,000  million
     (including $500 million issued for OEFC purposes).

24.  Proceeds used to fund purchase of MV ($33 million). No cash impact.

25.  This is the fourth  re-opening.  Total  issue  size is now  $2,500  million
     (including $500 million issued for OEFC purposes).

26.  Bonds are extendible at the option of the Province on the Initial  Maturity
     Date of September 10, 2004, and on each Extended  Maturity Date  thereafter to the final maturity date of September 10, 2009.  Coupon  interest is paid semi-annually  at a rate of 4.50% in years  1-3,  5.25% in year 4, 6.00% in year 5,  6.50% in year 6 and  7.25% in the  final  year.  In  addition  the
     Province entered into interest rate agreements that  effectively  converted the interest  obligation  on this debt into  floating rate Canadian BA rate minus 0.07%.

27.  The total issue size is now $500 million.

28.  The Province  entered into currency  exchange  agreements that  effectively converted these U.S. Dollar  obligations to Canadian Dollar  obligations at an exchange rate of $1.565. In addition, the Province entered into interest rate agreements that effectively  converted the interest obligation on this debt to a fixed rate of 4.47%.

29.  This is the second re-opening. Total issue size is now $115 million.

30.  The Province  entered into currency  exchange  agreements that  effectively converted these U.S. Dollar  obligations to Canadian Dollar  obligations at an exchange rate of $1.586. In addition, the Province entered into interest rate agreements that effectively  converted the interest obligation on this debt to a fixed rate of 4.73%.

31.  This note pays no  interest  for the  first two  years.  If the note is not called, it pays 5.5% semi-annually.  In addition,  the first two years were swapped to BAs minus 0.06%.

32.  This is the first  re-opening  and the total  issue  size is now U.S.  $750 million.  The  Province  entered into  currency  exchange  agreements  that effectively  converted  these U.S.  Dollar  obligations to Canadian  Dollar obligations at an exchange rate of 1.567. In addition, the Province entered into  interest  rate  agreements  that  effectively  converted the interest obligation on this debt to a fixed rate of 4.74%.

33.  The Province  entered into currency  exchange  agreements that  effectively converted these U.S. Dollar  obligations to Canadian Dollar  obligations at an  exchange  rate of $1.5250.  In  addition,  the  Province  entered  into interest rate agreements that effectively converted the interest obligation on this debt to a fixed rate of 5.3652%.

34.  The Province  entered into currency  exchange  agreements that  effectively converted these U.S. Dollar  obligations to Canadian Dollar  obligations at an exchange rate of $1.584. In addition, the Province entered into interest rate agreements that effectively  converted the interest obligation on this debt to a floating rate funding.

35.  This is the third reopening. Total issue size is now $575 million.

36.  This is the fifth reopening. Total issue size is now $1,500 million.

                               DEBT ISSUED BY THE PROVINCE FOR ONTARIO ELECTRICITY CORPORATION ("OEFC")

                                                                                       Principal
                        Date of Issue   Date of Maturity   Interest Rate %   Funds    (in millions) References
                           26-Nov-2002       15-Dec-2005      2.625             US $      268         (1)(2)

1.   Interest paid semi-annually.

2.   The Province  entered into currency  exchange  agreements that  effectively converted these U.S. Dollar  obligations to Canadian Dollar  obligations at an exchange rate of $1.584. In addition, the Province entered into interest rate agreements that effectively  converted the interest obligation on this debt to a floating rate funding.

Non-Public Debt

     Non-public  debt is debt issued to certain  public sector  pension plans or the Federal  Government  and its agencies.  As of March 31, 2002,  approximately
20.7% of provincial  purpose  liabilities  were in the form of non-public  debt.
Non-public debt is composed almost exclusively of debt to pension plans, the two largest  components  being  Ontario  Teachers'  Pension Fund debt (8.3% of total provincial  purpose  liabilities) and CPP debt (7.5% of total provincial purpose liabilities).

Accounts Payable and Accrued Liabilities

     Accounts  payable  and  accrued  liabilities  comprise  transfer  payments, interest on public debt, salaries,  wages,  benefits,  materials,  supplies, and deferred revenue.

Retirement Benefits Liabilities

                                                                              As at March 31,
                                                                         Restated(1)
                                  Retirement Benefits Liability (Asset)     2001         2002
                                                                             (in millions)
                                  Obligation for retirement benefits    $   44,517   $   49,658
                                  Less: pension fund net assets.....       (51,911)     (54,203)
                                  Unamortized experience gains......         8,592        4,952
                                  Adjustments (2)...................         1,519        1,378
                                  Retirement Benefits liability.....    $    2,717   $    1,785

----------

(1)  Fiscal 2000-01 has been restated to reflect the accounting changes.  See 3.
     Public Finance - (1) Financial Reporting - Accounting changes."

(2)  Adjustments  in the above  table  are made for the  following:  i)  amounts reported by the plans at December 31, instead of the Province's year-end of
     March 31; ii) unamortized  initial unfunded liability for jointly sponsored plans for  unfunded  liability  related to periods  before the plans became jointly  sponsored plans.  iii)  unamortized  balances related to temporary
     deviation  from  the  plans  (e.g.,   contribution   reduction);   and  iv)
     contributions  payable  by the  Province  that  are  reflected  in the plan assets.

     The Province is responsible for sponsoring  several pension plans. The most significant  plans are the Public  Service  Pension Plan  ("PSPP"),  the Ontario
Public  Service  Employees'  Union  ("OPSEU")  Pension  Plan,  and  the  Ontario
Teachers' Pension Plan ("OTPP").

     These three plans are defined benefit plans that provide Ontario government employees and  elementary and secondary  school  teachers and  administrators  a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service, and are indexed to the  Consumer  Price  Index to provide  protection  against  inflation.  Plan members and the Province are each responsible for matching  contributions to the plans of between seven to nine per cent of the member's salary per annum.

     Funding of these plans is based on  statutory  actuarial  valuations.  Such valuations,  undertaken  at least  every  three  years,  use  more  conservative assumptions  than those used in annual best estimates'  valuations that are used for financial  statement  purposes.  Under  partnership  agreements  between the
Province and OPSEU and between the Province and the Ontario Teachers' Federation
("OTF"),  new gains and losses  arising after January 1, 1993 from the statutory actuarial funding valuations are to be shared equally by the partners.

     The Province  had also  committed to make  additional  payments  over forty years to  eliminate  the  unfunded  liabilities  of all  three  plans  that were identified in the January 1, 1990  statutory  valuations.  As at March 31, 2002, the unfunded liabilities of all three plans have been eliminated.

     During the year, in accordance with the 1998 agreement  between partners of the OTPP,  the OTF amended the plan to use $6.1  billion of the plan surplus for benefit  improvements.  These improvements  included a permanent Factor 85 early retirement  program,  lowering the  eligibility  for a reduced pension to age 50 from age 55 and a  reduction  in the  offset  for Canada  Pension  Plan  ("CPP")
benefits.  The  government's  share of past  service  cost of this  amendment of
$2,279  million is included in fiscal year 2001-02  Pension  Expenditure,  fully offset by recognition of unamortized experience gains of $2,279 million.

Other Liabilities

     Other liabilities  include deferred  revenues,  pension and related benefit funds  for  the  Provincial  Judges  Pension  Fund  and  the  Deputy  Minister's
Supplementary   Benefit   Account,   externally   restricted   funds  and  other
miscellaneous liabilities.

Claims Against the Crown

     Of the claims outstanding against the Crown in Right of Ontario as at March
31,  2002,  64 were for amounts over $50 million  each.  These claims arise from legal action,  either in progress or threatened,  in respect of aboriginal  land claims,  breach of contract,  damages to persons and property and like items. As of December 6, 2002 there were 68 claims  outstanding  against the Crown,  which were for amounts over $50 million each. The cost to the Province, if any, cannot be determined because the outcome of these actions is uncertain.

Province of Ontario Savings Office Net Deposits

     The Province of Ontario  Savings  Office  ("POSO")  accepts  deposits  from general public,  government and other public bodies. These deposits form part of the Consolidated  Revenue Fund and are liabilities of the Province.  The Ontario
Financing  Authority  operates POSO as agent of the Minister of Finance.  In the
May 9, 2001 Budget,  the Minister of Finance announced that the Government would be seeking a buyer for the Province of Ontario  Savings  Office.  POSO's sale is overseen by the Ontario SuperBuild Corporation. An RFP was released on September
25, 2002. It is expected that the sale will close in early 2003.

Liabilities for Ontario  Electricity  Financial  Corporation  ("OEFC") (formerly
Ontario Hydro)

     The Province has borrowed money on behalf of Ontario Electricity  Financial
Corporation  from the CPP and in the U.S. and Canadian  public capital  markets.
This debt is offset by bonds of OEFC bearing like terms and  conditions to these
Ontario obligations.

                                                                 DEBT
                                               SELECTED CHARACTERISTICS BY TYPE OF ISSUE
                                                       As at March 31, 2002 (1)

                                                                                                       Average
                                                                                       Average       Annual Cost     Average Annual
                                                                      As a Percentage  Term to         to the        Rate of Growth
                                                                         of Total     Maturity        Province       March 31, 2002
                                                                            (%)        (Years)           (%)               (%)
  Debt for Provincial Purposes
  Publicly Held Debt
    Debentures & Bonds (2).................................                53.1           9.1            6.5               3.2
    Treasury Bills.........................................                 1.4           0.1            2.2              33.1
  Non-Public Debt
    Canada Pension Plan....................................                 6.9           7.2           10.6              (3.0)
    Ontario Teacher's Pension Fund.........................                 7.5           5.2           11.7              (5.5)
    Ontario Public Service Employees'
       Union Pension Plan (OPSEU)..........................                 1.1           8.1           11.8              (2.5)
    Public Service Pension Fund............................                 2.3           8.1           11.8              (2.5)
    Ontario Municipal Employees'
       Retirement Fund.....................................                 0.3           1.9            9.5              (7.9)
    Other..................................................                 0.8          16.6            7.5              (2.9)
                                                                           73.4           8.4            7.6               1.3
  Province of Ontario Savings Office &
    Other Liabilities
  Province of Ontario Savings Office.......................                 1.7           N/A            3.4               2.1
  Other Liabilities........................................                10.0           N/A             --              (9.6)
  Debt issued for Investment in the
    Electricity Sector.....................................                 6.1           38.0            5.8              0.0
                                                                           17.8           38.0            5.3              1.8
  Debt for OEFC Purposes (3)
  Canada Pension Plan......................................                 1.3            7.2            9.6             (9.0)
  Canadian Public Market...................................                 5.0            6.5            5.5            170.5
  Treasury Bills...........................................                 2.0            0.1            2.1              6.0
  U.S. Commercial Paper....................................                 0.5            0.1            1.8              1.4
                                                                            8.8            4.7            5.0             45.6
  Total....................................................               100.0           10.7            7.7              3.2

----------

(1)  Prepared on the basis of modified accrual and consolidation accounting. See
     "3. Public Finance-- (1) Financial Reporting-- Overview", above.

(2)  All balances are expressed in Canadian dollars.  The balances above reflect the effect of related  derivatives  contracts entered into by the Province.
     See "4. Public Debt-- (6)  Financial  Tables-- II.  Summary of OEFC Purpose
     Debt-- Risk Management and Derivative Financial Instruments", above.

(3)  Proceeds of this debt have been advanced to OEFC in exchange for bonds with like terms and conditions.

Debt Record

     The Province has never defaulted on the payment of principal or interest on any of its obligations. Payments have been made when due, subject during wartime to any applicable laws and regulations forbidding such payments.

Debt Maturity and Interest Charges

     At March 31, 2002,  approximately  53.6% of the debt issued for  provincial purposes and OEFC Program was scheduled to mature within the next five years and
78.4% within the next 10 years. Interest charges on Provincial Purpose Debt were
$8,509  million for 2001-02 and are  estimated  to be $8,550  million for fiscal
2002-03 on an accrual and consolidation basis of accounting.

                                                        DEBT MATURITY SCHEDULE

                                                       As at March 31, 2002 (1)

                                                           Debt issued for Provincial
                                                                   Purposes(2)
  Year Ending                                               Publicly Held  Non-Public         OEFC
   March 31,                                                  Debt (3)        Debt        Purposes (4)        Total      % Of Total
                                                                                         (in millions)
2003.............................................             $12,143(5)     $ 2,381         $ 3,796(5)    $  18,320        15.2
2004.............................................               5,639          2,546             350           8,535         7.1
2005.............................................               9,117          2,241           3,250          14,608        12.1
2006.............................................              12,659          2,595             500          15,754        13.1
2007.............................................               5,382          1,886             119           7,387         6.1
2003-2007........................................              44,940         11,649           8,015          64,603        53.6
2008-12..........................................              14,673         10,566           4,716          29,955        24.8
2013-17..........................................                 289          3,296              --           3,585         3.0
2018-22..........................................                  51          2,162             134           2,347         1.9
2023-27..........................................               7,430             43              --           7,473         6.2
2028-52..........................................              12,493             --             104          12,597        10.4
                                                              $79,876        $27,716         $12,969(6)    $ 120,561       100.0

----------

(1)  Prepared on the basis of modified accrual and consolidation accounting.

(2)  Includes debt issued by Government Organizations.

(3)  All balances are expressed in Canadian dollars.  The balances above reflect the effect of related derivative contracts entered into by the Province.

(4)  This debt is offset by bonds of Ontario Electricity  Financial  Corporation
     ("OEFC")  bearing  like terms and  conditions  to the Ontario  obligations.
     Pursuant to the Ontario  Electricity  Act, 1998,  OEFC was established as a continuation of Ontario Hydro on April 1, 1999.

(5) Includes:  Province - $2,118  million in Treasury  Bills and $809 million in
               U.S. Commercial Paper.
               OEFC - $2,990  million in Treasury Bills and $758 million in U.S.
               Commercial Paper.

(6)  In addition,  the  Province has advanced to OEFC an overnight  loan of $248 million.

(4) Consolidated Debt of the Ontario Public Sector

Overview

     While centralized financing is prominent in Ontario, not all funding of the public  sector  is shown  on the  Province's  financial  statements.  Since  the responsibilities  assigned to the  Canadian  provinces by the  Constitution  are uniform  (although  not all  provinces  have  chosen to  assume  the same set of responsibilities),  interprovincial  comparisons are more clearly facilitated by the  presentation of the  consolidated  debt.  This method of presenting  public sector debt is not affected by the degree of centralization or  decentralization of  Provincial  public  sector  financing.  Included in the total is the debt of municipalities  with separate revenue  sources,  and all of the sector's revenue sources under provincial jurisdiction.

                                            CONSOLIDATED DEBT OF THE ONTARIO PUBLIC SECTOR

                                                                                   As at March 31,   % Of Total
                                                                                         2002
                                                                                   (in millions)
                  Net Provincial Debt (1)(2)(3)..............................        $  112,036          74.1
                  Ontario Electricity Financial Corporation (OEFC) Debt
                    Debt Issued by the Province..............................            12,969           8.6
                    Debt Guaranteed by the Province (4)......................            16,147          10.7
                  Loans Guaranteed (5).......................................             2,788           1.8
                  Other Public Sector Debt (6)...............................             7,212           4.8
                  Total Consolidated Debt of the Ontario Public Sector.......        $  151,152        100.00

----------

Source: Ontario Ministry of Finance.

(1)  Prepared on the basis of modified accrual and consolidation accounting. See
     "3. Public Finance-- (1) Financial Reporting-- Overview", above.

(2)  All balances are expressed in Canadian dollars.  The balances above reflect the effect of related  derivative  contracts  entered into by the Province.
     See "4. Public Debt-- (6) Financial  Tables-- I. Summary of Net  Provincial
     Debt and II. Summary of OEFC Purpose Debt-- Risk  Management and Derivative
     Financial Instruments".

(3)  Net Provincial Debt represents total Liabilities less Financial Assets.

(4)  The  guaranteed  debt  excludes  bank loans.  Debt  denominated  in foreign currencies  that  has  been  hedged  is  recorded  at the  Canadian  dollar equivalent  using the  rates of  exchange  established  by the terms of the agreements.  Other foreign  currency debt is translated to Canadian dollars at year-end rates of exchange.

(5)  The  provision  for loans  guaranteed is based on an estimate of the likely loss arising from guarantees  under the Ontario Student Support Program and is reflected in the Accrued  Liabilities for Transfer  Payments  (Financial
     Statements, 2001-2002, Schedule 4)

(6)  Other Public Sector Debt comprises local  government debt of $5,459 million and colleges, universities and hospitals' debt of $1,753 million.

     As at March 31, 2002, Net  Provincial  Debt accounts for 74.1% of the total
Consolidated Debt of the Ontario Public Sector and appears as direct obligations on the Province's  Statement of Financial Position.  Debt Issued by the Province
for Ontario  Electricity  Financial  Corporation  accounts for 8.6% and debt and loans guaranteed by the Province account for an additional  12.5%,  leaving 4.8%
of public sector debt attributable to other public bodies.

(5) Selected Debt Statistics

     The following  tables examine the Net Provincial Debt and the  Consolidated
Debt of the Ontario  Public Sector in absolute  terms and in relation to certain provincial economic indicators.

                                                          NET PROVINCIAL DEBT

                                                                                                         Average
                                                                                                         Annual
                                                                                                         Rate of
                                                                                                         Growth
                                                                    As at March 31,                         %
                                                                                  Restated(3)
                                                     1998       1999       2000      2001       2002     1998-2002
                                                              (in millions unless otherwise indicated)
                      Net Provincial Debt(1)(2).. $112,735  $114,737    $113,715  $112,480   $112,036     (0.2)
                      Debt per Capita............   10,022    10,076       9,864     9,615      9,419     (1.5)
                      Debt/Personal Income (%)...     38.9      37.9        35.3      32.8       31.5     (5.2)
                      Debt/GDP (%)...............     31.3      30.4        27.8      26.0       25.2     (5.0)
----------

Sources: Ontario Ministry of Finance.

(1)  Prepared on the basis of modified accrual and consolidation accounting.

(2)  Figures for fiscal  1997-98 and 1998-99  have been  restated to reflect the change from Provincial  Purpose Debt to Net Provincial Debt. Net Provincial
     Debt represents total Liabilities less Financial Assets.

(3)  Fiscal 2000-01 has been restated to reflect the accounting changes. See "3.
     Public Finance - (1) Financial Reporting - Accounting Changes".

                                            CONSOLIDATED DEBT OF THE ONTARIO PUBLIC SECTOR

                                                                                                                 Average
                                                                                                                 Annual
                                                                                                                 Rate of
                                                                                                                 Growth
                                                                        As at March 31,                            %
                                                                                      Restated(4)
                                                 1998(3)          1999      2000          2001         2002    1998-2002
                                                               (in millions unless otherwise indicated)
          Consolidated Debt (1)(2).....      $   149,517   $   151,803  $151,628      $152,784     $151,152       0.4
          Consolidated Debt per Capita.           13,292        13,331    13,153        13,061       12,791      (1.0)
          Consolidated Debt/Personal
            Income (%).................             51.6          50.1      47.0          44.5         42.8      (4.6)
          Consolidated Debt/GDP (%)....             41.5          40.2      37.1          35.3         34.3      (4.7)
----------

Sources: Ontario Ministry of Finance.

(1)  Prepared on the basis of modified accrual and consolidation accounting.

(2)  Excludes  bank  loan,  Ontario  Electricity   Financial  Corporation  early
     retirements  and  the  local  government  sector's  sinking  funds  and own holdings.  Substantially all of the foreign exchange exposure on Provincial
     Purpose  Debt  issued has been  hedged by entering  into  forward  rate and currency  exchange  agreements.  The  foreign  currency  debt that has been hedged is translated into the Canadian Dollar equivalent using the rates of exchange established by the terms of the agreements. Other foreign currency debt is translated to Canadian dollars at year-end rates of exchange.

(3)  Figures for fiscal  1997-98 and 1998-99  have been  restated to reflect the change from Provincial Purpose Debt to Net Provincial Debt.

(4)  Fiscal 2000-01 has been restated to reflect the accounting changes. See "3.
     Public Finance - (1) Financial Reporting - Accounting Changes".

                                                          THE CANADIAN DOLLAR

    Recent high and low exchange rates for the Canadian dollar in terms of United States cents are as follows:

                                                                                                                          Jan 1 -
                                                                                                                          Dec 6
                                                                              1997     1998     1999    2000     2001     2002
  High..............................................................         74.93    71.23    69.16   69.02    66.95    66.18
  Low...............................................................         69.45    63.11    64.62   64.84    62.42    61.99
----------

Source: Bank of Canada.

(6) Financial Tables

I.  Summary of Net Provincial Debt (1)

                                                                            As at March 31,
                                                                                          Restated(2)
                                                            1998       1999       2000       2001       2002
                                                                             (in millions)
                     Provincial Purpose
                     Non-Public Debt
                       Minister of Finance of Canada:
                       Canada Pension Plan............   $  11,358  $  10,487  $  10,369  $  10,442  $  10,063
                       Ontario Teachers' Pension Fund.      13,822     13,213     12,252     11,535     11,043
                       Ontario Municipal Employees
                          Retirement Fund (OMERS).....         697        666        622        569        502
                       Public Service Pension Fund....       3,681      3,604      3,535      3,446      3,331
                       Ontario Public Service
                     Employees'                              1,749      1,712      1,679      1,637      1,582
                       Union (OPSEU) Pension Fund.....
                       Other..........................       1,346      1,305      1,275      1,235      1,195
                                                         $  32,653  $  30,987  $  29,732  $  28,864  $  27,716
                     Publicly Held Debt
                       Debentures and Bonds (2).......   $  68,654  $  72,924  $  73,007  $  73,726  $  76,949
                       Treasury Bills.................         675        950      3,002  $   2,680  $   2,118
                       U.S. Commercial Paper (2)......          --        272        396        523        809
                                                         $  69,329  $  74,146  $  76,405  $  76,929  $  79,876
                     Debt Issued for Provincial          $ 101,982  $ 105,133  $ 106,137  $ 105,793  $ 107,592
                     Purposes.........................
                     Debt Issued for Investment in
                       Electricity Sector.............   $      --  $      --  $   8,885  $   8,885  $   8,885
                       Province of Ontario Savings           2,245      2,517      2,812      2,482      2,438
                     Office...........................
                       Other Liabilities (3)..........      21,995     19,237     19,403     17,786     14,661
                     Total Liabilities for Provincial
                       Purposes.......................     126,222    126,887    137,237    134,946    133,576
                     Less: Financial Assets...........      13,487     12,150     23,522     22,466     21,540
                     Net Provincial Debt..............   $ 112,735  $ 114,737  $ 113,715  $ 112,480  $ 112,036

----------

Source: Ontario Ministry of Finance

(1)  Prepared on the basis of modified accrual and consolidation accounting.

(2)  Fiscal 2000-01 has been restated to reflect the accounting changes. See "3.
     Public Finance - (1) Financial Reporting - Accounting Changes".

(3)  All balances are expressed in Canadian dollars.  The balances above reflect the effect of related derivative contracts entered into by the Province.

(4)  Other  Liabilities  include  Accounts  Payable and Accrued  Liabilities and
     Pensions.

II.  Summary of Ontario Electricity Financial Corporation ("OEFC") Purpose Debt

                                                                                As at March 31,
                                                                   1998     1999     2000     2001     2002
                                                                                (in millions)
                      OEFC Purposes (1)
                        Canada Pension Plan..................    $ 2,748  $ 2,748  $ 2,748  $ 2,267  $  1,881
                        Public Market (2)....................        137    1,500    3,454    6,358     7,340
                        Treasury Bills.......................         --       --    2,661    2,134     2,990
                        U.S. Commercial Paper (2)............         --       --      737      436       758
                        Overnight loan from the Province to           --       --       47       --       248
                      OEFC...................................
                      Total OEFC Purpose Debt................    $ 2,885  $ 4,248  $ 9,647  $11,195  $ 13,217
----------

Source: Ontario Ministry of Finance

(1)  Proceeds of this debt have been advanced to OEFC in exchange for bonds with like terms and conditions.

(2)  Debt denominated in foreign  currencies that has been hedged is recorded at the Canadian dollar  equivalent using the rates of exchange  established by the terms of the agreements.  Other foreign  currency debt is translated to
     Canadian dollars at year-end rates of exchange.

Risk Management and Derivative Financial Instruments

     The Province employs various risk management strategies and operates within strict risk exposure  limits to ensure  exposure to risk is managed in a prudent and cost effective  manner. A variety of strategies are used,  including the use of derivative financial instruments ("derivatives").

     Derivatives  are  financial  contracts,  the value of which is derived from underlying financial instruments.  The Province uses derivatives for the purpose of hedging and minimizing  interest costs.  Hedges are created primarily through swaps, which are legal arrangements under which the Province agrees with another party to exchange  cash flows based upon one or more notional  amounts  during a specified  period.  This allows the Province to offset its existing  obligations and  thereby  effectively  convert  them into  obligations  with more  desirable characteristics.  Other  derivative  instruments  used by the  Province  include forward  foreign  exchange  contracts,  forward  rate  agreements,  futures  and options.

     Foreign  exchange or currency risk is the risk of debt servicing  costs and principal  payments  varying due to fluctuations  in foreign  exchange rates. To minimize  currency  risk,  the  Province  uses  derivative  contracts to convert foreign  currency cash flows into Canadian dollar  denominated  cash flows.  The current policy allows  unhedged  foreign  exchange  exposure up to 5 per cent of
Debt Issued for Provincial  Purposes,  Debt Issued for Investment in Electricity
Sector and deposits with the Province of Ontario  Savings  Office.  At year-end,
1.6 per cent (2001,  1.7 per cent) of this debt was  unhedged,  with most of the currency exposure to U.S. dollars. A one cent increase in the U.S. dollar versus the Canadian dollar would result in an increase of Public Debt Interest  expense by $5 million.

     Interest  rate  reset risk is the sum of  floating  rate  exposure,  net of liquid reserves, and fixed rate debt maturing within the next 12-month period as a percentage of Debt Issued for Provincial Purposes,  Debt Issued for Investment
in the  Electricity  Sector and deposits  with the  Province of Ontario  Savings
Office.  The Province's  current  policy allows  interest rate resetting risk to reach a maximum of 25 per cent of the above liabilities. The Province creates or reduces its exposure to interest rate changes by issuing or retiring  short term debt, or by entering into or closing out derivative  positions.  As at March 31,
2002, interest rate resetting exposure was 12.5 per cent (2001, 9.7 per cent). A one per cent (100 basis  points)  increase in interest  rates would result in an increase of Public Debt Interest expense by $80 million.

     Liquidity  risk is the risk that the Province  will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves,  i.e. cash and temporary investments,  at levels that will meet future cash requirements and will give the Province flexibility in the timing of issuing debt. In addition,  the Province has short-term  note programs as alternative sources of liquidity.

     The table below presents a maturity schedule of the Province's  derivatives by type,  outstanding  at March 31, 2002,  based on the notional  amounts of the contracts.  Notional  amounts  represent  the volume of  outstanding  derivative contracts and are not indicative of credit or market risk.  Notional amounts are not representative of actual cash flows.

                                                  DERIVATIVE PORTFOLIO NOTIONAL VALUE

                                                            As at March 31,

                                                                                    6-10  Over 10    2002     2001
                Maturity in Fiscal Year   2003   2004     2005    2006     2007    Years    Years   Total    Total
                                                                      (in millions)
                Swaps:
                  Interest Rate.....   $10,068 $2,546   $3,928  $9,871  $ 1,987  $11,441   $1,404 $41,245  $40,357
                  Cross Currency....     8,443  3,699    4,174   6,889    1,540    4,442       --  29,187   33,445
                Forward Foreign
                Exchange Contracts..     1,252     --       --      --       --       --       --   1,252    1,090
                Futures                    171     --       --      --       --       --       --     171      769
                TOTAL...............   $19,934 $6,245   $8,102  $16,760 $ 3,527  $15,883   $1,404 $71,855  $75,661
----------

(1)  Other includes forward foreign exchange  contracts,  futures,  spreadlocks, foreign exchange and bonds options and forward rate agreements.

     Derivatives  introduce  credit  risk,  which  is the  risk of  counterparty defaulting on  contractual  derivative  obligations in which the Province has an unrealized  gain. The table below presents the credit risk  associated  with the derivative  financial  instrument  portfolio,  measured  through the replacement value of derivative contracts, at March 31, 2002.

                                                         CREDIT RISK EXPOSURE

                                                            As at March 31,

                                                                              2001       2002
                                                                               (in millions)
                                   Gross Credit Risk Exposure (1)....    $   4,899   $   4,156
                                   Less: Netting Agreements(2).......       (2,002)     (2,146)
                                   Net Credit Risk Exposure (3)......    $   2,897   $   2,010

----------

Note:

(1)  Gross credit risk  exposure  includes  credit  exposure on swaps,  options, futures, forward rate agreements and forward foreign exchange agreements.

(2)  Contracts  do  not  have  coterminous  settlement  dates;  however,  master agreements provide for close out netting.

(3)  Total  exposure to  counterparties  with  positive  exposure  (meaning that counterparties owed the Province) was $4,156 million (2001, $4,899 million)
     and the  total  negative  exposure  to  counterparties  (meaning  that  the
     Province owed the counterparties) was $2,146 million (2001, $2,002 million)
     for a total unrealized net asset of $2,010 million (2001, $2,897 million).

     The Province  manages its credit risk exposure from derivatives by entering into contractual  agreements ("master  agreements") that provide for termination
netting  and,  if  applicable,   payment  netting  with  virtually  all  of  its
counterparties.  The gross credit risk  exposure  represents  the amount of loss that the Province  would incur if every  counterparty  to which the Province had credit  risk  exposure  were to default at the same  time,  and the  contractual netting provisions could not be exercised. The net credit risk exposure includes the mitigating impact of these netting provisions. The Province also manages its credit risk  exposure by regularly  monitoring  compliance  with credit and risk limits.  The minimum  credit  rating for  authorized  counterparties  is A- from
Standard & Poor's or A3 from Moody's Investors Service.

                                                   PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                                     III. OUTSTANDING DEBT ISSUED

                                                         At as March 31, 2002

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
        Maturity                Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
                                            Debt Issued for Provincial Purposes

                                           PAYABLE IN CANADA IN CANADIAN DOLLARS

                                                      NON-PUBLIC DEBT

To Minister of Finance of Canada
         Canada Pension Plan Investment Fund:
     Year ending March 31
         2003                   1983                 CPP            12.01 to 16.53           1,235,751,000
         2004                   1984                 CPP            10.92 to 12.14           1,200,847,000
         2005                   1985                 CPP            12.08 to 14.06           1,133,182,000
         2006                   1986                 CPP            10.58 to 12.57           1,213,502,000
         2007                   1987                 CPP             9.36 to 10.17             232,269,000
         2008                   1988                 CPP                 10.79                  42,300,000
         2012                   1992                 CPP             9.81 to 10.04             987,249,000
         2013                   1993                 CPP             9.17 to 9.45              700,137,000
         2019                   1999                 CPP             5.81 to 5.84               45,270,000
         2020                   1999                 CPP             5.50 to 6.91              869,889,000
         2021                   2000                 CPP             6.33 to 6.67              609,834,000
         2022                   2001                 CPP             6.17 to 6.47              389,955,000
                                                                                       --------------------
                                                                                             8,660,185,000        (5)
                                                                                       --------------------
To Ontario Teacher's Pension Fund:
     Year ending March 31
2003                     1978-1991                    TI             9.82 to 10.53             655,570,855
2004                     1982-1984                    TI            12.88 to 13.34             900,000,000
2005                     1984-1991                    TI            12.60 to 13.27             821,000,000
2006                     1985-1991                    TI            11.07 to 14.40           1,070,000,000
2007                     1985-1991                    TI            10.26 to 13.01           1,185,000,000
2008                     1983-1991                    TI            10.15 to 15.38           1,945,000,000
2009                     1986-1991                    TI            10.98 to 11.50           1,465,000,000

                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED-- Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
        Maturity                Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
2010                          1986-1991               TI            10.22 to 11.24           1,236,000,000
2011                            1987                  TI            10.11 to 10.32             560,000,000
2012                          1988-1991               TI            10.68 to 11.24             580,000,000
2013                          1989-1991               TI            11.06 to 11.31             625,000,000
                                                                                       --------------------
                                                                                            11,042,570,855        (1)
                                                                                       --------------------
To Ontario Municipal Employees Retirement Fund:
     Year ending March 31
2003                            1996                 MER             8.02 to 10.28             235,259,824
2004                            1996                 MER                 9.45                  163,695,000
2007                            1996                 MER                 9.77                  102,675,000
                                                                                       --------------------
                                                                                               501,629,824      (1)(38)
                                                                                       --------------------
To Colleges of Applied Arts & Technology Pension Plan:
     Year ending March 31
2003                            1996                 CAAT            8.02 to 10.28              30,540,176
2004                            1996                 CAAT                9.45                   24,255,000
2007                            1996                 CAAT                9.77                   18,625,000
                                                                                       --------------------
                                                                                                73,420,176      (1)(38)
                                                                                       --------------------
To Ryerson Retirement Pension Plan:
     Year ending March 31
2003                            1995                 RRPF                14.65                     926,036
2004                            1995                 RRPF                12.78                   1,081,061
2005                            1995                 RRPF                13.33                   1,229,597
2006                            1995                 RRPF                11.16                   1,464,199
2007                            1995                 RRPF                9.64                    1,618,485
                                                                                       --------------------
                                                                                                 6,319,378        (1)
                                                                                       --------------------
To Canada Mortgage and Housing Corporation:
     Year ending March 31
2000-2003                   1971 to 1978             CMHC                5.375                      45,171
2000-2004                   1974 to 1975             CMHC           5.125 to 7.875                 156,150
2000-2005                   1971 to 1975             CMHC           5.125 to 8.625                 575,867
2000-2006                   1973 to 1976             CMHC           5.125 to 10.375                727,377
2000-2007                   1974 to 1977             CMHC           5.375 to 10.375              2,418,139

                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
        Maturity                Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
2000-2010                   1970 to 1975             CMHC            5.75 to 6.875               1,746,142
2000-2011                   1971 to 1976             CMHC            5.375 to 8.25               3,080,533
2000-2012                       1972                 CMHC            6.875 to 8.25               3,978,011
2000-2013                       1973                 CMHC            7.25 to 8.25                  745,158
2000-2014                       1974                 CMHC            6.125 to 8.25              12,039,589
2000-2015                       1975                 CMHC           7.50 to 10.375               7,510,952
2000-2016                       1976                 CMHC           5.375 to 10.75              15,995,278
2000-2017                       1977                 CMHC           7.625 to 10.75              11,869,688
2000-2018                   1977 to 1978             CMHC           7.625 to 13.00              30,437,838
2000-2019                   1977 to 1980             CMHC           7.625 to 15.25              34,604,779
2000-2020                   1978 to 1980             CMHC           7.625 to 15.75              55,380,456
2000-2021                       1981                 CMHC            9.50 to 15.75              26,625,601
2000-2022                       1982                 CMHC            9.75 to 15.75               1,052,865
                                                                                       --------------------
                                                                                               208,989,594           (2)(7)
                                                                                       --------------------

To Public Service Pension Fund:
     Year ending March 31
2003                            1997                 OPB             9.81 to 16.95              64,277,498
2004                            1997                 OPB             9.50 to 14.65             134,530,331
2005                            1997                 OPB             9.82 to 12.78             160,431,479
2006                            1997                 OPB            11.05 to 13.33             172,212,515
2007                            1997                 OPB            11.16 to 13.33             188,766,466
2008                            1997                 OPB                 15.38                 218,362,903
2009                            1997                 OPB                 12.79                 264,512,886
2010                            1997                 OPB                 12.88                 273,669,452
2011                            1997                 OPB                 13.33                 282,994,558
2012                            1997                 OPB                 11.55                 336,229,108
2013                            1997                 OPB                 10.38                 374,479,804
2014                            1997                 OPB                 11.10                 409,677,031
2015                            1997                 OPB                 11.19                 450,938,707
                                                                                       --------------------
                                                                                             3,331,082,738      (1)(23)(65)
                                                                                       --------------------
                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
        Maturity                Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
To Public Service Employees' Union Pension Fund:
     Year ending March 31
2003                            1997                 OPPT            9.81 to 16.91              30,535,322
2004                            1997                 OPPT            9.50 to 14.65              63,909,254
2005                            1997                 OPPT            9.82 to 12.78              76,213,714
2006                            1997                 OPPT           11.05 to 13.33              81,810,350
2007                            1997                 OPPT           11.16 to 13.33              89,674,381
2008                            1997                 OPPT                15.38                 103,734,305
2009                            1997                 OPPT                12.79                 125,658,067
2010                            1997                 OPPT                12.88                 130,007,936
2011                            1997                 OPPT                13.33                 134,437,870
2012                            1997                 OPPT                11.55                 159,727,189
2013                            1997                 OPPT                10.38                 177,898,359
2014                            1997                 OPPT                11.10                 194,618,964
2015                            1997                 OPPT                11.19                 214,220,513
                                                                                       --------------------
                                                                                       --------------------
                                                                                             1,582,446,224      (1)(23)(65)
                                                                                       --------------------

To Ontario Housing Corporation
     Year ending March 31
2010                            1994                 OHC            8.264 to 9.215             422,388,939
2011                        1994 to 1995             OHC            8.242 to 9.898             694,880,091
2012                            1995                 OHC                 9.655                  33,382,267
2013                            1995                 OHC                 9.655                   6,561,000
                                                                                       --------------------
                                                                                             1,157,212,297      (1)(2)
                                                                                       --------------------
TOTAL NON-PUBLIC DEBT ISSUED                                                                26,563,856,086
                                                                                       ====================

                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
       Maturity                 Issue               Series               Rate              Outstanding         Reference
------------------------                                                                                    ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
                                           PAYABLE IN CANADA IN CANADIAN DOLLARS

PUBLICLY HELD DEBT
Apr. 22, 2003            Dec. 29, 1992                HG                 8.75                  750,000,000        (1)
July 13, 2003            Jan. 13, 2000                NB               Floating                100,000,000        (8)
Sept. 16, 2003           Sept. 16, 1998               MA               Floating                100,000,000      (1)(73)
June 2, 2004             Feb. 3, 2000                 MG                 4.875                 200,000,000      (1)(97)
June 4, 2004             Oct. 4, 2001               DMTN20             Floating                 75,500,000     (1)(102)
June 11, 2004            Oct. 11, 2001              DMTN21             Floating                 50,000,000     (1)(100)
Sept. 15, 2004           June 21, 1994                HU                 9.00                1,450,000,000        (1)
Dec. 2, 2004             Oct. 28, 1999                MV                 6.40                  107,000,000       (34)
Mar. 1, 2005             Mar. 1, 2002               DMTN38             Floating                 50,000,000       (115)
Mar. 8, 2005             Dec. 10, 1999                MZ                 6.25                1,250,000,000     (1)(106)
May 13, 2005             May 13, 1999                 ML                 5.85                   50,000,000       (44)
Dec. 1, 2005             Sept. 13, 1995               JP                 8.25                1,000,000,000        (1)
Feb. 1, 2006             Feb. 1, 1999                 MJ                 5.00                   90,000,000        (1)
Feb. 1, 2006             Feb. 1, 2002               DMTN34             Floating                500,000,000     (1)(105)
Feb. 20, 2006            Feb. 20, 2006                JZ               0.00-17.25              107,000,000      (1)(40)
March 8, 2006            Oct. 26, 2000                NL                 5.90                1,000,000,000     (1)(107)
July 20, 2006            July 20, 2001              DMTN6               Step-Up                 45,000,000        (3)
July 24, 2006            July 24, 1996                KE                 7.75                  600,000,000      (1)(39)
Aug.  21, 2006           Aug. 21, 2001              DMTN9               Step-Up                 25,000,000       (22)
Sept. 5, 2006            Sept. 5, 2001              DMTN12              Step-Up                 25,000,000       (26)
Sept. 11, 2006           Sept. 11, 2001             DMTN13              Step-Up                 30,000,000       (36)
Sept. 11, 2006           Sept. 11, 2001             DMTN14               6.25                  125,000,000       (32)
Nov. 28, 2006            Nov. 28, 2001              DMTN25              Step-Up                 25,000,000       (94)
Dec. 12, 2006            Dec. 12, 2001              DMTN27              Step-Up                 25,000,000       (88)
Jan. 12, 2007            Jan. 12, 1995                JF                 9.50                  132,950,000      (1)(21)
Feb. 12, 2007            Feb. 12, 2002              DMTN35              Step-Up                 50,000,000       (108)
Feb. 20, 2007            Nov. 20, 2001              DMTN24             Floating                100,000,000       (95)
Mar. 1, 2007             Mar. 1, 2002               DMTN36              Step-Up                 35,000,000       (113)
                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
       Maturity                 Issue               Series               Rate              Outstanding         Reference
------------------------                                                                                    ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
Mar. 8, 2007             Sept. 11, 2001             DMTN16               5.20                1,000,000,000      (1)(97)
Mar. 19, 2007            Mar. 19, 2002              DMTN41              Step-Up                 25,000,000        (6)
June 4, 2007             Dec. 4, 2001               DMTN28              Step-Up                 30,000,000       (72)
June 18, 2007            Dec. 18, 2001              DMTN31              Step-Up                 33,000,000       (111)
July 21, 2007            Jan. 21, 2002              DMTN32              Step-Up                 35,000,000       (112)
Aug. 27,2007             Aug. 27, 2001              DMTN11              Step-Up                 25,000,000       (42)
Sept. 12, 2007           Sept. 12, 1997               LE                 6.125               1,160,000,000    (1)(39)(49)
Dec. 10, 2007            Dec. 10, 1997                LH                 5.875                  66,475,000     (1)(109)
June 3, 2008             June 3, 1999                 MN               Floating                 50,000,000       (46)
Jul. 15, 2008            Feb. 6, 1998                 LM                 5.50                   75,000,000        (1)
Sept. 4, 2008            Sept. 4, 1998                LW                 6.30                   50,000,000        (1)
Sept. 17, 2008           Sept. 17, 2001             DMTN15              Step-Up                 38,000,000       (52)
Oct. 22, 2008            Oct. 22, 2001              DMTN22              Step-Up                 25,000,000       (99)
Dec. 1, 2008             Mar. 5, 2002               DMTN39             Floating                150,000,000       (116)
Dec. 1, 2008             Sept. 15, 1998               LZ                 5.70                1,550,000,000      (1)(97)
Dec. 5, 2008             Dec. 5, 2001               DMTN30             Floating                 50,000,000       (110)
Mar. 18, 2009            Mar. 18, 2002              DMTN40              Step-Up                 30,000,000       (117)
Apr. 1, 2009             Apr. 9, 1998                 LR                 6.15                  205,000,000       (87)
July 27, 2009            July 27, 1999                MR               5.75-6.50                40,000,000       (25)
Sept. 4, 2009            Sept. 4, 2009                LD               6.00-7.625               75,000,000       (71)
Oct. 3, 2009             Oct. 3, 2009               DMTN19              Step-Up                 33,000,000       (103)
Nov. 19, 2009            Mar. 19, 1999                MU                 6.20                1,000,000,000        (1)
Mar. 4, 2010             Mar. 4, 2002               DMTN37              Step-Up                 25,000,000       (114)
May 30, 2010             May 30, 2001               DMTN4               Step-Up                 50,000,000       (59)
June 28, 2010            June 28, 2001              DMTN5               Step-Up                 30,000,000       (68)
July 30, 2010            July 30, 2001              DMTN7               Step-Up                 25,000,000       (70)
Nov. 19, 2010            Nov. 24, 2000                NK                 6.10                1,620,000,000      (1)(74)
Sept. 28, 2011           Sept. 28, 2011             DMTN17               Step-Up                40,000,000       (104)
Oct. 5, 2011             Oct. 5, 2001               DMTN18              Step-Up                 40,000,000       (101)
Oct. 30, 2011            Oct. 30, 2001              DMTN23              Step-Up                 35,000,000       (16)
                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
       Maturity                 Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
Nov. 29, 2011            Nov. 29, 2001              DMTN26              Step-Up                 50,000,000       (89)
Dec. 2, 2011             Feb. 27, 2002              DMTN8                6.10                  500,000,000      (1)(60)
Sept. 1, 2015            Sept. 1, 2000              DMTN1                6.25                   34,000,000      (1)(45)
Sept. 4, 2020            Sept. 4, 1998                LY                 6.30                   50,000,000
July 13, 2022            July 13, 1992                HC                 9.50                1,685,720,000      (1)(53)
Sept. 8, 2023            Sept. 8, 1993                HP                 8.10                1,350,000,000        (1)
June 2, 2025             Dec. 20, 1994                JE                 9.50                  500,000,000        (1)
Dec. 2, 2025             Oct. 5, 1995                 JQ                 8.50                1,000,000,000        (1)
Feb. 6, 2026             Feb. 6, 1996                 JY                 8.00                   12,500,000        (1)
June 2, 2026             Dec. 21, 1995                JU                 8.00                1,000,000,000        (1)
Dec. 2, 2026             Feb. 13, 1997                KR                 8.00                  386,500,000      (1)(18)
Dec. 2, 2026             Jan. 20, 1999                MH                 7.00                  124,584,000      (1)(90)
Feb. 3, 2027             Aug. 5, 1997                 KN                 7.50                   62,600,000
Feb. 3. 2027             Aug. 5, 1997                 KT                 6.95                   34,275,000
Feb. 3, 2027             Apr. 1 1997                  KY                 7.50                   11,549,000        (1)
Feb. 3, 2027             Dec. 4, 1998                 LA                 7.50                    5,507,000        (1)
Feb. 4, 2027             Feb. 4, 1998                 KQ                 7.375                     990,000
June 2, 2027             Oct. 17, 1996                KJ                 7.60                4,209,400,000      (1)(75)
Aug. 25, 2028            Feb. 25, 1998                LQ                 6.25                    2,020,000        (1)
Mar. 8, 2029             Jan. 8, 1998                 LK                 6.50                4,677,000,000        (1)
Jan. 13, 2031            Sept. 8, 1995                JN                 9.50                  125,000,000        (1)
June 2, 2031             Mar. 27, 2000                NF                 6.20                1,000,000,000        (1)
Nov. 3, 2034             Nov. 3, 1994                 HY                 9.75                  280,000,000        (1)
Jan. 10, 1995 to
Jan. 10, 2035            Nov. 30, 1994                HZ                9.4688                   2,315,904    (1)(24)(96)
           "                      "                   JA                9.4688                  18,177,469    (1)(24)(82)
           "                      "                   JB                9.4688                   8,482,324      (1)(24)
           "                      "                   JC                9.4688                   4,764,354      (1)(24)
           "                      "                   JD                9.4688                   3,171,134      (1)(24)
Feb.  8, 2035            Feb. 8, 1995                 JJ                 9.875                  73,000,000       (19)
June 20, 2036            June 20, 1996                KC                 8.25                  211,000,000        (1)
                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
       Maturity                 Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
June 20, 2038            Sept. 16, 1996               KG                 8.10                  120,000,000        (1)
July 13, 2038            July 29, 1998                LS                 5.75                   50,000,000        (1)
Aug. 25, 2038            Aug. 17, 1998                LT                 6.00                  100,000,000        (1)
July 13, 2039            Feb. 2, 1999                 MK                 5.65                  300,000,000      (1)(77)
Dec. 2, 2039             Feb. 25, 2000                NE                 5.70                  553,700,000      (1)(78)
Dec. 2, 2041             Aug. 15, 2001              DMTN10               6.20                  200,000,000        (1)
March 8, 2042            Dec. 4, 2001               DMTN29               6.00                   41,000,000        (1)
June 2, 2042             Jan. 18, 2002              DMTN33               6.00                   50,000,000        (1)
June 10, 2045            May 25, 1995                 JL                 8.44                   35,531,176      (1)(41)
Mar. 1, 2045             Mar. 1, 1995                 JK                 9.50                  150,000,000       (20)
                                                                                       --------------------
                                                                                       --------------------
                                                                                            34,730,712,361
                                                                                       --------------------
ONTARIO SAVINGS BONDS
March 1, 2000            March 1, 1995              Annual             Variable                  3,948,700       (29)
March 1, 2000            March 1, 1995             Compound            Variable                  6,605,450       (29)
June 21, 2000            June 21, 1997              Annual               Fixed                     619,200       (29)
June 21, 2000            June 21, 1997             Compound              Fixed                     333,800       (29)
June 21, 2001            June 21, 1996              Annual              Step-Up                  2,264,300       (29)
June 21, 2001            June 21, 1996             Compound             Step-up                  5,904,400       (29)
June 21, 2001            June 21, 1996              Annual             Variable                    952,900       (29)
June 21, 2001            June 21, 1996             Compound            Variable                  1,024,600       (29)
June 21, 2001            June 21, 1998              Annual               Fixed                     809,000       (29)
June 21, 2001            June 21, 1998             Compound              Fixed                   1,056,000       (29)
June 21, 2002            June 21, 1999              Annual               Fixed                 164,087,100     (30)(62)
June 21, 2002            June 21, 1999             Compound              Fixed                 142,842,300     (30)(62)
June 21, 2003            June 21, 1999             Compound             Step-Up                251,425,300     (62)(92)
June 21, 2003            June 21, 1998              Annual              Step-up                270,634,500     (62)(92)
June 21, 2003            June 21, 2000              Annual               Fixed                 436,581,500     (30)(62)
June 21, 2003            June 21, 2000             Compound              Fixed                 356,804,400   (30)(62)(92)
June 21, 2004            June 21, 1997              Annual              Step-up                446,472,900     (62)(66)
June 21, 2004            June 21, 1997             Compound             Step-up                365,084,300     (62)(66)
                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
       Maturity                 Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
June 21, 2004            June 21, 1997              Annual             Variable                 13,517,300     (62)(67)
June 21, 2004            June 21, 1997             Compound            Variable                 11,979,500     (62)(67)
June 21, 2004            June 21, 1999             Compound             Step-up                249,434,300     (62)(28)
June 21, 2004            June 21, 1999              Annual              Step-up                238,368,500     (62)(28)
June 21, 2004            June 21, 2001              Annual               Fixed                 707,567,800     (30)(62)
June 21, 2004            June 21, 2001             Compound              Fixed                 564,416,100     (30)(62)
June 21, 2005            June 21, 1998              Annual             Variable                102,744,400     (62)(81)
June 21, 2005            June 21, 1998             Compound            Variable                100,422,900     (62)(81)
June 21, 2005            June 21, 2000              Annual              Step-up                700,401,000     (62)(48)
June 21, 2005            June 21, 2000             Compound             Step-up                613,105,300     (62)(48)
June 21, 2006            June 21, 1999             Compound            Variable                103,501,100     (62)(81)
June 21, 2006            June 21, 1999              Annual             Variable                 87,111,100     (62)(81)
June 21, 2006            June 21, 2001              Annual              Step-Up                874,195,300     (62)(63)
June 21, 2006            June 21, 2001             Compound             Step-Up              1,101,935,400     (62)(63)
June 21, 2007            June 21, 2000             Compound            Variable                179,459,800     (62)(56)
June 21, 2007            June 21, 2000              Annual             Variable                175,055,100     (62)(56)
June 21, 2008            June 21, 2001              Annual             Variable                248,987,200     (62)(64)
June 21, 2008            June 21, 2001             Compound            Variable                200,865,300     (62)(64)
                                                                                       --------------------
                                                                                       --------------------
                                                                                             8,730,518,050
                                                                                       --------------------
TOTAL PAYABLE IN CANADA IN CANADIAN DOLLARS                                                 70,025,086,497        (1)
                                                                                       ====================

                                         GLOBAL MARKET PAYABLE IN CANADIAN DOLLARS
Mar. 11, 2003            Mar. 11, 1993                HK                 8.00                1,500,000,000       (97)
Dec. 8, 2003             July 20, 1993                HM                 7.75                1,250,000,000
Jan. 24, 2005            Jan. 24, 2000                NC               Floating                500,000,000       (50)
Jan. 19, 2006            Jan. 19, 1996                JV                 7.50                1,250,000,000       (39)
Feb. 7, 2024             Feb. 7, 1994                 HS                 7.50                1,250,000,000
                                                                                       --------------------
                                                                                       --------------------
TOTAL PAYABLE IN CANADIAN DOLLARS                                                            5,750,000,000        (1)
                                                                                       ====================

                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
       Maturity                 Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
                                           PAYABLE IN EUROPE IN CANADIAN DOLLARS
Nov. 27, 2003            Nov. 27, 1998                ME                 5.00                  250,000,000
Sept. 27, 2005           Sept. 27, 1993               HQ                 7.25                  500,000,000
Dec. 1, 2005             Dec. 1, 1999              EMTN045               6.50                  375,000,000       (31)
Aug. 9, 2006             Aug. 9, 2001              EMTN049               5.75                  100,000,000
Dec. 31, 2007            Jan. 16, 2002             EMTN051               5.125                 250,000,000
Jan. 27, 2009            Jan. 27, 1999             EMTN042               5.00                  350,000,000       (58)
Nov. 30, 2011            Nov. 30, 2001             EMTN050               5.25                  300,000,000
July 13, 2034            July 13, 1994             EMTN005               9.40                  300,000,000
                                                                                       --------------------
TOTAL PAYABLE IN EUROPE IN CANADIAN DOLLARS                                                  2,425,000,000        (1)
                                                                                       --------------------

                                      PAYABLE IN THE UNITED STATES IN CANADIAN DOLLARS
Feb. 18, 2013            Feb. 18, 1993                HJ                 9.24                  250,000,000
                                                                                       --------------------
TOTAL PAYABLE IN THE UNITED STATES IN CANADIAN DOLLARS . . .                                   250,000,000        (1)
                                                                                       --------------------

                                        PAYABLE IN THE UNITED STATES IN U.S. DOLLARS
June 30, 2005            Mar. 13, 2002                NP                 4.20                  250,000,000
                                                                                       --------------------
TOTAL PAYABLE IN THE UNITED STATES IN U.S. DOLLARS                                             250,000,000        (1)
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $1.5885                                                                  397,125,000       (10)
                                                                                       --------------------

                                           GLOBAL MARKET PAYABLE IN U.S. DOLLARS
June 4, 2002             June 4, 1992                 HB                 7.75                2,000,000,000
Jan. 27, 2003            Jan. 27, 1993                HH                 7.375               3,000,000,000
June 22, 2004            June 22, 1994                HV                 7.625               1,000,000,000
Aug. 4, 2005             Aug. 4, 1995                 JM                 7.00                1,250,000,000
Feb. 21, 2006            Feb. 21, 1996                KA                 6.00                2,050,000,000       (86)
Oct. 1, 2008             Oct. 1, 1998                 MB                 5.50                1,750,000,000       (85)
                                                                                       --------------------
TOTAL PAYABLE IN U.S. DOLLARS                                                               11,050,000,000        (1)
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $1.36613                                                              15,095,696,133       (43)
                                                                                       --------------------
                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
       Maturity                 Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
                                             PAYABLE IN CANADA IN U.S. DOLLARS
Apr. 24, 2005            Apr. 24, 1995              DMTN1              Floating                100,000,000
May 1, 2005              May 1, 1995                DMTN2              Floating                100,000,000
May 9, 2005              May 9, 1995                DMTN3              Floating                100,000,000
May 16, 2005             May 16, 1995               DMTN4              Floating                100,000,000
                                                                                       --------------------
                                                                                       --------------------
TOTAL PAYABLE IN CANADA IN U.S. DOLLARS                                                        400,000,000       (35)
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $1.36625                                                                 546,500,000        (9)
                                                                                       --------------------

                                             PAYABLE IN EUROPE IN U.S. DOLLARS
June 12, 2003            Jan. 19, 2001              EMTN47             Floating                100,000,000
                                                                                       --------------------
                                                                                       --------------------
TOTAL PAYABLE IN EUROPE IN U.S. DOLLARS                                                        100,000,000        (1)
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $1.5260                                                                  152,600,000       (11)
                                                                                       --------------------

                                             PAYABLE IN JAPAN IN JAPANESE YEN
Jan. 28, 2003            Jan. 28, 1993              YL001                5.50               10,000,000,000        (1)
Mar. 24, 2003            Mar. 22, 1993              YL002                4.80                7,000,000,000        (1)
Aug. 25, 2003            Aug. 25, 1993              YL003              Floating             10,000,000,000      (1)(4)
Sept. 22, 2003           Sep. 22, 1993              YL004                5.20               10,000,000,000        (1)
July 6, 2004             July 6, 1994               YL005                4.40               10,000,000,000        (1)
July 21, 2004            July 21, 1994              YL006                4.53               10,000,000,000        (1)
Sept. 8, 2004            Sept. 7, 1994              YL008                4.71                7,000,000,000        (1)
Oct. 25, 2004            Oct. 25, 1994              YL009                5.00               10,000,000,000        (1)
Dec. 20, 2004            Dec. 20, 1994              YL010                4.80                5,000,000,000        (1)
Aug. 31, 2005            Aug. 31, 1995              YL011                3.10               25,000,000,000        (1)
Mar. 16, 2007            Mar. 18, 1997                KU                 3.10                5,000,000,000      (1)(54)
Mar. 16, 2007            Mar. 18, 1997                KV                 3.25               15,000,000,000      (1)(55)
July 18, 2007            July 18, 1997              YL012                2.615              10,000,000,000        (1)
Nov. 12, 2009            Nov. 12, 1999              YL014                2.00               10,000,000,000        (1)
                                                                                       --------------------
                                                                                       --------------------
TOTAL PAYABLE IN JAPAN IN JAPANESE YEN                                                     144,000,000,000
                                                                                       --------------------
                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
       Maturity                 Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $0.01254                                                               1,805,815,201       (14)
                                                                                       --------------------

                                           GLOBAL MARKET PAYABLE IN JAPANESE YEN
Jan. 25, 2010            Jan. 13, 2000                ND                 1.875              50,000,000,000
                                                                                       --------------------
TOTAL PAYABLE IN JAPANESE YEN                                                               50,000,000,000        (1)
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $0.01204                                                                 601,817,180
                                                                                       --------------------

                                             PAYABLE IN EUROPE IN JAPANESE YEN
Mar. 15, 2005            Mar. 15, 1995             EMTN015               6.00                2,000,000,000       (33)
Sept. 8, 2005            Mar. 23, 1998             EMTN037               6.21               10,000,000,000
Sept. 19, 2005           Sept. 4, 1998             EMTN038               6.205              10,000,000,000
Aug. 29, 2006            Aug. 29, 1996             EMTN021               4.28               10,000,000,000       (57)
Mar. 26, 2007            Apr. 3, 1997              EMTN033               3.20               10,000,000,000       (47)
June 13, 2007            June 13, 1997             EMTN034               3.58               10,000,000,000       (79)
Feb. 25, 2008            Feb. 25, 1998             EMTN036               2.60                7,100,000,000       (80)
Nov. 19, 2009            Nov. 24, 1999             EMTN046               2.00               10,000,000,000
                                                                                       --------------------
                                                                                       --------------------
TOTAL PAYABLE IN EUROPE IN JAPANESE YEN                                                     69,100,000,000        (1)
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $0.01270                                                                 877,724,744       (15)
                                                                                       --------------------

                                                PAYABLE IN EUROPE IN EUROS
Jan. 13, 2004            Jan. 13, 1994                HR                 6.25                  735,825,710       (119)
Sept. 27, 2004           Sept. 27, 1994               HX                 7.75                  181,512,086       (120)
Feb. 17, 2006            Feb. 17, 1999             EMTN043               3.50                   27,000,000        (1)
July 29, 2008            July 29, 1996                KD                 6.875                 457,347,051       (121)
July 21, 2009            July 21, 1997             EMTN035               5.875                 457,347,051       (118)
                                                                                       --------------------
                                                                                       --------------------
TOTAL PAYABLE IN EUROPE IN EUROS                                                             1,859,031,898
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $1.78117                                                               3,311,260,234       (27)
                                                                                       --------------------
                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
       Maturity                 Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $

                                       GLOBAL MARKET PAYABLE IN NEW ZEALAND DOLLARS
Dec. 3, 2008             Dec. 3, 1998                 MF                 6.25                  250,000,000
                                                                                       --------------------
TOTAL PAYABLE IN NEW ZEALAND DOLLARS                                                           250,000,000        (1)
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $0.82770                                                                 206,925,000       (69)
                                                                                       --------------------

                                           PAYABLE IN EUROPE IN NORWEGIAN KRONER
Dec. 29, 2004            Sept. 12, 1996            EMTN022               7.00                  300,000,000
                                                                                       --------------------
TOTAL PAYABLE IN EUROPE IN NORWEGIAN KRONER                                                    300,000,000        (1)
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $0.21235                                                                  63,704,048       (61)
                                                                                       --------------------

                                           PAYABLE IN EUROPE IN POUNDS STERLING
July 30, 2002            July 30, 1992                HD                 9.375                 200,000,000
June 10, 2004            June 10, 1998             EMTN039               6.375                 200,000,000
                                                                                       --------------------
TOTAL PAYABLE IN EUROPE IN POUNDS STERLING                                                     400,000,000        (1)
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $2.30675                                                                 922,700,000       (12)
                                                                                       --------------------

                                             PAYABLE IN EUROPE IN SWISS FRANCS
Jan. 27, 2003            Jan. 27, 1993                HF                 6.25                  400,000,000
July 7, 2003             July 7, 1998              EMTN041               2.50                  250,000,000
                                                                                       --------------------
TOTAL PAYABLE IN EUROPE IN SWISS FRANCS                                                        650,000,000        (1)
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT

     EXCHANGE RATE OF $1.055083                                                                685,804,141       (13)
                                                                                       --------------------

                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
       Maturity                 Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
TOTAL DEBENTURES AND BONDS                                                                  76,553,902,092
                                                                                       --------------------
                                                                                       --------------------
TREASURY BILLS                                                                               2,495,158,000       (84)
                                                                                       --------------------
                                                                                       --------------------
U.S. COMMERCIAL PAPER (in U.S. DOLLARS)                                                        517,001,000
                                                                                       --------------------
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $1.56509                                                                 809,151,713       (91)
                                                                                       --------------------
                                                                                       --------------------

TOTAL PUBLICLY HELD DEBT ISSUED                                                             79,858,211,805
                                                                                       --------------------
                                                                                       --------------------

                                                                                       --------------------
                                                                                       --------------------
TOTAL DEBT ISSUED FOR PROVINCIAL PURPOSES                                                  106,422,067,891       (83)
                                                                                       ====================

DEBT ISSUED FOR INVESTMENT PURPOSES:
     ONTARIO POWER GENERATION INC.                                                           5,126,000,000
     HYDRO ONE INC.                                                                          3,759,000,000
                                                                                       --------------------
                                                                                       --------------------

TOTAL  DEBT ISSUED FOR INVESTMENT PURPOSES                                                   8,885,000,000       (122)
                                                                                       ====================
                                                                                       ====================

                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
       Maturity                 Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
                             Debt Issued for Ontario Electricity Financial Corporation (OEFC)

                                           PAYABLE IN CANADA IN CANADIAN DOLLARS

NON-PUBLIC DEBT
     Canada Pension Plan Investment Fund:
----------------------------------------------------------------------------------------------------------------------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
2007                            1986                 CPP                 9.64                  119,000,000
2008                            1988                 CPP             9.13 to 9.72              388,715,000
2009                            1989                 CPP             9.62 to 10.31             589,319,000
2010                            1990                 CPP             9.61 to 10.31             650,712,000
2021                            2001                 CPP                 6.08                   19,375,000
2022                            2002                 CPP             6.26 to 6.29              114,000,000
                                                                                       --------------------
                                                                                       --------------------
TOTAL PAYABLE IN CANADA IN CANADIAN DOLLARS                                                  1,881,121,000        (5)
                                                                                       --------------------

                                           PAYABLE IN CANADA IN CANADIAN DOLLARS

PUBLICLY HELD DEBT
Nov. 1, 2002             May 9, 2000                HC-NH                6.239                  47,743,828     (17)(98)
June 2, 2004             Dec. 9, 1998               HC-MG                4.87                3,000,000,000       (76)
Mar. 8, 2006             Mar. 8, 2001              CDB-NLA               5.90                  500,000,000
Dec. 1, 2008             Jan. 22, 1999              HC-LZ                5.70                  650,000,000
Nov. 19, 2009            July 26, 2000              HC-MU                6.20                  500,000,000
Nov. 19, 2010            Sept. 1, 2000              HC-NK                6.10                  500,000,000
Mar. 15, 2011            Mar. 15, 2001              DMTN3              5.50-6.80                50,000,000       (37)
Dec. 2, 2011             July 20, 2001              DMTN8                6.10                  500,000,000
June 2, 2027             Feb. 4, 2000               HC-KJA               7.60                   25,500,000
Aug. 25, 2028            Apr. 6, 1999               HC-LQA               6.25                   78,600,000
June 2, 2031             Feb. 24, 2000              HC-NF                6.20                  500,000,000       (51)
                                                                                       --------------------
                                                                                       --------------------
TOTAL PAYABLE IN CANADA IN CANADIAN DOLLARS                                                  6,351,843,828
                                                                                       --------------------

                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                                               III. OUTSTANDING DEBT ISSUED - Continued

------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
        Date of                Date of                                 Interest
       Maturity                 Issue               Series               Rate              Outstanding         Reference
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
------------------------ -------------------- ------------------- -------------------- -------------------- ----------------
                                                                           %                    $
                                           PAYABLE IN EUROPE IN CANADIAN DOLLARS
Nov. 27, 2003            June 17, 1999              HC-ME                5.00                  350,000,000
Feb. 28, 2005            Feb. 28, 2001             EMTN-48               5.25                  250,000,000
                                                                                       --------------------
                                                                                       --------------------
TOTAL PAYABLE IN EUROPE IN CANADIAN DOLLARS                                                    600,000,000
                                                                                       --------------------

                                           GLOBAL MARKET PAYABLE IN U.S. DOLLARS
Oct. 1, 2008             Mar. 19, 2001        GLB-MBB                    5.50                  250,000,000
                                                                                       --------------------
                                                                                       --------------------
TOTAL PAYABLE IN U.S. DOLLARS                                                                  250,000,000
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $1.550                                                                   387,500,000       (93)
                                                                                       --------------------

TREASURY BILLS                                                                               2,990,000,000
                                                                                       --------------------

U.S. COMMERCIAL PAPER (in U.S. Dollars)                                                        474,000,000
                                                                                       --------------------
CANADIAN DOLLAR EQUIVALENT
     EXCHANGE RATE OF $1.5994                                                                  758,129,550
                                                                                       --------------------
                                                                                       --------------------

TOTAL DEBT ISSUED FOR OEFC                                                                  12,968,594,378       (123)
                                                                                       ====================

                      PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                    III. OUTSTANDING DEBT ISSUED - Continued

References:

1.   Non-callable.

2.   Debentures issued to the Ontario Housing Corporation are not negotiable and not transferable or assignable but are redeemable,  in whole or in part, at the option of the Ontario Housing Corporation,  on six months prior written notice.

3.   Bonds are  extendible  at the  option  of the  Province  every  six  months starting July 20, 2003, to the final maturity date of July 20, 2006. Coupon interest is paid monthly at a rate of 5.35% in years 1-2,  5.90% in year 3,
     6.50% in year 4 and 7.00% in the final  year.  In  addition,  the  Province entered into  interest  rate  agreements  that  effectively  converted  the interest obligation on this debt to a fixed rate of 4.99%.

4.   Interest payable is six-month Yen LIBOR.

5.   Securities  sold to the Canada Pension Plan  Investment Fund are payable 20 years after their  respective  dates of issue,  are not  negotiable and not transferable  or assignable  but are  redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months'
     prior  notice,  when the  Minister  deems it necessary in order to meet the requirements  of the Canada Pension Plan. In the case of redemption  before maturity,  the Ontario  Securities are to be redeemed in the order in which they were issued and the amount of Ontario Securities to be redeemed at any time shall be  proportionate  to the amount of all securities  then held to the credit of the said fund represented by Ontario Securities.

6.   Bonds are  extendible  at the option of the  Province on every  coupon date starting  March 19,  2004,  to the final  maturity  date of March 19, 2007.
     Coupon  interest  is paid  semi-annually  at a rate of 4.20% in years  1-2,
     4.75% in year 3, 5.75% in year 4 and 7.1% in the final year.  In  addition, the Province has entered into interest  rate  agreements  that  effectively converted the interest rate  obligations  on this debt to floating  3-month
     Canadian BA rate minus 0.09%.

7.   The terms of these debentures require that equal payments be made each year until  their  maturity.  Each  payment  consists of blended  principal  and interest.

8.   Interest payable is three-month Canadian BA.

9.   The Province  entered into currency  exchange  agreements that  effectively converted these U.S. dollar  obligations to Canadian dollar  obligations at an  exchange  rate of 1.36625.  In  addition,  the  Province  entered  into interest rate agreements that effectively converted the interest obligation on this debt to a fixed rate of 8.64%.

10.  The Province  entered into currency  exchange  agreements that  effectively converted these U.S. dollar  obligations to Canadian dollar  obligations at an exchange rate of 1.5885. In addition, the Province entered into interest rate agreements that effectively  converted the interest obligation on this debt to a floating rate Canadian dollar 3-month BA rate minus 0.07%.

11.  The Province  entered into currency  exchange  agreements that  effectively converted these U.S. dollar  obligations to Canadian dollar  obligations at an exchange rate of 1.5260. In addition, the Province entered into interest rate agreements that effectively  converted the interest obligation on this debt to a fixed rate of 4.85%.

12.  The Province  entered into currency  exchange  agreements that  effectively converted these Pounds Sterling  obligations to Canadian dollar obligations at an exchange  rate of 2.30675.  In addition,  the  Province  entered into interest rate agreements that effectively converted the interest obligation on this debt to a fixed rate of 6.80%.

13.  The Province  entered into currency  exchange  agreements that  effectively converted these Swiss franc  obligations to Canadian dollar  obligations at an exchange  rate of  1.055083.  In  addition,  the  Province  entered into interest rate agreements that effectively converted the interest obligation on this debt to a fixed rate of 8.75% on $437 million and floating Canadian
     BA rate minus 0.025% on $249 million.

14.  The Province  entered into currency  exchange  agreements that  effectively converted  substantially  all of these Japanese yen obligations to Canadian dollar  obligations  at an  exchange  rate of  0.01254.  In  addition,  the
     Province entered into interest rate agreements that  effectively  converted the  interest  obligation  on this debt to a fixed  rate of 7.96% on $1,586 million, and floating Canadian BA rate minus 0.051% on $220 million.

15.  The Province  entered into currency  exchange  agreements that  effectively converted  substantially  all of these Japanese yen obligations to Canadian dollar  obligations  at an  exchange  rate of  0.01270.  In  addition,  the
     Province entered into interest rate agreements that  effectively  converted the interest obligation on this debt to a fixed rate of 6.77%.

16.  Bonds are  extendible at the option of the Province on six months  starting
     October 22, 2003, to the final  maturity  date of October 30, 2011.  Coupon interest  is paid  monthly  at a rate of 4.75%  in year 1,  5.0% in year 2,
     5.25% in year 3,  5.50% in year 4,  5.75% in year 5, 6.00% in year 6, 6.50%
     in year 7, 6.75% in year 8, 7.00% in year 9 and 7.25% in the final year. In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively  converted the interest rate obligation on this debt to a fixed rate of 3.12%.

17.  During the 2001-02  fiscal year,  the Province  purchased for  cancellation
     $69.1 million of the HC-NH bonds.

18.  During the 2001-02  fiscal year,  the Province  purchased for  cancellation
     $38.5 million of the KR Series bonds.

19.  Retractable  in whole  or in part on  February  8,  2007,  at the  holder's option,  provided  that the notice of  retraction is made during the period from  July 15,  2006 to  January  15,  2007  inclusive.  Such  election  is irrevocable.

20.  Retractable  in whole or in part on March 1, 2010, at the holder's  option, provided that the notice of retraction is made during the period from March
     1, 1995 to February 12, 2010 inclusive. Such election is irrevocable.

21.  Exchangeable at any time, in whole or in part, at the holder's option,  for an  equivalent  principal  amount of Series JG 9.50%  bonds due January 12,
     2035.

                      PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                    III. OUTSTANDING DEBT ISSUED - Continued

22.  Bonds are  extendible  at the option of the  Province on every  coupon date starting on August 21, 2003, to the final maturity date of August 21, 2006.
     Coupon  interest  is paid  semi-annually  at a rate of 5.20% in years  1-2,
     5.50% in year 3, 6.00% in year 4 and 6.70% in the final year.  In addition, the  Province  entered  into  interest  rate  agreements  that  effectively converted the interest obligation on this debt to a fixed rate of 4.63%.

23.  The terms of these  debentures  require that the  principal be repaid in 12 equal monthly payments in the year preceding the date of maturity.

24.  The terms of these debentures require unequal payments,  consisting of both principal and interest, to be made at predetermined irregular intervals. On
     January 10, 2035, the principal to be repaid on each debenture will be $2.3 million.

25.  Bonds are  extendible  at the option of the  Province on every  coupon date starting on July 27,  2001,  to the final  maturity  date of July 27, 2009.
     Coupon  interest  is paid  semi-annually  at a rate of 5.75% in years  1-2,
     5.90% in years 3-4, 6.00% in years 5-6, 6.15% in years 7-8, 6.25% in year 9 and 6.50% in the  final  year.  In  addition,  the  Province  entered  into interest rate agreements that effectively converted the interest obligation on this debt to floating Canadian BA rate minus 0.125%.

26.  Bonds are  extendible  at the option of the  Province on every coupon date, starting on September 5, 2003,  to the final  maturity date of September 5,
     2006.  Coupon  interest is paid  semi-annually  at a rate of 5.00% in years
     1-2,  5.25% in year 3,  5.75% in year 4 and  6.40% in the  final  year.  In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively  converted the interest obligation on this debt to a fixed rate of 4.39%.

27.  The Province  entered into currency  exchange  agreements that  effectively converted  these Euro  obligations  to Canadian  dollar  obligations  at an exchange rate of 1.78117.  In addition,  the Province entered into interest rate agreements that effectively  converted the interest obligation on this debt to a fixed rate of 6.98% on $3,265  million and  floating  Canadian BA rate minus 0.055% on $46 million.

28.  The interest rate was set at 4.75% for the first year. The interest payable is 6.00% in the second year,  6.25% in the third year,  6.50% in the fourth year and 6.75% in the final year.

29.  The 1995 series of Ontario Savings Bonds matured on March 1, 2000, the 1997 fixed series bonds matured on June 21, 2000,  the 1996 Series bonds and the
     1998 fixed series bonds matured on June 21, 2001. The  outstanding  amounts at March 31, 2002 represent bonds not yet presented for redemption.

30.  In every year for the period 1997-2001, the Province issued fixed rate OSBs each with terms of three years. Interest rates were set for the term of the bonds.  The rate on the 1997 and 1998  Series  bonds was set at 5.25%.  The rate on the 1999 and  2001  Series  bonds  was  5.50%  and the rate on 2000
     Series bonds was 6.50%.

31.  During the 2001-02 fiscal year,  Series EMTN45 was reopened once,  bringing the total issue to $375 million.

32.  Callable  in full,  and not in part,  on  September  4,  2003,  at par.  In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively  converted the interest obligation on this debt to a fixed rate of 4.06%.

33.  Proceeds of issue and repayment are in Japanese yen. Interest is payable in
     Australian dollars,  based on a notional principal of AUD 27.2 million at a rate of 6.00%.

34.  The bonds are  extendible  at the  option  of the  bondholder  on or before
     November  10,  2004.  Coupon  interest  is paid at 6.40% for the first five years.  If extended to final  maturity date of December 2, 2014, the coupon will step-up to 6.80%. In addition, the Province entered into interest rate agreements that effectively  converted the interest obligation on this debt to floating Canadian BA rate.

35.  Interest payable is six-month U.S. LIBOR plus 0.0475%.

36.  Bonds are  extendible  at the option of the  Province on every  coupon date starting  September 11, 2003,  to the final  maturity date of September 11,
     2006.  Coupon  interest is paid  semi-annually  at a rate of 4.75% in years
     1-2,  5.10% in year 3,  5.55% in year 4 and  6.40% in the  final  year.  In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively  converted the interest obligation on this debt to a fixed rate of 4.07%.

37.  Retractable  in whole or in part on March 15, 2005, at the holder's  option provided  that  irrevocable  notice of retraction is made on March 1, 2005.
     Coupon interest is paid at 5.50% for the first four years and 6.80% for the remaining six years on outstanding bonds.

38.  The original  debentures  payable to OMERS were replaced effective December
     31, 1995, with debentures  payable to OMERS and to Colleges of Applied Arts and  Technology  Pension Plan,  in the amounts of $741.6  million and $90.9 million, respectively. The terms and conditions remain the same as those of the original debentures.

39.  Agricorp,  a Government  Organization,  holds $15 million in Series LE, $10 million in Series JV and 6.2 million in Series KE.

40.  No  interest  is payable in the first five  years,  thereafter  interest is payable monthly at an annual interest rate of 17.25%.

41.  The terms of these debentures require unequal payments,  consisting of both principal and interest,  to be made at  predetermined  irregular  intervals with the final  payment  on  January  10,  2045.  The total  principal  and interest  to be paid over the life of the  debenture  is $1,325  million in total.

42.  Bonds are  extendible  at the Option of the  Province on every coupon date, starting on August 27, 2003, to the final maturity date of August 27, 2007.
     Coupon  interest  is paid  semi-annually  at a rate of 5.10% in years  1-2,
     5.60% in year 3,  5.80% in year 4,  6.00% in year  5and  7.00% in the final year. In addition,  the Province entered into interest rate agreements that effectively converted the interest on this debt to a fixed rate of 4.52%.

43.  The Province  entered into currency  exchange  agreements that  effectively converted these U.S. dollar  obligations to Canadian dollar  obligations at an  exchange  rate of 1.36613.  In  addition,  the  Province  entered  into interest rate agreements that effectively converted the interest obligation on this debt to a fixed rate of 7.80%.

44.  Bond  is  callable  on May 13,  2003  at the  option  of the  Province.  In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively  converted  the  interest  obligation  on this debt to floating
     Canadian BA rate minus 0.05%.

45.  The  Province  entered  into  interest  rate  agreements  that  effectively converted the interest obligation on this debt to floating Canadian BA rate minus 0.02%.

                      PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                    III. OUTSTANDING DEBT ISSUED - Continued

46.  Interest is payable at floating  Canadian BA rate plus 0.85% paid quarterly for the first  two  years,  then  5.75%  semi-annually  if not  called.  In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively  converted  the  interest  obligation  on this debt to floating
     Canadian BA rate minus 0.07%.

47.  Proceeds of issue and repayment are in Japanese yen. Interest is payable in
     Australian  dollars  based on a notional  principal of  Australian  dollars
     103.2 million at a rate of 3.2% payable annually. In addition, the Province entered into  interest  rate  agreements  that  effectively  converted  the interest obligation on this debt to a fixed rate of 6.90%.

48.  The interest rate was set at 5.75% for the first year. The minimum interest payable is 6.25% in the second year,  6.50% in the third year, 6.75% in the fourth year and 7.00% in the final year.

49.  During the 2001-02 fiscal year,  Series LE was reopened once,  bringing the total issue size to $1,160 million.

50.  The  Province  entered  into  interest  rate  agreements  that  effectively converted the interest obligation on this debt to a fixed rate of 6.63%.

51.  This issue has been  on-lent to OEFC  until June 2, 2010,  after  which the issue will be assumed by the Province until the maturity date.

52.  Bonds are extendible at the option of the Province on the Initial  Maturity
     Date of September 17, 2003 and on each Extended Maturity Date thereafter to the final  maturity  date of September  17, 2008.  Coupon  interest is paid annually at a rate of 4.75% in years 1-2, 5.25% in year 3, 6.20% in year 4,
     6.25% in year 5, 6.50% in year 6 and 6.75% in the final year.  In addition, the  Province  entered  into  interest  rate  agreements  that  effectively converted  the  interest  rate  obligation  on this debt to a fixed rate of
     3.79%.

53.  During the 2001-02  fiscal year,  the Province  purchased for  cancellation
     $164.28 million of the HC Series bonds.

54.  Proceeds of issue and repayment are in Japanese yen. Interest is payable in
     Australian dollars,  based on a notional principal of AUD 52.5 million at a rate of 3.10%.  In  addition,  the  Province  entered  into  interest  rate agreements that effectively  converted the interest obligation on this debt to floating Canadian BA rate minus 0.051%.

55.  Proceeds of issue and repayment are in Japanese yen. Interest is payable in
     U.S. dollars,  based on a notional principal of USD 120.8 million at a rate of 3.25%. In addition,  the Province  entered into interest rate agreements that effectively converted the interest obligation on this debt to floating
     Canadian BA rate minus 0.051%.

56.  The Minister of Finance will reset the interest rate every six months.  The initial  interest rate was set at 6.00%.  Effective  December 21, 2001, the interest rate was set at 2.00%.

57.  Proceeds of issue and repayment are in Japanese yen. Interest is payable in
     Australian dollars, based on a notional principal of AUD 121.1 million at a rate of 4.28%.  In  addition,  the  Province  entered  into  interest  rate agreements that effectively  converted the interest obligation on this debt to a fixed rate of 7.38%.

58.  During the 2001-02 fiscal year,  Series EMTN42 was reopened once,  bringing the total issue to $350 million.

59.  Bonds are extendible at the option of the Province on the Initial  Maturity
     Date of May 30, 2003 and on each Extended  Maturity Date  thereafter to the final maturity date of May 30, 2010. Coupon interest is paid  semi-annually at a rate of 5.50% in year 1,  5.75% in year 2,  6.00% in year 3,  6.25% in year 4,  6.50% in year 5, 6.75% in year 6, 7.00% in year 7, 7.50% in year 8 and 8.00% in the  final  year.  In  addition,  the  Province  entered  into interest  rate  agreements  that  effectively  converted  the interest rate obligation on this debt to a fixed rate of 5.04%.

60.  During the 2001-02 fiscal year,  Series DMTN8 was re-opened once,  bringing the total issue size to $1,000  million ( including  $500  million for OEFC purposes).

61.  The Province  entered into currency  exchange  agreements that  effectively converted these Norwegian kroner obligations to Canadian dollar obligations at an exchange  rate of 0.21235.  In addition,  the  Province  entered into interest rate agreements that effectively converted the interest obligation on this debt to floating Canadian BA rate minus 0.028%.

62.  Current outstanding OSBs are redeemable at the option of the holder on June
     21 and  December  21 with the  exception  of fixed  rate  bonds  which  are redeemable at maturity only. All current  outstanding  OSBs may be redeemed upon the death of the beneficial  owner. The 1999, 2000 and 2001 series may also be redeemed during the 14 calendar days immediately  following June 21 and December  21. The Minister of Finance may reset the interest  rate from time to time prior to maturity.

63.  The interest rate was set at 4.25% for the first year. The rate is 5.00% in the second  year,  5.75% in the third  year,  6.25% in the fourth  year and
     6.75% in the final year.

64.  The Minister of Finance will reset the interest rate every six months.  The initial  interest rate was set at 4.50%.  Effective  December 21, 2001, the interest rate was set at 2.00%.

65.  Pursuant to the Ontario Public Service  Employees' Pension Act 1994 and the
     Asset Transfer Agreement of December 12, 1994, the Province is obligated to re-split  the  debentures  between the Public  Service  Pension  Fund ("PSP
     Fund") and the Ontario Public Service  Employees'  Union Pension Plan Trust
     Fund ("OPSEU  Fund") based on accurate data when it is  available.  On June
     13, 1997 a Restated Sponsorship  Amendment and Asset Transfer Agreement was
     signed,  replacing  the  1994  agreement.  Pursuant  to this  Agreement  on
     September 17, 1997, the re-split of the debentures was completed. To effect this redistribution of assets,  $3,745.8 million of debentures held by PSPF and $1,751.4  million of debentures held by OPSEU were retired and replaced by $3,726.8  million and $1,770.4  million of debentures to be held by PSPF and OPSEU respectively.

66.  The interest rate was set at 3.00% for the first year. The interest payable is 5.25% in the second year,  6.00% in the third year,  6.50% in the fourth year,  7.00% in the fifth  year,  7.50% in the sixth  year and 8.00% in the final year.

67.  The Minister of Finance will reset the interest rate every six months.  The initial  interest  rate was set at 3.25%.  Effective  December 21, 2001 the interest rate was set at 2.00%.

                      PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                    III. OUTSTANDING DEBT ISSUED - Continued

68.  Bonds are extendible at the option of the Province on the Initial  Maturity
     Date of June 28, 2003 and on each Extended  Maturity Date thereafter to the final maturity date of June 28, 2010. Coupon interest is paid semi-annually at a rate of 5.70% in years 1-2, 6.00% in years 3-4, 6.25% in year 5, 6.50%
     in year 6, 7.00% in year 7, 7.50% in year 8 and 8.00% in the final year. In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively  converted the interest rate obligation on this debt to a fixed rate of 4.82%.

69.  The Province  entered into currency  exchange  agreements that  effectively
     converted   these  New  Zealand  dollar   obligations  to  Canadian  dollar
     obligations  at an exchange  rate of 0.82770.  In  addition,  the  Province entered into  interest  rate  agreements  that  effectively  converted  the interest obligation on this debt to a fixed rate of 5.56%.

70.  Bonds are extendible at the option of the Province on the Initial  Maturity
     Date of July 30, 2003 and on each Extended  Maturity Date thereafter to the final maturity date of July 30, 2010. Coupon interest is paid semi-annually at a rate of 5.50% in year 1, 5.75% in year 2, 6.25% in years 3-4, 6.50% in years  5-6,7.00% in year 7, 7.25% in year 8 and 7.50% in the final year. In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively  converted the interest rate obligation on this debt to a fixed rate of 4.79%.

71.  Notes are  extendible  at the option of the  Province on September 4, 2000,
     2003 and 2006 to the final  maturity  date of  September  4,  2009.  Coupon interest is paid  semi-annually  at a rate of 6.00% in years 1-3, 6.125% in years 4-6, 6.35% in years 7-9 and 7.625% in years 10-12.  In addition,  the
     Province entered into interest rate agreements that  effectively  converted the interest  obligations  on this debt to floating  Canadian BA rate minus
     0.22%.

72.  Bonds are  extendible at the option of the Province on June 4, 2004, to the final maturity date of June 4, 2007. Coupon interest is paid  semi-annually at a rate of 4.20% in years 1-2 and 6.05% in the remaining  three years. In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively locked in a gain of 14 basis points.

73.  Interest payable is three-month  Canadian BA rate minus 0.05%. In addition, the  Province  entered  into  interest  rate  agreements  that  effectively converted the interest obligation on this debt to a fixed rate of 5.23%.

74.  During  2001-02,  the bondholder of NN Series had the option to purchase an equal amount of the same issue at 101.739 plus accrued interest on February
     20, 2002. This option was exercised,  bringing the total issue size to $120 million. NN Series were exchanged for an equal amount of Series NK on March
     13, 2002, bringing the total issue of Series NK to $1,620 million.

75.  During  the  2001-02  fiscal  year,  Series KJ bonds  were  reopened  once, bringing the total issue to $4,209.4 million.

76.  During the 2001-02 fiscal year, Series HC-MG were reopened twice,  bringing the total issue to $3,000 million.

77.  During  the  2001-02  fiscal  year,  Series MK bonds  were  reopened  once, bringing the total issue to $300 million.

78.  During the 2001-02  fiscal year,  Series NE bonds were reopened five times, bringing the total issue to $553.7 million.

79.  Proceeds of issue and repayment of principal are in Japanese yen.  Interest is payable in U.S.  dollars based on a notional  principal of U.S.  dollars
     86.3  million,  at a rate of  3.58%  payable  annually.  In  addition,  the
     Province entered into interest rate agreements that  effectively  converted the interest obligation on this debt to a fixed rate of 6.35%.

80.  Proceeds of issue and repayment of principal are in Japanese yen.  Interest is payable in U.S. dollars semi-annually based on notional principal of USD
     57.1  million,  at a rate of 2.6%. In addition,  the Province  entered into interest rate agreements that effectively converted the interest obligation on this debt to a fixed rate of 5.57%.

81.  The Minister of Finance will reset the interest rate every six months.  The initial  interest  rate was set at 5.00%.  Effective  December 21, 2001 the interest rate was set at 2.00%.

82.  During the 2001-02  fiscal year,  the Province  purchased for  cancellation
     $6.6 million of the JA Series bonds.

83.  Total Debt Issued for  Provincial  Purposes  does not include the long-term debt of the Ontario Housing  Corporation  for $2,212  million,  the Toronto
     Area  Transit  Authority  (GO  Transit)  for $447  million  and the Ontario
     Municipal Improvement Corporation for $79 million.

84.  The Treasury Bill balance  includes the following  Treasury Bill  holdings:
     $265 million held by the Northern  Ontario Heritage Fund  Corporation,  $91
     million held by Ontario Trillium Foundation and $21 million held by Ontario
     Securities Commission.

85.  During  the  2001-02  fiscal  year,  Series MB was  reopened  three  times, bringing the total issue to U.S.$2,000 million (including  U.S.$250 million for OEFC purposes).

86.  During the 2001-02 fiscal year,  Series KA was reopened once,  bringing the total issue to U.S.$2,050 million.

87.  Bond is callable on April 1, 2003 at the Province of Ontario's  option.  In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively  converted  the interest  obligations  on this debt to floating
     Canadian BA rate minus 0.09%.

88.  Bonds are  extendible  at the option of the  Province on every  coupon date starting  December 12,  2003,  to the final  maturity  date of December 12,
     2006.  Coupon  interest is paid  semi-annually  at a rate of 4.00% in years
     1-2,  4.75% in year 3,  5.90% in year 4 and  7.00% in the  final  year.  In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively locked in a gain of 11 basis points.

89.  Bonds are  extendible  at the option of the  Province on every  coupon date starting  November 29,  2003,  to the final  maturity  date of November 29,
     2011.  Coupon interest is paid  semi-annually at a rate of 4.50% in year 1,
     4.75% in year 2,  5.00% in year 3,  5.50% in year 4, 6.00% in year 5, 6.25%
     in year 6,  6.50% in year 7,  6.75% in year 8, 7.00% in year 9 and 7.50% in the final year.  In addition,  the  Province  entered  into  interest  rate agreements that effectively locked in a gain of 8 basis points

90.  The terms of these  debentures  require  that a special  one-time  interest payment of $31.1 million be made at maturity.

91.  U.S. Commercial Paper issues are non-interest bearing with maturities up to
     92 days.

92.  The interest rate was set at 4.75% for the first year. The minimum interest payable is 5.00% in the second year,  6.00% in the third year, 6.25% in the fourth year and 6.50% in the final year.

                      PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                    III. OUTSTANDING DEBT ISSUED - Continued

93.  The Province  entered into currency  exchange  agreements that  effectively converted these U.S. dollar  obligations to Canadian dollar  obligations at an exchange rate of 1.55. In addition,  the Province  entered into interest rate agreements that effectively  converted the interest obligation on this debt to a fixed rate of 5.51%.

94.  Bonds are  extendible  at the option of the  Province on every  coupon date starting November 28, 2003 to the final maturity date of November 28, 2006.
     Coupon interest is paid  semi-annually  at a rate of 3.50% in years 1-2 and
     5.25% in the  remaining 3 years.  In addition,  the  Province  entered into interest  rate  agreements  that  effectively  locked  in a gain of 9 basis points.

95.  Bonds are  extendible  at the option of the  Investors  every year starting
     November 20, 2002 to the final  maturity  date of February 20 2007.  Coupon interest  is paid  quarterly  at a rate of  Canadian BA rate minus 0.05% in year 1, BA rate  minus  0.01% in year 2, BA rate plus  0.03%.in  year 3, BA rate plus 0.05% in year 4 and BA rate plus 0.07% for the remaining term.

96.  During the 2001-02  fiscal year,  the Province  purchased for  cancellation
     $13.6 million of the HZ Series bonds.

97.  Legal Aid, a government  organization,  holds $10.15  million in Series MG,
     $4.75  million in Series HK, $2.89 million in Series LZ and $2.9 million in
     Series DMTN16.

98.  The terms of these  debentures  require  unequal  payments,  consisting  of principal and interest, to be paid quarterly until their maturity.

99.  Bonds are extendible at the option of the Province on the Initial  Maturity
     Date of October 22, 2003 and on each Extended  Maturity Date  thereafter to the final  maturity  date of October  22,  2008.  Coupon  interest  is paid monthly at a rate of 4.00% in years 1-2,  4.50% in year 3, 5.25% in year 4,
     6.10% in year 5, 6.75% in year 6 and 7.50% in the final year.  In addition, the  Province  entered  into  interest  rate  agreements  that  effectively converted  the  interest  rate  obligation  on this debt to a fixed rate of
     3.46%.

100. Interest is paid  quarterly  at 3-month  Canadian  BA rate plus  0.05%.  In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively locked in a gain of 7.25 basis points.

101. Bonds are extendible at the option of the Province on the Initial  Maturity
     Date of October 5, 2003 and on each Extended  Maturity  Date  thereafter to the final  maturity  date of  October  5,  2011.  Coupon  interest  is paid semi-annually  at a rate of 4.70% in year 1, 5.00% in year 2, 5.25% in year
     3,  5.50%  in year 4,  5.75% in year 5,  6.00% in year 6,  6.25% in year 7,
     6.50% in year 8, 7.00% in year 9 and 7.50% in the final year.  In addition, the  Province  entered  into  interest  rate  agreements  that  effectively converted  the  interest  rate  obligation  on this debt to a fixed rate of
     3.51%.

102. Interest  is  paid  quarterly  at  1-month  Canadian  BA rate  plus  0.05%, compounded.

103. Bonds are extendible at the option of the Province on the Initial  Maturity
     Date of October 3, 2003 and on each Extended  Maturity  Date  thereafter to the final  maturity  date of  October  3,  2009.  Coupon  interest  is paid semi-annually  at a rate of 4.50% in years  1-2,  5.00% in year 3, 5.50% in year 4,  5.80% in year 5, 6.00% in year 6, 6.50% in year 7 and 7.50% in the final year. In addition, the Province entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a fixed rate of 3.50%.

104. Bonds are extendible at the option of the Province on the Initial  Maturity
     Date of September 28, 2003 and on each Extended Maturity Date thereafter to the final  maturity  date of September  28, 2011.  Coupon  interest is paid annually at a rate of 5.00% in years 1-2, 5.05% in years 3-4, 5.10% in year
     5, 6.35% in year 6, 6.50% in year 7, 6.75% in year 8 and 7.00% in the final two years. In addition,  the Province entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a fixed rate of 3.57%.

105. Interest is paid  quarterly  at 3-month  Canadian  BA rate plus  0.03%.  In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively  converted  the interest  rate  obligation on $425 million to a fixed rate of 4.68%

106. During the 2001-02 fiscal year, Series MZ was re-opened once,  bringing the total issue size to $1,250 million.

107. During the 2001-02 fiscal year, Series NL was re-opened once,  bringing the total issue size to $1,000 million.

108. Bonds are extendible at the option of the Province on the Initial  Maturity
     Date of February 12, 2004 and on each Extended  Maturity Date thereafter to the final  maturity  date of February  12,  2007.  Coupon  interest is paid semi-annually  at a rate of 4.05% in years  1-2,  4.75% in year 3, 6.00% in year 4 and 7.25% in the final year. In addition,  the Province entered into interest  rate  agreements  that  effectively  converted  the interest rate obligation on this debt to a fixed rate of 3.31%.

109. On May 31, 2001, the Province  purchased for cancellation  $58.5 million of the LH Series.

110. Bonds are extendible at the option of the Investors on the Initial Maturity
     Date of December 5, 2002 and on each Extended  Maturity Date  thereafter to the final  maturity  date of  December  5, 2008.  Coupon  interest  is paid quarterly at a rate of Canadian BA rate minus 0.05% in year 1,  Canadian BA rate minus 0.01% in year 2, Canadian BA rate plus 0.03% in year 3, Canadian
     BA rate plus  0.05% in year 4,  Canadian  BA rate plus  0.07% in year 5 and
     Canadian BA rate plus 0.08% in the final 2 years.

111. Bonds are  extendible  at the option of the  Province  only on the  initial maturity date of June 18, 2004 to the final maturity date of June 18, 2007.
     Coupon interest is paid  semi-annually  at a rate of 4.20% in years 1-2 and
     6.05% in the final 3 years, if extended. In addition,  the Province entered into interest rate agreements that effectively locked in a gain of 13 basis points.

112. Bonds are extendible at the option of the Province on the Initial  Maturity
     Date of July 21, 2004.  Coupon interest is paid  semi-annually at a rate of
     4.00% in  years  1-2 and  6.00%  in the  final 3  years,  if  extended.  In
     addition,   the  Province   entered  into  interest  rate  agreements  that
     effectively  converted the interest rate obligation on this debt to a fixed rate of 3.38%.

113. Bonds are  extendible  at the option of the  Province on every  coupon date starting March 1, 2004, to the final maturity date of March 1, 2007. Coupon interest is paid  semi-annually  at a rate of 4.10% in years 1-2,  4.50% in year 3,  5.75% in year 4 and  7.25% in the final  year.  In  addition,  the
     Province  has  entered  into  interest  rate  agreements  that  effectively converted  the  interest  obligations  on  this  debt to  floating  3-month
     Canadian BA rate minus 0.08%.

                      PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                    III. OUTSTANDING DEBT ISSUED - Continued

114. Bonds are  extendible  at the option of the  Province on every  coupon date starting March 4, 2004 to the final maturity date of March 4, 2010.  Coupon interest is paid at 4.30% for year 1-2,  4.5% for year 3, 5.10% for year 4,
     6.0% for year 5,  6.5% for year 6,  7.0% for year 7 and 7.50% for the final year. In addition,  the Province has entered into interest rate  agreements that  effectively  converted  the  interest  obligations  on  this  debt to floating 3-month Canadian BA rate minus 0.08%.

115. Interest  is paid  quarterly  at a rate of  3-month  Canadian  BA rate plus
     0.275% up to the  maximum  of 4.775%  for the first  year,  5.025%  for the second year and 5.775% for the third year.  In  addition,  the Province has entered into  interest  rate  agreements  that  effectively  converted  the interest obligation on this debt to floating 3-month Canadian BA rate minus
     0.01%.

116. The issue is  callable  on June 1,  2005,  at the  option of the  Province.
     Interest is paid quarterly at a rate of 3-month Canadian BA rate plus 0.59%
     in years 1-3 and  semi-annually  at a rate of 5.70% if not  called.  In the event that the bond is not called, the bondholder has the right to exchange this series for series LZ. In  addition,  the  Province  has  entered  into interest  rate  agreements  that  effectively  converted  the interest rate obligations on this debt to floating 3-month Canadian BA rate minus 0.03%.

117. Bonds are  extendible  at the option of the  Province on every  coupon date starting on March 18, 2004,  to the final  maturity date of March 18, 2009.
     Coupon interest is paid semi-annually at a rate of 4.5% in years 1-2, 4.75%
     in year 3,  5.5% in year 4,  6.25% in year 5,  6.5% in year 6 and 7% in the final year. In addition, the Province entered into interest rate agreements that  effectively  converted  the  interest  obligations  on  this  debt to floating 3-month Canadian BA rate minus 0.09%.

118. The amount  outstanding as at March 31, 2002, in legacy  currency is French
     Franc 3,000,000,000. The French franc is converted to Euro using conversion rate of one Euro equals:  6.55957 French francs in accordance  with Council
     Regulation  (EU) No.  2866/98.  In  addition,  the  Province  entered  into interest rate agreements that effectively converted the interest obligation on this debt to a fixed rate of 5.29%.

119. The amount outstanding as at March 31, 2002, in legacy currency is Deutsche marks  1,439,150,000.  The  Deutsche  marks  are  converted  to Euro  using conversion  rate of one Euro equals:  1.95583  Deutsche marks in accordance with Council Regulation (EU) No. 2866/98. In addition, the Province entered into interest rate agreements that effectively  converted the interest rate obligation on this debt to a fixed rate of 7.71%.

120. The  amount  outstanding  as at March  31,  2002,  in  legacy  currency  is
     Netherlands guilders 400,000,000. The Netherlands guilders are converted to
     Euro using conversion rate of one Euro equals: 2.20371 Netherlands guilders in accordance with Council  Regulation (EU) No. 2866/98.  In addition,  the
     Province entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a fixed rate of 9.98%

121. The amount  outstanding as at March 31, 2002, in legacy  currency is French franc 3,000,000,000. The French franc is converted to Euro using conversion rate of one Euro equals:  6.55957 French francs in accordance  with Council
     Regulation  (EU) No.  2866/98.  In  addition,  the  Province  entered  into interest  rate  agreements  that  effectively  converted  the interest rate obligation on this debt to a fixed rate of 6.6%.

122. Debt  issued for  investment  purposes  is  comprised  of notes  payable to
     Ontario Electricity  Financial Corporation as a result of a debt for equity swap between the Province and its two  wholly-owned  subsidiaries,  Ontario
     Power  Generation  Inc.  and Hydro One Inc. The debt matures in three equal installment on March 31, 2039, 2040 and 2041 and bears interest at 5.85 per cent payable monthly.

123. In addition,  the  Province  has advanced to OEFC an overnight  loan in the amount of $247,713,500 as of March 31, 2002.

                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1
                                        IV. CONTINGENT LIABILITIES - OBLIGATIONS GUARANTEED BY
                                                        THE PROVINCE OF ONTARIO

                                                         As at March 31, 2002

LOANS GUARANTEED
--------------------------------------------------- ---------------- ----------------- -------------------- ----------------
                                                                                           Outstanding
                                                     Year of Issue   Rate of Interest    March 31, 2002       References
--------------------------------------------------- ---------------- ----------------- -------------------- ----------------
                                                                            %                   $

MINISTRY OF AGRICULTURE, FOOD AND RURAL AFFAIRS

Commodity Loan Guarantee Program                         1994        Various                    23,256,480
Feeder Cattle Loan Guarantee Program                     1994        Various                    11,911,797
FarmPlus Rural Loan Pool Program                         1994        Various                     7,831,285        (1)
Private Mortgage Guarantee Program                       1994        Various                        67,000
                                                                                       --------------------
                                                                                       --------------------

TOTAL MINISTRY OF AGRICULTURE, FOOD AND RURAL AFFAIRS                                           43,066,562
                                                                                       --------------------
                                                                                       --------------------

MINISTRY OF COMMUNITY AND SOCIAL SERVICES

Ontario College of Social Workers and
    Social Service Workers                               1999        Prime - 0.6                 3,100,000        (2)
                                                                                       --------------------
                                                                                       --------------------

TOTAL MINISTRY OF COMMUNITY AND SOCIAL SERVICES                                                  3,100,000
                                                                                       --------------------

MINISTRY OF ECONOMIC DEVELOPMENT AND TRADE

The Development Corporations Act
   Total guarantees re various companies                Various      Prime+1                     3,639,000
Ontario Aerospace Corporation                            1995        N/A                         2,480,000        (3)
Youth Entrepreneurs Program                            2001-2002     Prime + 1                     190,321
Young Entrepreneurs Program                            1997-2001     Prime+2                       192,330        (4)
                                                                                       --------------------
                                                                                       --------------------

TOTAL MINISTRY OF ECONOMIC DEVELOPMENT AND TRADE                                                 6,501,651
                                                                                       --------------------
                                                                                       --------------------

MANAGEMENT BOARD SECRETARIAT

Mortgage Guarantees Dissolution of
   Ontario Land Corporation                            1971-1976           N/A                      96,016        (5)
                                                                                       --------------------
                                                                                       --------------------
TOTAL MANAGEMENT BOARD SECRETARIAT                                                                  96,016
                                                                                       --------------------

                                                 PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1
                                        IV. CONTINGENT LIABILITIES - OBLIGATIONS GUARANTEED BY
                                                  THE PROVINCE OF ONTARIO-- Continued

                                                         As at March 31, 2002

LOANS GUARANTEED
--------------------------------------------------- ---------------- ----------------- -------------------- ----------------
--------------------------------------------------- ---------------- ----------------- -------------------- ----------------
                                                                                           Outstanding
                                                     Year of Issue   Rate of Interest    March 31, 2002       References
--------------------------------------------------- ---------------- ----------------- -------------------- ----------------
-------------------------------------------------------------------- ----------------- -------------------- ----------------
                                                                            %                   $

MINISTRY OF MUNICIPAL AFFAIRS AND HOUSING

Ontario Housing Corporation "Homes Now"
   Mortgage Financing Program                            1989        Various                   166,127,703        (6)
                                                                                       --------------------
                                                                                       --------------------
TOTAL MINISTRY OF MUNICIPAL AFFAIRS AND HOUSING                                                166,127,703
                                                                                       --------------------

MINISTRY OF NATURAL RESOURCES

Freshwater Fish Marketing Corporation                    1969              7.14                  1,000,000
                                                                                       --------------------
                                                                                       --------------------
TOTAL MINISTRY OF NATURAL RESOURCES                                                              1,000,000
                                                                                       --------------------

MINISTRY OF TOURISM, CULTURE AND RECREATION
Tourism Redevelopment Guarantees                        Various      Prime+1                       250,000
                                                                                       --------------------
                                                                                       --------------------
TOTAL MINISTRY OF TOURISM, CULTURE AND RECREATION                                                  250,000
                                                                                       --------------------

MINISTRY OF TRAINING, COLLEGES AND UNIVERSITIES

Ontario Student Loan Plan:
   Class "A"                                            Various      Prime                     667,771,891
   Class "B"                                            Various      Prime+1                   618,727,163
   Class "C"                                            Various      Prime+1                 1,144,615,346
                                                                                       --------------------
                                                                                       --------------------
TOTAL MINISTRY OF TRAINING, COLLEGES AND UNIVERSITIES                                        2,431,114,400
                                                                                       --------------------

TOTAL LOANS GUARANTEED                                                                       2,651,256,332
                                                                                       ====================

OTHER

MINISTRY OF FINANCE

GO Transit Refinancing (TATOA)                           1994              N/A                 446,929,119        (7)
Ontario Municipal Improvement Corporation                1991              N/A                  79,021,000        (8)
                                                                                       --------------------
                                                                                       --------------------

TOTAL MINISTRY OF FINANCE                                                                      525,950,119
                                                                                       --------------------
                                                                                       --------------------

TOTAL OTHER                                                                                    525,950,119
                                                                                       --------------------
                                                                                       --------------------

TOTAL CONTINGENT LIABILITIES                                                                 3,177,206,451
                                                                                       ====================

                      PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1
             IV. CONTINGENT LIABILITIES - OBLIGATIONS GUARANTEED BY
                       THE PROVINCE OF ONTARIO-- Continued

                              As at March 31, 2002

References:

1.   The Province's maximum liability for the program is $50,000,000.

2.   Amount  represents loan guarantee for the Ontario College of Social Workers and Social  Service  Workers from the Royal Bank of Canada up to $3,100,000 for a period ending December 31, 2006.

3.   Guarantee  required  only in event of default by aircraft  purchaser and if sale of  repossessed  aircraft  does not fully  cover  the sales  financing liability.

4.   The  Province  guarantees  85%  of  both  interest  and  principal  of  the outstanding loan balance of $ 226,271.

5.   The Ministry of Finance assumed the contingent  liability  arising from the
     Mortgage Guaranty Fund of the Ontario Land Corporation, which was dissolved on March 31, 1987.

6.   Loans totaling $1,323 million taken by OHC for "Homes Now" from the Federal
     Government's  CPP allotment  have been  guaranteed  by the Province.  Since
     1993,  these loans have been  refinanced  from the private sector and funds advanced to the  Ministry of Finance.  The total amount  debentured  to the
     Province as at March 31,  2002 was $1,157  million  which has been  reduced from the guarantee.

7.   The Province has entered into a sale and conditional  sale-back arrangement of GO Transit with Asset  Finance  Bermuda  Limited.  The deal provided the
     Province with about $431 million in the initial fiscal year 1993-94 with an option of  additional  borrowing and to repay in year 2006. GO Transit will maintain  control over its assets and operations and provision will be made within twelve years to buy back the asset.

8.   This  debt  was  originally  borrowed  by  Ontario  Municipal   Improvement
     Corporation  ("OMIC")  from the Canada  Pension Plan  Investment  Fund.  In accordance with the Capital  Investment Plan Act, 1993 OMIC ceased to exist and its assets and liabilities  were  transferred to the Ontario  Financing
     Authority ("OFA").

                      PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                           V. CLAIMS AGAINST THE CROWN

                              As at March 31, 2002

The  following  are claims  arising  from legal  action  either in  progress  or threatened  against  the Crown in  respect  of breach of  contract,  damages  to persons  and  property  and  like  items.  The  amounts  claimed  have  not been specified, but in each case are expected to exceed $50 million:

1.   Dudley Abbot et al. (preferred shareholders of Crown Trust).

2.   The  Chippewas of Sarnia,  the Chippewas of Kettle Point et al. v. Ontario,
     Polysar Hydrocarbons Limited et al.

3.   Roy Michano et al., for  themselves and on behalf of the members of the Pic
     Heron Bay, Pays Plat,  Rocky Bay,  Whitesand,  Pic Mobert,  Red Rock,  Sand
     Point and Long Lake No. 58 Bands of Indians.

4.   Clifford  Meness  et al.,  for  themselves  and all  other  members  of the
     Algonquins of Golden Lake Band of Indians.

5.   Roger Southwind on behalf of the Lac Seul Indian Band.

6.   Theriault in respect of mining leases to Hemlo Gold Mines.

7.   Moose  Factory  First Nation et al. v. Spruce Falls Power and Paper Company
     Limited.

8.   New Post  First  Nation  et al. v.  Spruce  Falls  Power and Paper  Company
     Limited.

9.   Beaver House First Nation v. HMQ.

10.  Apotex Inc.  and ACIC  Limited v.  Burroughs  Wellcome  Inc.  and  Attorney
     General of Ontario and Ministry of Health.

11.  The  Chippewas  of  Saugeen  and  Nawash  First  Nations   regarding  Bruce
     Peninsula.

12.  Canadian  Agra  Corporation  et  al.  v.  Ontario  Hydro,   Ontario  Energy
     Corporation, HMQ, Minister of Energy.

13.  Missanabie Cree First Nation v. Ontario and Canada.

14.  Six Nations of the Grand River Band.

15.  Mishkeegogamang First Nation and seventeen others.

16.  Nevada Depot Inc. v. HMQ.

17.  Michael McCarthy et al v. Red Cross et al.

18.  Chiefs of Ontario v. HMQ.

19   Wesley  Big George on behalf of seven  Lake of the Woods  First  Nations v.
     HMQ.

20.  Wikwemikong  Indian Band Re:  aboriginal title in islands in Lake Huron and
     Georgian Bay.

21.  Chippewas  of Sarnia  Band re:  aboriginal  title in large tract in City of
     Sarnia.

22.  Nash et al. v. HMQRO and Brian Cass.

23.  Doris et al. v. HMQ as represented by the Minister of Health  (successor to the Ontario Association of Radiologists action).

24.  Mary Lou LaPratte,  Roland LaPratte,  Sheila Horrell, Arthur Horrell et al.
     (proposed class proceeding).

25.  Anderlis Leasing Enterprises et al.

26.  Northern  Diamond Gaming Services  Limited and Diamond Gaming Services Inc.
     et al.

27.  1191067 Ontario Inc., Silvo Di Gregorio and Tom Jones.

28.  Monaghan,  John  Richard v. HMQ,  the  Attorney  General and the  Solicitor
     General together with the OPP.

29.  Alberto Docouto v. HMQ and MAG.

30.  Temagami First Nation and  Teme-Augoma  Anishnabai re: title to large tract of Crown land in Northern Ontario.

31.  Mississauga  of  Alderville,   Beausoleil,  Chippewas  of  Georgia  Island,
     Mnjikaning (Rama), Curve Lake Hiawatha and Scugog Island First Nation.

32.  Alberto Docouto v. HMQ and MAG.

33.  First Class Casinos and Mr. Casino Inc. v. HMQ.

34.  Jeevaratnam  et al. v.  Attorney  General of  Ontario,  Director  of Income
     Maintenance (MCSS),  Municipality of Metropolitan  Toronto and the Regional
     Municipality of Ottawa Carleton.

35.  Somaskantharanjan  et al. v.  Attorney  General  of  Ontario,  Ministry  of
     Community  and Social  Services,  Director  of Ontario  Works,  Director of
     Ontario Disability Support Program, the City of Toronto.

36.  Robyn Wynberg et al v. HMQ.

37.  Simsta Art Creations, Simona Stanculescu v. Office of the Public Trustee.

38.  Jameel Mohammed v. Justice of the Peace Lavender et al.

39.  Vance Hamilton Egglestone v. HMQ and Elliott Thompson Barker.

40.  Arnold   Guettler,   Neo-Form   Corporation   and  Neo-Form  North  America
     Corporation v. HMQ et al.

41.  Big Grassy  (Mishkosiimiiniiziibing) First Nation and Ojibways of Onigaming
     First Nations adjacent to the Lake of the Woods and Winnipeg River area who are  signatories  to Treaty 3 and who are  seeking  damages  on  account of flooding that occurred 1887 - 1892.

                      PUBLIC ACCOUNTS, 2001-2002 - VOLUME 1

                     V. CLAIMS AGAINST THE CROWN - Continued

                              As at March 31, 2002

42.  Wauzhushk  Onigum First Nation and  Ochiichagwe'babig  o'ining First Nation
     and Washagamis Bay First Nations.

43.  Walpole  Island First Nations re:  aboriginal  Title to certain parts of S.
     Western Ontario use of land and compensation.

44.  Brett, L Brenda and Wells, C. Thomas v. HMQ.

45.  Owen Mitchell v. HMQ and National Bank v. HMQ.

46.  Timothy NATYSHAK v. HMQ et al.

47.  The Begetikong Anishnabe First Nation (aka the Ojibways of Pic River) Chief
     Roy Michano,  Councillor  Duncan Michano and  Councillor  Arthur H. Fisher,
     aboriginal title to a large tract of land on the northeastern shore of Lake
     Superior.

48.  Whitesand First Nation Annuity Claim,  Plaintiff  seeking  declaration that increased annuity payable pursuant to Robinson-Superior Treaty 1850 has not been paid.

49.  Red Rock First Nation Annuity Claim,  Plaintiff  seeking  declaration  that increased annuity payable pursuant to Robinson-Superior Treaty 1850 has not been paid.

50.  Moose Deer Point First  Nation,  Statement  of claim for  compensation  for breach of fiduciary  obligation and a declaration  that the plaintiffs have existing treaty rights as set out in the address of Samuel Peters Jarvis in
     1837,

51.  R. Shawn A. Cantlon v. HMQ.

52.  Anne and Alexander Larcade v. HMQ.

53.  Pearson v. Inco Ltd., Ministry of the Environment etc.

54.  Antonio Fracalanza v. HMQ.

55.  Ayok, Chol v. York University.

56.  Frank  Defazio,  et  al  v.  HMQRO,  Toronto  Transit  Commission,  Pinchen
     Environmental Consultants, et al.

57.  Dumoulin v. Ontario Realty Corporation and HMQ.

58.  CUPE v. Attorney General of Ontario.

59.  Hamilton Kilty Hockey Club Inc. v.Ontario.

60.  Tobasonakwut Kinew v. Canada and Ontario.

61.  Attawapiskat  First Nation v. HMQ,  HMQRO re: Claim for damages as a result of contamination of lands, groundwater and air.

62.  Adrian, et al v. Canada and Ontario.

                                [ ONTARIO LOGO ]

                                     Ontario